As filed with the Securities and Exchange Commission on July 25, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WESTERN REFINING LOGISTICS, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4610	46-3205923
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

123 W. Mills Avenue

El Paso, Texas 79901

(915) 534-1400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lowry Barfield

Senior Vice President—Legal, General Counsel and Secretary

123 W. Mills Avenue

El Paso, Texas 79901

(915) 534-1400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman Alan Beck Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson M. Breen Haire Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1) (2)	Amount of Registration Fee
Common units representing limited partner interests	$287,500,000	$39,215

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus, dated July 25, 2013

PROSPECTUS

            Common Units

Representing Limited Partner Interests

Western Refining Logistics, LP

This is the initial public offering of our common units representing limited partner interests. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “WNRL.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 20.

These risks include the following:

•

Our parent company, Western Refining, Inc., or Western, accounts for substantially all of our revenues. If Western changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines and gathering systems or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be adversely affected.

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

Western may suspend, reduce, or terminate its obligations under each of our commercial agreements and our services agreement in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

•

Western will own a     % limited partner interest in us and will control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Western, have conflicts of interest with us and limited duties to us and may favor their own interests to the detriment of our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Unitholders will experience immediate and substantial dilution of $ per common unit.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to Western Refining Logistics, LP (before expenses)	$	$

(1)	Excludes a structuring fee equal to % of the gross proceeds of this offering payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Please read “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters may also exercise their option to purchase up to an additional                 common units from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2013 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

BofA Merrill Lynch	Barclays

The date of this prospectus is                     , 2013

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. These data sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Moreover, forecasted information is inherently uncertain and we can provide no assurance that forecasted information will materialize. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions about our markets, and our internal research. Certain market and industry data has been derived from a report commissioned by us and prepared by BENTEK Energy, LLC (“BENTEK”). While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks, and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks, and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, and trade names.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes, unless otherwise indicated, (1) an initial public offering price of $             per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (2) that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

Unless the context otherwise requires, references in this prospectus to “Western Refining Logistics, LP,” “our partnership,” “we,” “our,” “us,” or like terms when used in a historical context, refer to Western Refining Logistics, LP Predecessor, our predecessor for accounting purposes, also referred to as “the Predecessor,” and when used in the present tense or prospectively, refer to Western Refining Logistics, LP and its subsidiaries. Unless the context otherwise requires, references in this prospectus to “Western” refer collectively to Western Refining, Inc. and its subsidiaries, other than Western Refining Logistics, LP, its subsidiaries and its general partner.

Western Refining Logistics, LP

Overview

We are a fee-based, growth oriented Delaware limited partnership recently formed by Western to own, operate, develop, and acquire terminals, storage tanks, pipelines, and other logistics assets. Our initial assets consist of pipeline and gathering assets and terminalling, transportation, and storage assets in the Southwestern portion of the U.S., including approximately 300 miles of pipelines and approximately 7.9 million barrels of active storage capacity, as well as other assets. Most of our assets are integral to the operations of Western’s refineries located in El Paso, Texas, and near Gallup, New Mexico.

We generate revenue primarily by charging fees and tariffs for transporting crude oil and refined and other products through our terminals and pipelines and for providing storage at our storage tanks and terminals. We do not take ownership of the hydrocarbons or products (other than certain additives) that we handle or engage in the trading of any commodities. Accordingly, we generally do not have direct exposure to fluctuations in commodity prices. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation escalators. We believe these contracts will generate stable and predictable cash flows. Please read “—Our Commercial Agreements with Western” below for a description of these agreements.

Our relationship with Western is one of our principal strengths. Western is a publicly traded (NYSE: WNR) independent crude oil refiner and marketer of refined and other products, and owns and operates two refineries, in El Paso, Texas and Gallup, New Mexico (referred to as Western’s “El Paso Refinery” and “Gallup Refinery,” respectively), with a total crude oil throughput capacity of 153,000 barrels per day (“bpd”). Western’s primary operating areas that we support encompass West Texas, Arizona, New Mexico, Utah, and Colorado. In addition to its refineries, Western also operates retail convenience stores in Arizona, Colorado, New Mexico, and Texas; a fleet of crude oil and refined product truck transports; and a wholesale petroleum products distributor that operates in Arizona, California, Colorado, Georgia, Nevada, New Mexico, Texas, Maryland, and Virginia. For the year ended December 31, 2012, Western reported net sales, operating income and net income of $9.5 billion, $711.9 million and $398.9 million, respectively. For the three months ended March 31, 2013, Western reported net sales, operating income and net income of $2.2 billion, $173.1 million and $83.7 million, respectively. As of March 31, 2013, Western reported total assets of $2.7 billion and total debt of $713.6 million.

We intend to expand our business primarily by increasing utilization of our existing systems, acquiring additional logistics assets from Western and third parties and executing organic growth projects. The Permian Basin in general, and the Delaware Basin in particular, are experiencing significant crude oil production growth as a result of improved drilling and completion techniques. This production growth provides the El Paso Refinery with a local supply of high quality, cost-advantaged crude oil. Western has stated that it intends to increase its access to this production and grow its logistics business generally, and has formed us to be the primary growth vehicle for this business. Western will grant us a right of first offer on certain logistics assets that it will retain following the completion of this offering, as well as on additional assets that Western may acquire or construct in our existing areas of operation in the future. Please read “Business—Our Assets and Operations—Right of First Offer.” We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer.

Our Assets and Operations

Our initial assets consist of the following:

•

Pipeline and Gathering Assets. Our pipeline and gathering assets consist of approximately 300 miles of crude oil pipelines and gathering systems and approximately 566,000 barrels of active crude oil storage located primarily in the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in northwestern New Mexico. These assets serve as a key source of high quality, cost-advantaged crude oil for Western’s El Paso and Gallup Refineries.

•

Terminalling, Transportation, and Storage Assets. Our terminalling, transportation, and storage assets consist of terminals and storage assets located on site at each of Western’s El Paso and Gallup Refineries, and standalone refined products terminals located in Bloomfield and Albuquerque, New Mexico. These assets include approximately 6.9 million barrels of active shell storage capacity. These assets primarily receive, store, and distribute crude oil, feedstock, and refined products for Western’s refineries. We also provide fee-based asphalt terminalling and processing services at an asphalt plant and terminal in El Paso and asphalt terminalling services at three stand-alone asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona, which have a combined storage capacity of approximately 473,000 barrels.

Business Objectives and Strategies

Our primary business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•

Generate Stable, Fee-Based Revenues. We are focused on generating stable and predictable cash flows by providing fee-based logistics services. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation escalators. As we grow our business, we will seek to enter into similar contracts with third parties that generate stable and predictable cash flows, as well as increase volumes under our existing contracts with Western. Pursuant to our contracts with Western, we generally do not have exposure to variability in the prices of the hydrocarbons and other products we handle.

•

Increase Utilization and Pursue Attractive Organic Growth Opportunities. We expect to realize increased throughput on our existing systems due to projected crude oil production growth in the Delaware Basin and Four Corners area and the continued ramp-up of our new gathering system in the Delaware Basin. We also intend to evaluate organic growth opportunities to increase utilization of our existing assets by, for example, adding gathering lines to connect new production to our mainline gathering lines. Additionally, we intend to take other steps to accommodate growth in Western’s business as well as increased third-party activity in our existing areas of operations.

•

Grow Through Strategic Acquisitions. We plan to pursue accretive acquisitions of complementary assets from Western as well as third parties. In order to provide us with initial acquisition opportunities, Western will grant us a right of first offer to acquire certain logistics assets that it will retain following this offering, as well as additional assets that it may acquire or construct in our existing areas of operation in the future. We believe we complement Western’s acquisition strategy by providing a specialized vehicle for owning, operating and acquiring logistics assets. This allows us to either bid jointly with Western for assets with associated logistics or subsequently purchase logistics assets from Western pursuant to our right of first offer in the omnibus agreement.

•

Maintain Safe, Reliable, and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance, and efficiency of our operations. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•

Well-Positioned Assets in High-Growth Regions. Most of our assets are located in or near the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in the San Juan and Paradox Basins in northwestern New Mexico. These shale-focused, crude oil producing basins are experiencing significant growth in production. According to BENTEK Energy, LLC (“BENTEK”), an energy market analytics company, Delaware Basin crude oil production was 450,000 bpd as of June 2013. BENTEK predicts that Delaware Basin crude oil production will increase by approximately 120,000 bpd over the next five years based on current drilling, and could increase by as much as an additional 300,000 bpd, for a total of 870,000 bpd, over this same period assuming increases in horizontal rig count, well count, and initial production (“IP”) rates. Western’s Gallup Refinery is currently sourcing approximately 25,000 bpd of crude oil primarily from the San Juan and Paradox Basins. Drilling activity in the area is increasing, and BENTEK predicts total production in the San Juan Basin alone could grow from approximately 7,700 bpd currently to between 20,000 bpd and 52,000 bpd over the next five years. This range is based on certain assumptions by BENTEK relating to horizontal rig count, well count, and IP rates. We believe crude oil production growth in these basins should increase utilization of our pipeline and gathering assets and create organic growth opportunities.

•

Relationship with Western. One of our principal strengths is our relationship with Western. We believe that Western will be incentivized to grow our business as a result of its significant economic interest in us, as well as its stated strategies of growing its logistics business and increasing its access to crude oil produced in its existing areas of operations. In particular, we expect to benefit from the following aspects of our relationship with Western:

•

Acquisition Opportunities. Western will grant us a right of first offer to acquire certain logistics assets that it will retain following this offering, as well as additional assets that it may acquire or construct in its existing areas of operation in the future;

•

Strength and Stability of Western’s Refining Business. Western’s El Paso and Gallup Refineries have a combined crude oil throughput capacity of 153,000 bpd. Western’s refining margins are supported throughout the refining cycle by a combination of abundant and lower cost feedstocks and strong values for its refined products. Through access to multiple strategic product pipelines afforded by our assets, Western sells products into several areas in the southwestern United States where refined product margins have historically been higher than Gulf Coast benchmarks. In addition, Western’s integrated distribution network of wholesale and retail assets provides a ratable output for products produced at its refineries;

•

Integration of Assets with Western’s Refineries. Most of our assets are integral to the operations of Western’s refineries. The refineries are strategically located in West Texas and New Mexico, which gives Western access to a diverse slate of high quality, advantageously priced crude oils. Our assets provide the refineries with their primary access to this supply of crude oil, and many of our assets are located adjacent to these refineries; and

•

Access to Operational and Industry Expertise. We expect to benefit from Western’s extensive operational, commercial, and technical expertise, as well as its industry relationships, as we seek to optimize and expand our existing asset base.

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Long-Term, Fee-Based Contracts. Initially, we will generate substantially all of our revenue under two 10-year, fee-based contracts with Western that will include minimum volume commitments and inflation escalators. We believe these contracts will generate stable, predictable cash flows and mitigate substantially all of our direct exposure to commodity price fluctuations. For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under these agreements are expected to total $119.7 million, or approximately 92% of our forecasted revenues of $130.8 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

•

Experienced Management Team. Our management team is experienced in the operation of logistics assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Western, who average more than 20 years of experience in the energy industry.

•

Financial Flexibility. In connection with this offering, we expect to enter into a new $300 million revolving credit facility and will have no initial indebtedness at the closing of this offering. In addition, we expect to retain $50 million as cash-on-hand from the proceeds of this offering. We believe we will have the financial flexibility to execute our growth strategy through cash-on-hand, the available capacity under our revolving credit facility, and our ability to access the debt and equity capital markets.

Growth Opportunities

Over the last few years, the U.S. has experienced a significant increase in crude oil production, driven primarily by new technologies including multi-stage fracturing and horizontal drilling. According to BENTEK, U.S. and Canadian crude oil production has grown from approximately 8.7 million bpd in 2011 to approximately 11.0 million bpd as of June 2013. The Permian Basin is among those basins experiencing significant growth. For example, according to BENTEK, current crude oil production in the Delaware Basin area of the Permian Basin was 450,000 bpd as of June 2013. BENTEK predicts that Delaware Basin crude oil production will increase by approximately 120,000 bpd over the next five years based on current drilling, and could increase by as much as an additional 300,000 bpd, for a total of 870,000 bpd, over this same period assuming increases in horizontal rig count, well count, and IP rates. We believe there are a number of potential growth opportunities for infrastructure projects within the Permian Basin and Four Corners areas to facilitate the delivery of crude oil from the wellhead to Western’s refineries and potentially other third parties.

Our asset portfolio consists of pipeline and gathering assets and terminalling, transportation, and storage assets, which are primarily located in or near the Delaware and San Juan Basins, and provide Western’s El Paso and Gallup Refineries with their primary access to the crude oil production in these areas. The anticipated increase in production in these basins provides us two distinct ways to grow our revenues and cash flow:

•

Increasing throughput on our existing systems. Our Delaware Basin system was placed into service in April 2013 and throughput on this system is increasing. In anticipation of increased crude oil production in the region and the addition of new gathering connections, mainline capacity of the system is designed to handle 100,000 bpd. In addition, there is approximately 38,000 bpd of truck unloading capacity at our Mason Station crude oil facility. Western’s forecasted throughput for the twelve months ending September 30, 2014 is 27,250 bpd on the mainline and 14,900 bpd at the Mason Station truck rack, representing approximately 27% and 39% of total capacity, respectively. Our Four Corners system also has available throughput capacity to accept increased production in the San Juan and Paradox Basins.

•

Organic growth projects to connect additional production to our system. We expect to construct or acquire from Western additional pipelines that connect to our existing gathering systems. These additional pipelines would generate revenue not only through fees charged for volumes transported on such pipelines, but also through increased throughput on our existing pipeline assets to which they connect.

Rights of First Offer

We believe that our relationship with Western should provide us with a number of potential future growth opportunities, including the opportunity to potentially acquire the following assets that Western will grant us a right of first offer to acquire for a period of 10 years after the closing of this offering:

•

TexNew Mex 16” Pipeline. At the closing of this offering, Western will contribute to us an approximately 43-mile segment of its TexNew Mex 16” Pipeline, and retain the remaining 299-mile segment that is currently not operating but is being evaluated for return to service. The retained segment extends from our crude oil station in Star Lake, New Mexico in the Four Corners area to near Maljamar, New Mexico in the Delaware Basin, and has hydraulic capacity to flow in a northerly or southerly direction. Western also anticipates the potential construction of crude oil gathering and storage tanks along this line should it be brought back into service. However, we currently do not expect Western to return this pipeline to service during the twelve months ending September 30, 2014.

•

Jal NGL Terminal. Western’s Jal NGL Terminal, located in Lea County, New Mexico, receives, stores, and ships various light hydrocarbon products or natural gas liquids (“NGLs”) via truck, rail, and pipeline. On an annual average basis, Western uses approximately 25% of this terminal’s throughput capacity primarily to receive and store butanes in support of its El Paso Refinery. Primary storage at the Jal NGL Terminal consists of four large NGL storage caverns, with combined storage capacity of approximately 562,000 barrels, that are connected to the Enterprise Products Partners L.P. (“Enterprise”) MAPL system connecting NGL hubs at Conway, Kansas and Mt. Belvieu, Texas. Brine ponds are available on site to support product movement in and out of the storage caverns. The terminal also includes 17 storage tanks with a combined shell storage capacity of approximately 15,000 barrels, and loading and unloading capacity of up to 6,000 bpd, utilizing either a three-bay truck rack or a rail loading facility located on the Texas-New Mexico Railroad that has 16 loading spots.

•

Crude Oil Trucking and Refined Products Trucking. Western operates a fleet of approximately 190 crude oil and refined product truck transports. Twenty-nine crude truck transports in the Four Corners area gather approximately 9,100 bpd of crude oil, and Western anticipates growing its newly-created Delaware Basin fleet to approximately 40 truck transports by the end of 2013. In addition, Western has a fleet of 156 refined product truck transports that operate in Texas, New Mexico, Arizona, Colorado, Utah, and California.

•

Wholesale Fuel/Jobber/Lube Facilities. Western’s wholesale operations market and distribute approximately 73,900 bpd of Western’s refinery production. Western’s lubricant marketing, distribution and warehousing operations handle approximately one million gallons per month. Western’s wholesale operations distribute refined products and lubricants in Arizona, California, Colorado, Nevada, New Mexico, and Texas.

In addition, Western will grant us a right of first offer to acquire additional logistics assets in the Permian Basin or the Four Corners area that it may construct or acquire in the future. Western currently anticipates constructing additional logistics assets that would be subject to our rights of first offer, if constructed. These assets, which may require significant capital to construct and place into service, include:

•

Additional gathering lines connected to the Delaware Basin system and the Four Corners system. The Delaware Basin system mainline is designed to handle up to 100,000 bpd in anticipation of the expected growth of crude oil production in the surrounding area. Western is evaluating building gathering facilities to tie nearby production facilities to our mainlines. Western is also evaluating building additional gathering lines to connect producers in the Four Corners area to our Four Corners system.

•

Pipeline to connect Delaware Basin system and TexNew Mex 16” Pipeline. Western is in the initial engineering phase for the potential construction of an approximately 70-mile pipeline to connect the TexNew Mex 16” Pipeline near Maljamar with our Delaware Basin system. Western anticipates the potential construction of additional crude oil gathering systems, both pipeline and truck, and additional storage tank capacity along this pipeline, should it be completed.

We refer to the assets listed above as our “right of first offer assets” and our rights related to them as our “rights of first offer.” Pursuant to an omnibus agreement, Western will be required to offer us the opportunity to acquire these assets in the future if it decides to sell them. We expect that Western would be the primary customer for these assets after any purchase of such assets by us. The consummation and timing of any acquisition of assets owned by Western will depend upon, among other things, Western’s willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer.

Our Relationship with Western

Following the completion of this offering, Western will continue to own and operate its refining and other assets and will retain a significant interest in us through its ownership of a     % limited partner interest, as well as ownership of our general partner and, indirectly, all of our incentive distribution rights. Given Western’s significant ownership in us following this offering, as well as its stated strategies of growing its logistics business and increasing its access to crude oil produced in our existing areas of operations, we believe it will be in Western’s best interests for it to contribute additional assets to us over time and to facilitate organic growth opportunities and accretive acquisitions from third parties. However, Western is under no obligation to contribute or sell any assets to us or accept any offer for its assets that we may choose to make.

In addition to the commercial agreements we will enter into with Western upon the closing of this offering, we will also enter into an omnibus agreement and a services agreement with Western. Under the omnibus agreement, subject to certain exceptions, Western will grant us our rights of first offer. The omnibus agreement will also address our reimbursement to Western for the provision of various administrative services in support of our assets and Western’s indemnification of us for certain matters, including environmental, title and tax matters. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

While our relationship with Western and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read “Conflicts of Interest and Duties” and “Risk Factors.”

Our Commercial Agreements with Western

Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western (one for pipeline and gathering services, and another for terminalling, transportation and storage services), supported by minimum volume commitments and inflation escalators, that may be renewed for two five-year periods upon mutual agreement of us and Western. Under these agreements, we will provide various crude oil gathering, terminalling, and storage services to Western, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products, and to reserve storage capacity. For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under these agreements are expected to total $119.7 million, or approximately 92% of our forecasted revenues of $130.8 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

For additional information about these commercial agreements, please read “Certain Relationships and Related Party Transactions—Our Commercial Agreements with Western.”

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. As long as a company is deemed an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

•	a requirement to present only two years of audited financial statements and related Management’s Discussion and Analysis included in an initial public offering registration statement;

•	an exemption to provide fewer than five years of selected financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues, (3) the date on which we have more than $700 million in market value of our common units held by non-affiliates or (4) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period.

We have elected to adopt the reduced disclosure requirements described above, except we have elected to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable). As a result of these elections, the information that we provide in this prospectus may be different from the information you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure, and the tax characteristics of our common units. You should read carefully the risks under the caption “Risk Factors.”

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in July 2013 by Western to own, operate, develop, and acquire terminals, storage tanks, pipelines, and other logistics assets. In connection with this offering, Western will contribute certain assets and operations to us.

Additionally, at the closing of this offering, the following transactions will occur:

•	we will issue a non-economic general partner interest in us, as well as all of our incentive distribution rights, to our general partner;

•	we will issue common units and subordinated units to Western, representing an aggregate % limited partner interest in us;

•	we will issue common units in this offering to the public, representing a % limited partner interest in us;

•	we will enter into a new $300 million revolving credit facility, with no borrowings under the facility at the closing of this offering;

•	we will enter into two 10-year commercial agreements with Western;

•	we will enter into an omnibus agreement with Western; and

•	we will enter into a services agreement with Western.

We will use the net proceeds from this offering (including any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us) as described in “Use of Proceeds.”

The diagram on the following page depicts a simplified version of our organization and ownership structure after giving effect to this offering and the related formation transactions.

Ownership of Western Refining Logistics, LP

After giving effect to the transactions described above, assuming the underwriters’ option to purchase additional common units from us is not exercised, all of our incentive distribution rights will be held by our general partner and our units will be held as follows:

Public Common Units		%
Common Units held by Western		%
Subordinated Units held by Western		%
Non-Economic General Partner Interest held by Western Refining Logistics GP, LLC	—

Total	100%

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

Our Management

We are managed and operated by the board of directors and executive officers of Western Refining Logistics GP, LLC, our general partner. Western is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (“NYSE”). Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of Western. For more information about the directors and executive officers of our general partner, please read “Management—Directors and Executive Officers of Western Refining Logistics GP, LLC.”

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Western or others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, including Western, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 123 W. Mills Avenue, El Paso, Texas 79901 and our telephone number is (915) 534-1400. Our website will be located at                 . We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”), available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

General. Under our partnership agreement, our general partner has a duty to manage us in a manner it believes to be in the best interests of our partnership. However, because our general partner is a wholly owned subsidiary of Western, the officers and directors of our general partner also have a duty to manage our general partner in a manner that is in the best interests of Western. Consequently, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Western, on the other hand.

Partnership Agreement Replacement of Fiduciary Duties. Our partnership agreement limits the liability and eliminates and replaces the fiduciary duties of our general partner to our unitholders, and also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, each purchaser agrees to be bound by the terms of our partnership agreement. Each unitholder is also treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties.

For a more detailed description of the conflicts of interest and duties of our general partner, please read “Conflicts of Interest and Duties.”

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase an additional common units (the “option units”) in full.

Units outstanding after this offering	common units and subordinated units, for a total of limited partner units, regardless of whether the underwriters exercise their option to purchase any of the option units, representing a 100% limited partner interest in us. Of this amount, common units will be issued to Western or a wholly owned subsidiary of Western at the closing of this offering and, assuming the underwriters do not exercise their option to purchase any of the option units, all such option units will be issued to Western, upon the expiration of the underwriters’ option exercise period. However, if the underwriters exercise their option to purchase any portion of the option units, we will (1) issue to the public the number of option units purchased by the underwriters pursuant to such exercise, and (2) issue to Western, upon the expiration of the option exercise period, all remaining option units. Any such option units issued to Western will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering, based upon the assumed initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and offering expenses, as follows:

•	we will retain $50 million for general partnership purposes; and

•

we will distribute the balance of any net proceeds to Western in partial consideration of its contribution of assets to us in connection with this offering and to reimburse Western for certain capital expenditures incurred with respect to such assets.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $ million. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be distributed to Western.

Cash distributions	Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after establishment of reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

For the first quarter that we are publicly traded, we anticipate that we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through , 2013, based on the actual length of that period.

Our partnership agreement requires us to distribute all of our available cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our general partner, as the holder of our incentive distribution rights, will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	General Partner (as Holder of Our Incentive Distribution Rights)
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $	50.0%	50.0%

We refer to these distributions as “incentive distributions.” Please read “How We Make Distributions to Our Partners.”

We believe, based on our financial forecast and related assumptions included in “Our Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient available cash to pay the minimum quarterly distribution of $         on all of our common units and subordinated units for each quarter in the twelve months ending

September 30, 2014. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate, except as provided in our partnership agreement. If we do not generate sufficient cash from operations we may, but are not required to, borrow funds to pay the minimum quarterly distribution to our unitholders. There is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

If we had completed this offering and related transactions on April 1, 2012, our unaudited pro forma cash available for distribution for the twelve-month period ended March 31, 2013 would have been approximately $33.1 million. This amount would have been sufficient to pay the minimum quarterly distribution of $ per unit per quarter ($ per unit on an annualized basis) on all of our common units and a cash distribution of $ per unit per quarter ($ per unit on an annualized basis), or approximately % of the minimum quarterly distribution, on all of our subordinated units for such period.

If we had completed this offering and related transactions on January 1, 2012, our unaudited pro forma cash available for distribution for the year ended December 31, 2012 would have been approximately $34.2 million. This amount would have been sufficient to pay the minimum quarterly distribution of $ per unit per quarter ($ per unit on an annualized basis) on all of our common units and a cash distribution of $ per unit per quarter ($ per unit on an annualized basis), or approximately % of the minimum quarterly distribution, on all of our subordinated units for such period.

Subordinated units	Western will initially own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid distributions of available cash of at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2016, or (2) $ (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period ending on or after , 2014, in each case provided there are no arrearages in the payment of the minimum quarterly distributions on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter common units will no longer be entitled to arrearages.

Our general partner’s right to reset the target distribution levels	Our general partner, as the initial holder of all of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units that would have entitled their holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. Please read “How We Make Distributions to Our Partners—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Western will own an aggregate of     % of our outstanding voting units (or     % of our outstanding voting units, if the underwriters exercise their option to purchase additional common units in full). This will give Western the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed, and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Directed unit program	At our request, the underwriters have reserved for sale up to % of the common units being offered by this prospectus for sale at the initial public offering price to the directors and executive officers of our general partner and Western, and certain other employees and consultants of Western and its affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Reserved Common Units.”

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol “WNRL.”

Summary Historical and Pro Forma Financial Data

The following table shows summary historical combined financial data of the Predecessor, and summary unaudited pro forma combined financial data of Western Refining Logistics, LP for the periods and as of the dates indicated. The summary historical combined financial statements of the Predecessor, as of and for the years ended December 31, 2012, and December 31, 2011, are derived from the audited combined financial statements of the Predecessor appearing elsewhere in this prospectus. The summary historical interim combined financial data of the Predecessor as of and for the three months ended March 31, 2013, and March 31, 2012, are derived from the unaudited interim combined financial statements of the Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma combined financial statements presented in the following table as of and for the three months ended March 31, 2013, and for the year ended December 31, 2012, are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of March 31, 2013, and the unaudited pro forma combined statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012, assume the offering and the related transactions occurred as of January 1, 2012. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	Western’s contribution of certain of the Predecessor’s assets to us and the elimination of certain of the Predecessor’s assets that will not be contributed to us;

•	our entering into a new $300 million revolving credit facility, under which there will be no borrowings at the closing of this offering;

•

our entering into two 10-year commercial agreements with Western, and the recognition of crude oil gathering and transportation, terminalling, and storage revenue under those agreements at rates that were not recognized on a historical basis by the Predecessor;

•	our entering into an omnibus agreement and services agreement with Western;

•

the completion of this offering, and our issuance of (i) our non-economic general partner interest and all of our incentive distribution rights to our general partner; (ii)              common units and              subordinated units, representing an aggregate     % limited partner interest in us to Western and its subsidiaries; and (iii) common units, representing a     % limited partner interest in us, to the public; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined financial statements do not include $3.5 million in estimated incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

	Western Refining Logistics, LP Predecessor Historical				Western Refining Logistics, LP Pro forma
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,	Year ended December 31,
(in thousands, except per unit amounts)	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Combined statements of income:
Revenues (1):
Affiliate	$912	$723	$3,167	$2,439	$23,909	$100,385
Third-party	227	233	678	992	227	678

Total revenues	1,139	956	3,845	3,431	24,136	101,063

Operating costs and expenses:
Operating and maintenance expenses	15,567	12,113	58,667	53,766	14,137	51,347
General and administrative expenses	1,041	1,058	4,227	4,045	1,041	4,227
Loss (gain) on disposal of assets	—	335	335	(26,687)	—	335
Depreciation and amortization expense	2,930	2,910	11,620	12,694	2,433	9,527

Total operating costs and expenses	19,538	16,416	74,849	43,818	17,611	65,436

Operating income (loss)	(18,399)	(15,460)	(71,004)	(40,387)	6,525	35,627
Other income (expense):
Interest expense and other financing costs	—	—	—	—	(455)	(1,445)
Other, net	2	2	12	14	2	12

Income (loss) before income taxes	(18,397)	(15,458)	(70,992)	(40,373)	6,072	34,194
Provision for income taxes	—	—	—	—	(101)	(448)

Net income (loss)	$(18,397)	$(15,458)	$(70,992)	$(40,373)	$5,971	$33,746

Net income (loss) per limited partner unit (basic and diluted):
Common units
Subordinated units
Combined balance sheets (at period end):
Cash and cash equivalents	$—		$—	$—	$50,000
Property, plant and equipment, net	153,729		134,596	120,015	125,891
Total assets	154,380		135,331	120,384	177,491
Total liabilities	3,600		5,558	2,450	—
Division equity	150,780		129,773	117,934	—
Partners’ capital	—		—	—	177,491
Total liabilities, division equity, and partners’ capital	154,380		135,331	120,384	177,491
Combined statements of cash flows:
Net cash provided by (used in):
Operating activities	(17,015)	(13,095)	(57,331)	(53,603)
Investing activities	(22,389)	(2,938)	(25,500)	36,069
Financing activities	39,404	16,033	82,831	17,534
Other financial data:
Capital Expenditures:
Maintenance	752	2,117	5,922	3,302	752	5,922
Expansion	21,311	1,252	20,839	656	21,311	20,839
EBITDA (2)	$(15,467)	$(12,548)	$(59,372)	$(27,679)	$8,960	$45,166

(1)	Our assets have historically been a part of the integrated operations of Western, and the Predecessor generally recognized only the costs and did not record revenue associated with the transportation, terminalling, or storage services provided to Western on an intercompany basis. Accordingly, the revenues in the Predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and minimum amounts required to be recorded for Western for local tax purposes. Following the closing of this offering, our revenues will be generated by existing third-party contracts and from the commercial agreements that we will enter into with Western at the closing of this offering. Pro forma revenues reflect recognition of affiliate revenues generated by pipeline and gathering assets and terminalling, transportation and storage assets to be contributed to us at the closing of this offering that were not previously recorded in the historical financial records of the Predecessor.

(2)	We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. For a reconciliation of EBITDA to our most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), please read “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks that we are subject to are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution or any distributions at all on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

Western accounts for substantially all of our revenues, and therefore we are subject to the business risks of Western. If Western changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines and gathering systems or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be adversely affected.

For the three months ended March 31, 2013 and the year ended December 31, 2012, Western accounted for greater than 99% of our unaudited pro forma revenues. Western is the primary shipper on our pipelines and gathering systems and our primary customer for our terminalling and storage activities. As we expect to continue to derive substantially all of our revenues from Western for the foreseeable future, we are subject to the risk of nonpayment or nonperformance by Western under our commercial agreements. Any event, whether in our existing areas of operation or otherwise, that materially and adversely affects Western’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of Western, some of which are related to the following:

•	the price volatility of crude oil, other feedstock, refined and other products, and fuel and utility services may have a material adverse effect on Western’s earnings and cash flows;

•

if the price of crude oil increases significantly or Western’s credit profile changes, or if Western is unable to access its revolving credit facility for borrowings or for letters of credit, Western’s liquidity and ability to purchase enough crude oil to operate its refineries at full capacity could be materially and adversely affected;

•	Western’s hedging transactions may limit its gains and expose Western to other risks;

•

the risk of contract cancellation, non-renewal or failure to perform by Western’s customers, and Western’s inability to replace such contracts and/or customers could have a material adverse effect on Western’s earnings and cash flows;

•	Western’s indebtedness may limit its ability to obtain additional financing and Western may also face difficulties complying with the terms of its indebtedness agreements;

•	covenants and events of default in Western’s debt instruments could limit its ability to undertake certain types of transactions and adversely affect its liquidity;

•	Western has capital needs for which its internally generated cash flows and other sources of liquidity may not be adequate;

•

the dangers inherent in Western’s operations could cause disruptions and could expose Western to potentially significant losses, costs, or liabilities. Any significant interruptions in the operations of any of Western’s refineries could materially and adversely affect its business, financial condition, results of operations, and cash flows;

•	Western’s operations involve environmental risks that could give rise to material liabilities;

•	Western may incur significant costs to comply with environmental, health, and safety laws and regulations;

•	Western could experience business interruptions caused by pipeline shutdowns or interruptions;

•	a material decrease in the supply of crude oil available to Western’s refineries could significantly reduce its production levels;

•

severe weather could interrupt the supply of some of Western’s feedstock for its refineries that could have a material adverse effect on its business, financial condition, results of operation, and cash flows;

•	Western could incur substantial costs or disruptions in its business if it cannot obtain or maintain necessary permits and authorizations;

•

competition in the refining and marketing industry is intense, and an increase in competition in the areas in which Western sells its refined and other products could adversely affect Western’s sales and profitability;

•	Western’s business, financial condition, results of operations, and cash flow may be materially adversely affected by a continued economic downturn;

•	Western’s insurance policies do not cover all losses, costs, or liabilities that Western may experience;

•	Western could be subject to damages based on claims brought by its customers or lose customers as a result of a failure of its products to meet certain quality specifications;

•	a substantial portion of Western’s refining workforce is unionized, and Western may face labor disruptions that would interfere with their operations;

•	if Western loses any of its key personnel, Western’s ability to manage its business could be negatively impacted; and

•	terrorist attacks, cyber-attacks, threats of war, or actual war may negatively affect Western’s operations, financial condition, results of operations, cash flows, and prospects.

Petroleum refining and marketing is highly competitive. Due to their geographic diversity, larger and more complex refineries, integrated operations, and greater resources, some of Western’s competitors may be better able to withstand volatile market conditions, compete on the basis of price, obtain crude oil in times of shortage, and bear the economic risk inherent in all phases of the refining industry. The El Paso and Gallup Refineries primarily compete with Valero Energy Corp., Phillips 66 Company, Alon USA Energy, Inc., HollyFrontier Corporation, Tesoro Corporation, Chevron Products Company, and Suncor Energy, Inc. as well as refineries in other regions of the country that serve the regions Western serves through pipelines. The areas where Western sells refined products are also supplied by various refined product pipelines. Any expansions or additional products supplied by these third-party pipelines could put downward pressure on refined product prices in these areas.

Western is not obligated to use our services with respect to volumes of crude oil or refined and other products in excess of the minimum volume commitments under its commercial agreements with us. In addition, the initial terms of Western’s obligations under those agreements are 10 years. If Western fails to use our assets and services after expiration of those agreements, or should our commercial agreements be invalidated for any reason, and we are unable to generate additional revenue from third parties, our ability to make cash distributions to unitholders may be materially and adversely affected.

Additionally, Western may consider opportunities presented by third parties with respect to its refinery assets. These opportunities may include offers to purchase assets and joint venture propositions. Western may also change its refineries’ operations by developing new facilities, suspending or reducing certain operations, modifying or closing facilities or terminating operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Western actively manages its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future. No such changes will be subject to our consent.

Furthermore, conflicts of interest may arise between Western and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. We have no control over Western, our largest source of revenue and our primary customer, and Western may elect to pursue a business strategy that does not favor us and our business. Please read “Risk Factors—Risks Inherent in an Investment in Us.”

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to pay the minimum quarterly distribution of $             per unit per quarter, or $             per unit on an annualized basis, we will require available cash of approximately $             million per quarter, or approximately $             million per year, based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volume of crude oil and refined and other products we handle;

•	the transportation, terminalling, and storage fees with respect to volumes that we handle;

•	our entitlement to payments associated with the minimum volume commitments under our commercial agreements with Western;

•	timely payments by Western and our other customers; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, including:

•	the amount of our operating expenses and general and administrative expenses, including reimbursements to Western in respect of those expenses;

•	the level of capital expenditures we make;

•	the cost of acquisitions and organic growth projects, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our revolving credit facility and other debt service requirements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

On an unaudited pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended March 31, 2013 or the year ended December 31, 2012.

The amount of available cash we need to pay the minimum quarterly distribution for four quarters on all of our units to be outstanding immediately after this offering will be approximately $             million. The amount of our pro forma cash available for distribution generated during the twelve months ended March 31, 2013 was $33.1 million, which would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units during such period but only     % of the minimum quarterly distribution on our subordinated units during this period. The amount of pro forma cash available for distribution generated during the year ended December 31, 2012 was $34.2 million, which would have been sufficient to allow us to pay the minimum quarterly distribution on all of our common units during such period but only     % of the minimum quarterly distributions on our subordinated units during this period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the twelve months ended March 31, 2013 and the year ended December 31, 2012, please read “Our Cash Distribution Policy and Restrictions on Distributions.” If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of cash available for distribution, as set forth in “Our Cash Distribution Policy and Restrictions on Distributions,” are inherently uncertain and are subject to significant business, economic, financial, regulatory, and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecasted results of operations, EBITDA and cash available for distribution for the twelve months ending September 30, 2014. Our ability to pay the full minimum quarterly distributions in the forecast period is based upon a number of assumptions that may not prove to be correct that are discussed in “Our Cash Distribution Policy and Restrictions on Distributions.” Management has prepared the financial forecast and has not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory, and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Western may suspend, reduce, or terminate its obligations under each of our commercial agreements and our services agreement in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to unitholders.

Our commercial agreements and services agreement with Western include provisions that permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include a material breach of the agreement by us, or Western deciding to permanently or indefinitely suspend refining operations at one or more of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. Western has the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect us. For instance, under the commercial agreements, if Western decides to permanently or indefinitely suspend, in full or in part, refining operations at a refinery for a period that will continue for at least twelve consecutive months, then it may terminate or proportionately reduce, as applicable, its obligations under the agreement on no less than twelve-months’ prior written notice to us, unless it publicly announces its intent to resume operations at the refinery at least two months prior to the expiration of the twelve-month notice period. Under the commercial agreements, Western has the right to terminate such agreements with respect to any services for which performance will be suspended by a force majeure event for a period in excess of twelve months. Additionally, under the commercial agreements, Western has the right to terminate such agreements in the event of a material breach by us, subject to a 20-business day cure period.

Generally, although Western is not entitled to claim a force majeure event under the commercial agreements, Western’s and our obligations under these agreements will be proportionately reduced or suspended to the extent that we are unable to perform under the agreements upon our declaration of a force majeure event. As defined in our commercial agreements and in the services agreement, force majeure events include any acts or occurrences that prevent services from being performed under the applicable agreement, including, but not limited to:

•	acts of God, or fires, floods or storms;

•	compliance with orders of courts or any governmental authority;

•	explosions, wars, terrorist acts, riots, strikes, lockouts or other industrial disturbances;

•	accidental disruption of service;

•	breakdown of machinery, storage tanks or pipelines, and inability to obtain or unavoidable delay in obtaining material or equipment; and

•	similar events or circumstances, so long as such events or circumstances are beyond the service provider’s reasonable control and could not have been prevented by the service provider’s due diligence.

Accordingly, under our commercial agreements there exists a broad range of events that could result in our no longer being required to transport or distribute Western’s minimum throughput commitments on our pipelines and gathering systems or at our terminals, respectively, or to reserve dedicated storage capacity for Western’s products and Western no longer being required to pay the full amount of fees that would have been associated with its minimum throughput commitments and storage capacity reservations. Additionally, we have no control over Western’s business decisions and operations, and conflicts of interest may arise between Western and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. Western is not required to pursue a business strategy that favors us or utilizes our assets, and could elect to decrease refinery production or shutdown or re-configure a refinery. Furthermore, a single event or business decision relating to one of Western’s refineries could have an impact on each of our commercial agreements with

Western. These actions, as well the other activities described above, could result in a reduction or suspension of Western’s obligations under one or more of our commercial agreements. Any such reduction or suspension would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. Please read “Certain Relationships and Related Party Transactions—Our Commercial Agreements with Western.”

If Western satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with Western, our ability to make distributions to our unitholders will be reduced.

Western is not obligated to use our services with respect to volumes of crude oil or refined and other products in excess of the minimum commitments under the various commercial agreements with us. Our ability to make the minimum quarterly distribution on all outstanding units will be adversely affected if we do not transport additional volumes for Western on our pipeline and gathering systems (in excess of the minimum volume commitments under our commercial agreements), and handle additional Western and/or third-party volumes at our terminals, or if Western’s obligations under our commercial agreements are suspended, reduced or terminated due to a refinery shutdown or force majeure event. In addition, the terms of Western’s obligations under those agreements extend 10 years from the completion of this offering. If Western fails to use our facilities and services after expiration of those agreements and we are unable to generate additional revenues from third parties, our ability to make cash distributions to unitholders will be reduced.

A material decrease in the refining margins at Western’s refineries could materially reduce the volumes of crude oil or refined and other products that we handle, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

The volume of refined and other products that we handle at our refined products terminals and the volume of crude oil that we transport on our pipeline and gathering systems depend substantially on Western’s refining margins. Refining margins are dependent both upon the price of crude oil or other refinery feedstock and the price of refined and other products. These prices are affected by numerous factors beyond our or Western’s control, including the global supply and demand for crude oil, gasoline and refined and other products. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products, and fuel and utility services. In particular, Western’s refining margins were significantly lower in 2010 compared to 2012 and 2011 due to decreased demand for refined products, substantial increases in feedstock costs, and lower increases in product prices throughout much of 2010. Western’s refining margins have been positively impacted by the discount of WTI crude oil to Brent crude oil and the discount of WTI Midland crude oil to WTI Cushing crude oil, as the majority of its crude oil purchases are based on pricing tied to WTI Midland. However, both the WTI/Brent discount and the WTI Midland/Cushing discount have narrowed recently. For example, the WTI/Brent discount decreased from a high of $25.53 on November 15, 2012 to $0.20 as of July 19, 2013, based on New York Mercantile Exchange and Intercontinental Exchange closing prices. Both the WTI/Brent discount and the WTI Midland/Cushing discount remain volatile, and either or both of these discounts could remain narrow, further decline, or invert in the future.

In addition to current market conditions, there are long-term factors that may impact the supply and demand of refined and other products in the United States. These factors include:

•	changes in global and local economic conditions;

•	demand for crude oil and refined products, especially in the U.S., China, and India;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa, and Latin America;

•

the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstocks, and refined products imported into the U.S., which can be impacted by accidents, interruptions in transportation, inclement weather, or other events affecting producers and suppliers;

•	utilization rates of U.S. refineries;

•	changes in fuel specifications required by environmental and other laws;

•	the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain oil price and production controls;

•	development and marketing of alternative and competing fuels;

•	pricing and other actions taken by competitors that impact the market;

•

product pipeline capacity, including the Magellan Southwest System pipeline, as well as Kinder Morgan’s expansion of its East Line, both of which could increase supply in certain of Western’s service areas and therefore reduce Western’s margins;

•

accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our plants, machinery or equipment, or those of our suppliers or customers; and

•	local factors, including market conditions, weather conditions, and the level of operations of other refineries and pipelines in our service areas.

If the demand for refined and other products, particularly in Western’s primary market areas, decreases significantly, or if there were a material increase in the price of crude oil supplied to Western’s refineries without an increase in the value of the products produced by those refineries, either temporary or permanent, that caused Western to reduce production of refined and other products at its refineries, there would likely be a reduction in the volumes of crude oil and refined and other products we handle for Western. Any such reduction could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

Our logistics operations and Western’s refining operations are subject to many risks and operational hazards, some of which may result in business interruptions and shutdowns of our or Western’s facilities and damages for which we may not be fully covered by insurance. If a significant accident or event occurs that results in business interruption or shutdown for which we are not adequately insured, our operations and financial results could be adversely affected.

Our logistics operations are subject to all of the risks and operational hazards inherent in transporting and storing crude oil and refined and other products, including:

•	damages to pipelines and facilities, related equipment and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•

the inability of third-party facilities on which our operations are dependent, including Western’s facilities, to complete capital projects and to restart timely refining operations following a shutdown;

•	mechanical or structural failures at our facilities or at third-party facilities on which our operations are dependent, including Western’s facilities;

•	curtailments of operations relative to severe seasonal weather;

•	inadvertent damage to pipelines from construction, farm, and utility equipment; and

•	other hazards.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, as well as business interruptions or shutdowns of our facilities. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition, and results of operations. In addition, Western’s refining operations, on which our operations are substantially dependent, are subject to similar operational hazards and risks inherent in refining crude oil. A serious accident at our facilities or at Western’s facilities could result in serious injury or death to employees of our general partner or its affiliates or contractors and could expose us to significant liability for personal injury claims and reputational risk. We have no control over the operations at Western’s refineries and their associated pipelines.

We will be insured under the property, liability and business interruption policies of Western, subject to the deductibles and limits under those policies. To the extent Western experiences losses under the insurance policies, the limits of our coverage may be decreased. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition, and results of operations.

Our substantial dependence on the El Paso and Gallup Refineries as well as the lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.

We believe that most of our revenues for the foreseeable future will be derived from operations supporting the El Paso and Gallup Refineries. Any event that renders either refinery temporarily or permanently unavailable or that temporarily or permanently reduces rates at either refinery could have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

We rely on revenues generated from our pipelines and gathering operations, and our transportation, terminalling, and storage operations that are located in West Texas, New Mexico and Arizona. Due to our lack of diversification in assets and geographic location, an adverse development in our businesses or areas of operations, including adverse developments due to catastrophic events, weather, regulatory action, and decreases in demand for crude oil and refined products, could have a significantly greater impact on our results of operations and cash available for distribution to our common unitholders than if we maintained more diverse assets and locations. Such events may constitute force majeure events under our commercial agreements, potentially resulting in the suspension, reduction or termination of multiple commercial agreements in the impacted geographic area. In addition, during a refinery turnaround, we expect that Western may only satisfy its minimum volume commitments with respect to our assets that serve such refinery. Please read “—Western may suspend, reduce, or terminate its obligations under each of our commercial agreements and our services agreement in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to unitholders” and “—If Western satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with Western, our ability to make distributions to our unitholders will be reduced.”

Terrorist attacks, cyber-attacks, threats of war, or actual war may negatively affect our and Western’s operations, financial condition, results of operations, cash flows, and prospects.

Terrorist attacks in the U.S., as well as events occurring in response to or in connection with them, may adversely affect our and Western’s operations, financial condition, results of operations, cash flows, and prospects. Energy related assets (that could include third-party pipelines and refineries, such as the Western refineries on which we are substantially dependent, and terminals and pipelines such as ours) may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations, cash flows, and prospects. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for Western’s crude oil and refined and other products. In addition, disruption or significant increases in energy prices could result in government imposed price controls. While we currently maintain some insurance that provides coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. As a result, insurance providers may not continue to offer this coverage to us on terms that we consider affordable, or at all.

We and Western are dependent on technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our respective businesses. These information systems include data network and telecommunications, internet access and our websites, and various computer hardware equipment and software applications, including those that are critical to the safe operation of our pipelines and terminals. These information systems are subject to damage or interruption from a number of potential sources including natural disasters, software viruses or other malware, power failures, cyber-attacks, and other events. To the extent that these information systems are under our control, we have implemented measures such as virus protection software, and emergency recovery processes to address the outlined risks. However, security measures for information systems cannot be guaranteed to be failsafe. Any compromise of our data security or our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business and subject us to additional costs and liabilities.

A material decrease in the supply of crude oil available to Western’s refineries could significantly reduce the volume of crude oil gathered and transported by our pipeline systems and the refined and other products distributed by our terminals, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to unitholders.

The volume of crude oil that we gather and transport on our pipeline systems and the volume of refined and other products that we distribute at our terminals depends on the volume of refined and other products produced at Western’s refineries. Western continually contracts with third-party crude oil suppliers to maintain a sufficient supply of crude oil for production at their refineries. In order to maintain or increase refined and other product production levels at their refineries, Western must continually contract for new crude oil supplies at a greater rate than the rate of decline in Western’s current supplies. A decline in available crude oil to Western’s refineries or an inability to secure additional crude oil supplies to meet the needs of current or future refinery expansion could result in an overall decline in volumes of refined and other products produced by Western’s refineries. If the volume of attractively-priced, high-quality crude oil available to Western’s refineries is materially reduced for a prolonged period of time, the volume of crude oil gathered and transported by our pipeline systems and the volume of refined and other products distributed by our terminals, and the related fees for those services, could be materially reduced, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

We may not be able to increase our third-party revenue significantly or at all due to competition and other factors, which could limit our ability to grow and extend our dependence on Western.

Part of our growth strategy includes diversifying our customer base by identifying opportunities to offer services to third parties with our existing assets or by acquiring or developing new assets independently from Western. Our ability to increase our third-party revenue is subject to numerous factors beyond our control, including competition from third parties and the extent to which we lack available capacity when third-party shippers require it. To the extent that we have available capacity at our refined products terminals available for third-party volumes, competition from other existing or future refined products terminals owned by third parties may limit our ability to utilize this available capacity.

We have historically provided gathering, transportation, terminalling, and storage services to third parties on only a limited basis. We can provide no assurance that we will be able to attract any material third-

party service opportunities, and we are currently restricted from doing so under our commercial agreements with Western in circumstances where it would inhibit our ability to provide services to Western. Our efforts to attract new unaffiliated customers may be adversely affected by our relationship with Western, our desire to provide services pursuant to fee-based contracts and, with respect to the pipeline systems, Western’s operational requirements at its refineries that rely upon our pipeline and gathering systems to supply a significant portion of their crude oil requirements and that we expect to continue to utilize substantially all of the available capacity of the current pipeline systems for transportation of crude oil to the refineries. Our potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure. In addition, we will need to establish a reputation among our potential customer base for providing high-quality service in order to successfully attract unaffiliated third parties.

Our and Western’s expansion of existing assets and development of new assets may not result in revenue increases and will be subject to risks associated with crude oil production and regulatory, environmental, political, legal, and economic risks, which could adversely affect our operations and financial condition.

A portion of our strategy to grow and increase distributions to our unitholders is dependent on projected increased crude oil production in our existing areas of operation and on our or Western’s ability to expand existing assets and to develop additional assets. There can be no assurance that expected crude oil production increases will occur in the future or that crude oil production in our existing areas of operations will not decline in the future. For example, a period of sustained crude oil price declines could lead to a decline in drilling activity and production. Additionally, drilling activities by third parties as well as the construction of a new pipeline or terminal or the expansion of an existing pipeline or terminal, such as by adding horsepower or pump stations, increasing storage capacity or otherwise, involves numerous regulatory, environmental, political, legal, and economic uncertainties, most of which are beyond our control.

If we or Western undertake these projects, they may not be completed on schedule, completed at all, or completed at the budgeted cost. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects and we may be unable to negotiate acceptable interconnection agreements with third-party pipelines to provide destinations for increased throughput. Even if we receive such commitments or make such interconnections, we may not realize an increase in revenue for an extended period of time. For instance, we may develop facilities to capture anticipated future growth in production in a region in which such growth does not materialize. Moreover, if we build a new pipeline, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we are unable to make acquisitions on economically acceptable terms from Western or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in cash flow. The acquisition component of our growth strategy is based, in large part, on our expectation of ongoing divestitures of gathering, transportation and storage assets by industry participants, including Western. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations and increase cash distributions to our unitholders. If we are unable to make acquisitions from Western or third parties, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in cash flow. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses or assets we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our right of first offer to acquire certain of Western’s existing assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Our omnibus agreement provides us with a right of first offer on certain of Western’s existing assets and certain logistics assets Western may acquire or construct in the future in the Permian Basin or the Four Corners area for a period of 10 years after the closing of this offering. We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, Western’s willingness to offer these assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to the assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our rights of first offer, and Western is under no obligation to accept any offer that we may choose to make. In addition, certain of the assets covered by our rights of first offer may require substantial capital expenditures in order to maintain compliance with applicable regulatory requirements or otherwise make them suitable for our commercial needs. For these or a variety of other reasons, we may decide not to exercise our rights of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval. In addition, our rights of first offer may be terminated by Western at any time after it no longer controls our general partner. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”

Our ability to expand and increase our utilization rates may be limited if Western’s refining and marketing operations do not grow as expected.

Part of our growth strategy depends on the growth of Western’s refining and marketing operations. For example, we believe our growth will primarily be driven by identifying and executing organic expansion projects that will result in increased throughput volumes from Western and third parties. Our prospects for organic growth currently include projects that we expect Western to undertake, such as adding gathering lines to our existing systems, and that we expect to have an opportunity to purchase from Western. If Western focuses on other growth areas or does not make capital expenditures to fund the organic growth of its logistics operations, we may not be able to fully execute our growth strategy.

Any reduction in the capacity of, or the allocations to, shippers in interconnecting, third-party pipelines could cause a reduction of volumes distributed through our terminals and pipelines.

Western is dependent upon connections to third-party pipelines to transport refined and other products to certain of our terminals and to ship crude oil through certain of our pipelines. For example, Western’s El Paso

Refinery is dependent on a pipeline owned by a subsidiary of Kinder Morgan Energy Partners, LP (“Kinder Morgan”) for the delivery of all of its crude oil. Any reduction of capacities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, retirement or abandonment of facilities or other causes could result in reduced volumes of refined and other products distributed through our terminals and shipments of crude oil through our pipelines. Similarly, if additional shippers begin transporting volumes of refined and other products or crude oil over interconnecting pipelines, the allocations to Western and other existing shippers on these pipelines could be reduced, which could also reduce volumes distributed through our terminals or transported through our pipelines. Allocation reductions of this nature are not infrequent and are beyond our control. Any significant reduction in volumes would adversely affect our revenues and cash flow and our ability to make distributions to our unitholders.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental, and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations, including environmental and health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal, or modification and can require operational changes that may involve significant costs to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or refinery shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or expensive upgrades to our existing pollution control equipment that could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We do not own all of the land on which our pipelines, terminals, and other assets are located, which could result in disruptions to our operations.

We do not own all of the land on which our pipelines, terminals, and other assets are located, and we are, therefore, subject to the possibility of more onerous terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. We obtain the rights to develop and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew rights-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations, financial condition, and ability to make cash distributions to our unitholders.

Severe weather, including hurricanes, could interrupt the supply of some of Western’s feedstock.

Crude oil supplies for the El Paso Refinery come from the Permian Basin in Texas and New Mexico, and therefore are not generally subject to interruption from hurricanes. However, due to severe weather or other factors, if there is an interruption to Western’s supply of feedstock for its El Paso Refinery for a prolonged period of time, the volume of crude oil gathered and transported by our pipeline systems and the volume of refined and other products distributed by our terminals, and the related fees for those services, could be materially reduced, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our revolving credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs, or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders. For example, we expect that our revolving credit facility will restrict our ability to, among other things:

•	make certain cash distributions;

•	incur certain indebtedness;

•	create certain liens;

•	make certain investments; and

•	merge or sell all or substantially all of our assets.

Furthermore, our revolving credit facility will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Our New Credit Facility” for additional information about our revolving credit facility.

The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in an event of default that could enable our lenders, subject to the terms and conditions of the revolving credit facility, to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory, and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, organic growth projects, investments or capital expenditures, selling assets or issuing equity. We may not be able to affect any of these actions on satisfactory terms or at all.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record net losses for financial accounting purposes, and we may not make cash distributions during periods when we record net income for financial accounting purposes.

Western’s level of indebtedness, the terms of its borrowings and its credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by Western’s credit rating.

Western must devote a portion of its cash flows from operating activities to service its indebtedness, and therefore cash flows may not be available for use in pursuing its growth strategy, including the expansion of its logistics operations. Furthermore, a higher level of indebtedness at Western in the future increases the risk that it may default on its obligations to us under each of our commercial agreements. As of March 31, 2013, Western had long-term indebtedness of approximately $713.6 million.

The covenants contained in the agreements governing Western’s outstanding and future indebtedness may limit its ability to borrow additional funds for development and make certain investments and may directly or indirectly impact our operations in a similar manner. For example, Western’s indebtedness requires that any transactions it enters into with us must be on terms no less favorable to Western than those that would have been obtained in a comparable arm’s-length transaction with an unaffiliated person. Furthermore, in the event that Western were to default under certain of its debt obligations, there is a risk that Western’s creditors would attempt to assert claims against our assets during the litigation of their claims against Western. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. In the event these claims were successful, our ability to meet our obligations to our creditors, make distributions, and finance our operations could be materially adversely affected.

Western’s long-term credit ratings are currently below investment grade. If these ratings are lowered in the future, Western’s borrowing costs may increase. In addition, although we will not have any indebtedness rated by any credit rating agency at the closing of this offering, we may have rated debt in the future. Credit rating agencies will likely consider Western’s debt ratings when assigning ours because of Western’s ownership interest in us, the significant commercial relationships between Western and us, and our reliance on Western for substantially all of our revenues. If one or more credit rating agencies were to downgrade the outstanding indebtedness of Western, we could experience an increase in our borrowing costs or difficulty accessing the capital markets. Such a development could adversely affect our ability to grow our business and to make cash distributions to our unitholders.

Our assets and operations are subject to federal, state, and local laws and regulations relating to environmental protection and safety that could require us to make substantial expenditures.

Our assets and operations involve the transportation, terminalling, and storage of crude oil and refined and other products, which is subject to increasingly stringent federal, state, and local laws and regulations governing operational safety and the discharge of materials into the environment. Our business of transporting, terminalling, and storing crude oil and refined and other products involves the risk that crude oil, refined and other products, and other hydrocarbons may gradually or suddenly be released into the environment. We also own or lease a number of properties that have been used to store or distribute crude oil and refined and other products for many years; many of these properties have been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. To the extent not covered by insurance or an indemnity, responding to the release of regulated substances into the environment may cause us to incur potentially material expenditures related to response actions, government penalties, natural resources damages, personal injury or property damage claims from third parties and business interruption.

Our pipelines, terminals, and storage assets are also subject to increasingly strict federal, state, and local laws and regulations related to protection of the environment and that require us to comply with various safety requirements regarding the design, installation, testing, construction, and operational management of our pipeline systems, terminals, and storage assets. These regulations have raised operating costs for the crude oil and refined products industry and compliance with such laws and regulations may cause us and Western to incur potentially material capital expenditures associated with the construction, maintenance, and upgrading of equipment and facilities. Environmental laws and regulations, in particular, are subject to frequent change, and many of them have become and will continue to become more stringent.

We could incur potentially significant additional expenses should we determine that any of our assets are not in compliance with applicable laws and regulations. Our failure to comply with these or any other environmental or safety-related regulations could result in the assessment of administrative, civil, or criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may subject us to additional operational constraints. Any such penalties or liability could have a material adverse effect on our business, financial condition, or results of operations. Please read “Business—Environmental Regulation” and “Business—Rate and Other Regulation—Pipeline Safety.”

Our pipeline systems are subject to stringent environmental regulations governing spills and releases that could require us to make substantial expenditures.

Transportation of crude oil and refined and other products involves inherent risks of spills and releases from our facilities, and can subject us to various federal and state laws governing spills and releases, including reporting and remediation obligations. The costs associated with such obligations can be substantial, as can costs associated with related enforcement matters, including possible fines and penalties. Transportation of such products over water or proximate to navigable water bodies involves inherent risks (including risks of spills) and could subject us to the provisions of the Oil Pollution Act of 1990 (the “Oil Pollution Act”) and similar state environmental laws should a spill occur from our facilities. Among other things, the Oil Pollution Act requires us to prepare a facility response plan identifying the personnel and equipment necessary to remove to the maximum extent practicable a “worst case discharge.” Some of our facilities are required to maintain such facility response plans. To meet this requirement, we and Western have contracted with various spill response service companies in the areas in which we transport or store crude oil and refined and other products; however, these companies may not be able to adequately contain a “worst case discharge” in all instances, and we cannot ensure that all of their services would be available for our or Western’s use at any given time. Many factors that could inhibit the availability of these service providers, include, but are not limited to, weather conditions, governmental regulations or other global events. In these and other cases, we may be subject to liability in connection with the discharge of crude oil or products into navigable waters.

If any of these events occur or are discovered in the future, whether in connection with any of our pipelines, terminals or storage assets, or any other facility that we send or have sent wastes or by-products to for treatment or disposal, we could be liable for all costs and penalties associated with the remediation of such facilities under federal, state, and local environmental laws or common law. We may also be liable for personal injury or property damage claims from third parties alleging contamination from spills or releases from our facilities or operations. In addition, we will be subject to a deductible of $100,000 per claim before we are entitled to indemnification from Western for certain environmental liabilities under our omnibus agreement. Even if we are insured or indemnified against such risks, we may be responsible for costs or penalties to the extent our insurers or indemnitors do not fulfill their obligations to us. Please read “Business—Environmental Regulation—Waste Management and Related Liabilities.”

Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil production in our existing areas of operation, which could adversely impact our revenues.

A significant percentage of the crude oil production in our existing areas of operation is being developed from unconventional sources, such as hydrocarbon shales. These reservoirs require hydraulic fracturing completion processes to release the oil or natural gas from the rock so it can flow through casing to the surface. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate production. A number of federal agencies, including the EPA and the U.S. Department of Energy, are analyzing, or have been requested to review, a variety of environmental issues associated with shale development, including hydraulic fracturing. Along these lines, on May 11, 2012, the Bureau of Land Management, or BLM, issued a proposed rule that would require the public disclosure of chemicals used in hydraulic fracturing operations, set requirements for well-bore integrity and establish flowback water standards for all hydraulic fracturing operations on federal public lands and American Indian Tribal lands. In addition, the EPA has asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the Safe Drinking Water Act’s Underground Injection Control Program and has begun the process of drafting guidance documents related to this assertion of regulatory authority. Further, some states and municipalities have adopted, and other states and municipalities are considering adopting, regulations that could prohibit hydraulic fracturing in certain areas or impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation. We cannot predict whether any such legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation are imposed at the federal or state level, that could result in corresponding delays, increased operating costs and process prohibitions for crude oil producers and potentially reduce throughput on our systems, which would materially adversely affect our revenues, results of operations and cash available for distribution to unitholders.

We may incur significant costs and liabilities as a result of pipeline integrity management programs or safety standards.

Certain of our pipeline facilities are subject to the pipeline safety regulations of the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) at the U.S. Department of Transportation (the “DOT”). PHMSA regulates the design, construction, testing, operation, maintenance and emergency response of crude oil, petroleum products and other hazardous liquid pipeline facilities.

PHMSA has adopted regulations requiring pipeline operators to develop integrity management programs for hazardous liquids pipelines located where a leak or rupture could affect “high consequence areas” that are populated or environmentally sensitive areas. PHMSA has also issued regulations that subject certain rural low-stress hazardous liquids pipelines to the integrity management requirements. The integrity management regulations require operators, including us, to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	maintain processes for data collection, integration, and analysis;

•	repair and remediate pipelines as necessary; and

•	implement preventive and mitigating actions.

PHMSA also carries out the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011, which reauthorized funding for federal pipeline safety programs through 2015, increased penalties for safety violations, established additional safety requirements for newly constructed pipelines, imposed new emergency response and incident notification requirements, and required studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines.

We may incur significant costs and liabilities associated with compliance with pipeline safety regulations and any corresponding repair, remediation, preventive or mitigation measures required for our non-exempt pipeline facilities, including lost cash flows resulting from shutting down our pipelines during the pendency of such repairs. Moreover, changes to pipeline safety laws and regulations that result in more stringent or costly pipeline integrity management or safety standards could have a material adverse effect on us and similarly situated operators.

Meeting the requirements of evolving environmental, health and safety laws and regulations, including those related to climate change, could adversely affect our financial performance.

Potential additional regulations regarding climate change could affect our operations. Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane, and other gases) are in various phases of review, discussion or implementation in the United States. These measures include EPA programs to control greenhouse gas emissions and state actions to develop statewide or regional programs, each of which could impose reductions in greenhouse gas emissions. These actions could result in increased (1) costs to operate and maintain our facilities, (2) capital expenditures to install new emission controls on our facilities, and (3) costs to administer and manage any potential greenhouse gas emissions regulations or carbon trading or tax programs. In addition, in 2010, the EPA promulgated a rule establishing greenhouse gas emission standards for new-model passenger cars, light-duty trucks, and medium-duty passenger vehicles. Also in 2010, the EPA promulgated a rule establishing greenhouse gas emission thresholds for the permitting of certain stationary sources, which could require greenhouse gas emission controls for those sources. The EPA has also issued its plan for establishing specific greenhouse gas emission requirements under the Clean Air Act. Under this plan, the EPA was expected to propose broad standards for refineries by the end of 2012, but these standards will not be proposed until 2013. These developments could have an indirect adverse effect on our business if Western’s refinery operations are adversely affected due to increased regulation of Western’s facilities or reduced demand for crude oil and refined and other products, and a direct adverse effect on our business from increased regulation of our facilities. Please read “Business—Environmental Regulation—Air Emissions and Climate Change.”

Our business is impacted by environmental risks inherent in our operations.

Our operation of crude oil and refined products pipelines, refined products terminals, and crude oil and refined products storage assets is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or other hazardous substances. If any of these events have previously occurred or occur in the future, whether in connection with any of Western’s refineries, our pipelines, refined products terminals or storage assets, or any other facility that we send or have sent wastes or by-products to for treatment or disposal, we could be liable for all costs and penalties associated with the remediation of such facilities under federal, state, and local environmental laws or the common law. We may also be liable for personal injury or property damage claims from third parties alleging contamination from spills or releases from our facilities or operations. In addition, our indemnification for certain environmental liabilities under the omnibus agreement will be limited to liabilities identified prior to the fifth anniversary of the closing of this offering. Even if we are insured or indemnified against such risks, we may be responsible for costs or penalties to the extent our insurers or indemnitors do not fulfill their obligations to us. The payment of such costs or penalties could be significant and have a material adverse effect on our business, financial condition, and results of operations.

We are subject to regulation by multiple governmental agencies, which could adversely impact our business, results of operations, and financial condition.

Our business activities are subject to regulation by multiple federal, state, and local governmental agencies. Our historical and projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions, or changes in regulation, or discovery of existing but unknown compliance issues. Additional proposals and proceedings that affect the crude oil and refined products industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions and agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business; however, additions or enhancements to the regulatory burden on our industry generally increase the cost of doing business and affect our profitability.

Transportation on certain of our pipelines is subject to federal or state rate and service regulation, and the imposition and/or cost of compliance with such regulation could adversely affect our operations, revenues and cash flows available.

Our Main 12-inch pipeline, West 10-inch pipeline, East 10-inch pipeline, San Juan 6-inch pipeline, West 6-inch pipeline, TexNew Mex 16” Pipeline segment, East 6-inch pipeline, Wingate 4-inch NGL pipeline and Riverbend 4-inch gathering pipeline provide services that may be subject to regulation by the FERC, under the Interstate Commerce Act (“ICA”), the Energy Policy Act (the “EPAct 1992”) and/or state regulators. The FERC uses prescribed rate methodologies for developing regulated tariff rates for interstate oil and product pipelines. Our tariff rates approved by the FERC may not recover all of our costs of providing services. In addition, these methodologies and changes to the FERC’s approved rate methodologies, or challenges to our application of an approved methodology, could also adversely affect our rates.

Shippers may protest (and the FERC may investigate) the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected pursuant to rates that are ultimately found to be unlawful and prescribe new rates prospectively. The FERC and interested parties can also challenge tariff rates that have become final and effective. The FERC can order new rates to take effect prospectively and order reparations for past rates that exceed the just and reasonable level for time periods up to two years prior to the date of a complaint. Due to the complexity of rate making, the lawfulness of any rate is never assured. A successful challenge of our rates could adversely affect our revenues.

The FERC also regulates the terms and conditions of service, including access rights, for interstate transportation on common carrier pipelines subject to its jurisdiction. Certain of our pipelines are common carriers and, as a consequence, we may be required to provide service to customers with credit and other performance characteristics with whom we would otherwise choose not to do business.

Certain of our pipelines provide intrastate service that is subject to regulation by the New Mexico Public Regulation Commission and the Texas Railroad Commission. The New Mexico Public Regulation Commission and the Texas Railroad Commission could limit our ability to increase our rates or to set rates based on our costs or could order us to reduce our rates and could require the payment of refunds to shippers. Such regulation or a successful challenge to our intrastate pipeline rates could adversely affect our financial position, cash flows or results of operations. Please read “Business—Rate and Other Regulation.”

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

We will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, and we will be required to assess the effectiveness of our controls annually. However, for as long as we are an “emerging growth company” under the recently enacted JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years. See “Summary—Our Emerging Growth Company Status.” Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404. For example, Section 404 will require us, among other things, to annually review and report on the effectiveness of our internal control over financial reporting. We must comply with Section 404 (except for the requirement for an auditor’s attestation report) beginning with our fiscal year ending December 31, 2014. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Even if we conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which the our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm’s, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We cannot predict if investors will find our units less attractive because we will rely on these exemptions. If some investors find our units less attractive as a result, there may be a less active trading market for our units and our trading price may be more volatile.

Our insurance policies do not cover all losses, costs, or liabilities that we may experience.

The policies we are insured under do not cover all potential losses, costs, or liabilities that we may experience. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Our ability to obtain and maintain adequate insurance may be adversely affected by conditions in the insurance market over which we have no control. In addition, if we experience insurable events, our annual premiums could increase further or insurance may not be available at all. The occurrence of an event that is not fully covered by insurance or the loss of insurance coverage could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The loss of key personnel could adversely affect our ability to operate.

We depend on the leadership, involvement and services of a relatively small group of our general partner’s key management personnel, including its Chief Executive Officer and other executive officers and key technical and commercial personnel. The services of these individuals may not be available to us in the future. Because competition for experienced personnel in the midstream industry is intense, we may not be able to find acceptable replacements with comparable skills and experience. Accordingly, the loss of the services of one or more of these individuals could have a material adverse effect on our ability to operate our business.

We and our general partner do not have any employees and rely solely on employees of Western.

None of the officers of Western Refining Logistics GP, LLC are employees of our general partner. Affiliates of Western conduct businesses and activities of their own in which we have no economic interest, including businesses and activities relating to Western. As a result, there could be material competition for the time and efforts of the employees who provide services to our general partner and Western. If the employees of Western do not devote sufficient attention to the operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Many of our assets have been in service for several years and require significant expenditures to maintain them. As a result, our maintenance or repair costs may increase in the future.

Our pipelines, terminals, and storage assets are generally long-lived assets, and many of them have been in service for many years. The age and condition of our assets could result in increased maintenance or repair expenditures in the future. Any significant increase in these expenditures could adversely affect our results of operations, financial position or cash flows, as well as our ability to make cash distributions to our unitholders.

The adoption of derivatives legislation by Congress could have an adverse impact on our customers’ ability to hedge risks associated with their business.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act regulates derivative transactions, which include certain instruments used in our risk management activities.

The new legislation and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us, to Western or to our or Western’s customers.

Certain components of our revenue have exposure to direct commodity price risk, and our exposure to direct commodity price risk may increase in the future.

We have exposure to direct commodity price risk through the loss allowance provisions of our commercial agreements. Based on our financial forecast included under the caption “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014,” for the twelve months ending September 30, 2014, we have forecasted that approximately 1% of our forecasted revenue for the period will be derived from our loss allowance provisions. Any future losses due to our commodity price risk exposure could materially and adversely affect our results of operations and financial condition and our ability in the future to make distributions to our unitholders. For more information about these loss allowance and commodity imbalance provisions, please read “Our Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures About Market Risk.”

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. At the closing of this offering, we expect to enter into a new $300 million revolving credit facility. While we do not expect to make any borrowings at the closing of this offering, any future borrowings are expected to bear interest at LIBOR plus an applicable margin. As a result, if we make any borrowings in the future our results of operations, cash flows, and financial condition could be materially adversely affected by significant increases in interest rates.

Certain U.S. federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation, which could reduce the amount of transportation and storage fees we receive and our cash available for distribution to our unitholders.

The Fiscal Year 2014 Budget proposed by the President recommends the elimination of certain key U.S. federal income tax incentives currently available to oil and gas exploration and production companies, and from time to time legislation has been introduced in Congress which would implement many of these proposals. The proposed changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities and (iv) an extension of the amortization period for certain geological and geophysical expenditures. We cannot predict whether these or similar changes will be enacted and, if enacted, when any such changes would become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could raise the cost of energy production and reduce oil and gas exploration and production activities. Because we generate revenue primarily by charging fees and tariffs for transporting crude oil and refined products and for providing storage at our storage tanks and terminals, a reduction in oil and gas production activities could reduce our transportation and storage fee revenue and thus reduce our cash available for distribution to our unitholders.

Risks Inherent in an Investment in Us

Western will own a     % limited partner interest in us and will control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Western, have conflicts of interest with us and limited duties to us and may favor their own interests to your detriment.

Following the offering, Western will own and control our general partner and will appoint all of the directors of our general partner. Some of the directors and all of the executive officers of our general partner are also directors or officers of Western. Although our general partner has a duty to manage us in a manner it believes to be in our best interests, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of Western, in its capacity as the sole member of our general partner. Conflicts of interest may arise between Western and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires Western to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Western to increase or decrease refinery production, connect our pipeline systems to third-party delivery points, shutdown or reconfigure a refinery, enter into commercial agreements with us or pursue and grow particular markets. Western’s directors and officers have a fiduciary duty to make these decisions in the best interests of the owners of Western and affiliated entities, which may be contrary to our interests;

•	Western may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•

Western, as our primary customer, has an economic incentive to cause us to not seek higher tariff rates or terminalling fees, even if such higher rates or fees would reflect rates and fees that could be obtained in arm’s-length, third-party transactions;

•	some officers of Western who provide services to us also will devote significant time to the business of Western, and will be compensated by Western for the services rendered to it;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner determines which costs incurred by it are reimbursable by us;

•

our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner is allowed to take into account the interests of parties other than us in exercising certain rights under our partnership agreement;

•

our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	disputes may arise under our commercial agreements with Western;

•

our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

•

our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements, omnibus agreement and services agreement with Western;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•

our general partner, as the holder of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations; and

•	our general partner, as the holder of our incentive distribution rights, may transfer the incentive distribution rights without the approval of our unitholders.

Western may compete with us.

Western may compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including Western and its executive officers and directors and Western. Except as provided in the omnibus agreement, any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty (other than the implied contractual covenant of good faith and fair dealing) by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read “Conflicts of Interest and Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Ongoing cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to our unitholders.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Because we distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our expansion capital expenditures and acquisitions. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our new revolving credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards that our general partner would otherwise be held to by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions, in its individual capacity, as opposed to in its capacity as our general partner, or otherwise, free of fiduciary duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the parties where the language in our partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its other affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels;

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement; and

•	whether or not the general partner should elect to seek the approval of the conflicts committee or the unitholders, or neither, of any conflicted transaction.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties —Elimination and Replacement of Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•

whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity (other than the implied contractual covenant of good faith and fair dealing);

•

our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

Our general partner will not have any liability to us or our unitholders for decisions whether or not to seek the approval of the conflicts committee of the board of directors of our general partner or holders of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and our general partner has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “How We Make Distributions to Our Partners—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity, to incur debt to capture growth opportunities or for other purposes, or to make cash distributions at our intended levels.

If interest rates rise, the interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes, or to make cash distributions at our intended levels.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or the board of directors of our general partner, and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner, including its independent directors, will be chosen by the member of our general partner. Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

The unitholders will initially be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own a     % limited partner interest in us. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of Western from transferring all or a portion of the ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party it may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Western accepting offers made by us relating to assets owned by it, as Western would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Immediately effective upon closing, you will experience substantial dilution of $             in tangible net book value per common unit.

The assumed initial public offering price of $             per unit exceeds our pro forma net tangible book value of $             per unit. Based on the assumed initial public offering price of $             per unit, you will incur immediate and substantial dilution of $             per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

We may issue additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	each unitholder’s proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•

because the amount payable to holders of incentive distribution rights is based on a percentage of the total cash available for distribution, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation, and voting. The issuance by us of units of senior rank may (1) reduce or eliminate the amount of cash available for distribution to our common unitholders; (2) diminish the relative voting strength of the total common units outstanding as a class; or (3) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

Western may sell common units in the public markets or otherwise, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, Western will hold              common units and subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. Additionally, we have agreed to provide Western with certain registration rights. Please read “Units Eligible for Future Sale.” The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements that we are a party to, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to unitholders.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Western will own an aggregate of     % of our common units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), Western will own     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we will initially own assets and conduct business in Texas, New Mexico, and Arizona. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determines that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your rights to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement—Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are nonrecourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Prior to the offering, there has been no public market for the common units. After the offering, there will be only             publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of Western as a customer;

•	events affecting Western;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

Common units held by persons who are non-taxpaying assignees will be subject to the possibility of redemption.

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under the FERC regulations, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement gives our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines are necessary or advisable to obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant) and permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status.

Furthermore, in order to comply with certain of the FERC rate-making policies applicable to entities like us that pass their taxable income through to their owners, we have adopted requirements regarding who can be our owners. Our partnership agreement requires that a transferee of common units, including underwriters and those who purchase common units from underwriters, properly complete and deliver to us a transfer application containing a certification that such transferee is an Eligible Holder as of the date of such transfer application. Eligible Holders are individuals or entities whose U.S. federal income tax status (or lack thereof) has not or is not reasonably likely to have, as determined by our general partner, a material adverse effect on the rates that can be charged to our customers with respect to assets that are subject to regulation by the FERC or a similar regulatory body. In addition, our general partner may require any owner of our units to recertify its status as being subject to

United States federal income taxation on the income generated by us. The form or forms used for any such recertification will be specified by our general partner and may be changed in any manner our general partner determines necessary or appropriate. If a transferee or other unitholder does not properly complete the transfer application or recertification, for any reason, the transferee or other unitholder will have no right to receive any distributions or allocations of income or loss on its common units or to vote its units on any matter and we will have the right to redeem such units at a price equal to the lower of the transferee’s purchase price or the then-current market price of such units, calculated in accordance with a formula specified in our partnership agreement. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement—Non-Taxpaying Holders; Redemption.”

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly-traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Western Refining Logistics, LP.”

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, requires publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur $3.5 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

Tax Risks to Our Common Unitholders

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

The anticipated after-tax benefit of an investment in our units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as limited partnerships under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. However, we have not requested, and do not plan to request, a ruling from the Internal Revenue Service (“IRS”) on this or any other matter affecting us. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our income at the corporate tax rate that is currently a maximum of 35%, and would likely be liable for state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because taxes would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of the units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us. At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced and the value of our common units could be negatively impacted.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the qualifying income requirement to be treated as a partnership for U.S. federal income tax purposes.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the positions that we take, even positions taken with the advice of counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

You will be required to pay federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

Tax gain or loss on the disposition of our units could be more or less than expected.

If you sell your units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis therein, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income to you due to potential recapture items, including depreciation and depletion recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and non-U.S. persons owning our units face unique tax issues that may result in adverse tax consequences to them.

Investment in our units by tax-exempt entities, such as individual retirement accounts (known as “IRAs”) and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of our units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of our units.

Because we cannot match transferors and transferees of units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of units and could have a negative impact on the value of our units or result in audit adjustments to your tax returns.

We will prorate our items of income, gain, loss, and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss, and deduction among our unitholders.

We will prorate our items of income, gain, loss, and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss, and deduction between the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss, and deduction between certain unitholders, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our intangible assets and a lesser portion allocated to our tangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss, and deduction between certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests within a twelve-month period will result in the termination of us as a partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in our filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to you.

If we are subjected to a material amount of entity-level taxation by individual states, our cash available for a distribution to you would be reduced. Currently, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, and other forms of taxation. Specifically, we will initially own assets and conduct business in Texas, New Mexico, and Arizona. Texas imposes a franchise tax on all business entities at a maximum effective rate of 0.7% of the business’ gross income apportioned in Texas. In the future, we may expand our operations. Imposition of a similar tax on us in other jurisdictions that we may expand to could substantially reduce our cash available for distribution to you.

As a result of investing in our common units, you may be subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, you may be subject to other taxes, including foreign, state, and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You may be required to file foreign, state, and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in Texas, Arizona and New Mexico. Each of Arizona and New Mexico imposes a personal income tax on individuals as well as corporations and other entities. Texas does not impose a personal income tax on individuals, but does impose a franchise tax on corporations and all other business entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state, and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $         million from this offering, based upon the assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees, and offering expenses, as follows:

•	we will retain $50 million for general partnership purposes; and

•

we will distribute the balance of any net proceeds to Western in partial consideration of its contribution of assets to us in connection with this offering and to reimburse Western for certain capital expenditures incurred with respect to such assets.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $         million. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be distributed to Western.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of additional common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the additional common units, if any, will be issued to Western or a wholly owned subsidiary of Western. Any such units issued to Western or a wholly owned subsidiary of Western will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

An increase or decrease in the offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, structuring fees, and offering expenses, to increase or decrease by $         million.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of the Predecessor as of March 31, 2013; and

•

our pro forma capitalization as of March 31, 2013, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Summary—Formation Transactions and Partnership Structure.”

This table is derived from, and should be read together with, the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2013
	Predecessor Historical	Western Refining Logistics, LP Pro Forma
	(in thousands)
Cash and cash equivalents	$—		$50,000

New revolving credit facility	$—		$—
Net investment/Partners’ equity:
Division equity	150,780		—
Held by public:
Common units (1)	—
Held by Western:
Common units (1)	—
Subordinated units	—

Total partners’ equity	—

Total capitalization	$150,780	$

(1)	An increase or decrease in the offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, structuring fees, and offering expenses, to increase or decrease by $ million. If the net proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to Western from the net proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. Based on an assumed initial public offering price of $         per common unit, on an unaudited pro forma basis as of             , 2013, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $         million, or $         per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Initial public offering price per common unit	$
Pro forma net tangible book value per common unit before the offering (1)
Increase in pro forma net tangible book value per common unit attributable to purchasers in the offering
Less: Pro forma net tangible book value per common unit after the offering (2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)	$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units and subordinated units) to be issued to Western and its affiliates for their contribution of assets and liabilities to us.

(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering.

(3)	Because the total number of units outstanding following this offering will not be impacted by an exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any exercise of the option.

If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $         and $        , respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of our common units in this offering upon completion of the transactions contemplated by this prospectus.

	Units		Total Consideration
	Number	Percent	Amount	Percent
General partner and its affiliates (1)(2)(3)		%	$	%
Purchasers in the offering		%	$	%

Total		100.0%	$	100.0%

(1)	Upon the completion of the transactions contemplated by this prospectus, our general partner and its affiliates will own common units and subordinated units.

(2)	The assets contributed by Western will be recorded at historical cost. The book value of the consideration provided by Western as of , 2013, after giving effect to the application of the net proceeds of the offering, is as follows:

(in millions)
Book value of net assets contributed	$
Less: Distribution to Western from net proceeds of this offering

Total consideration	$

(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “Significant Forecast Assumptions” below. In addition, you should read “Forward-Looking Statements,” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma operating results, you should refer to our historical and pro forma financial statements included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy.

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects our belief that our unitholders will be better served if we distribute rather than retain available cash, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner and its affiliates. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of our (x) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (y) cash on hand resulting from borrowings under our revolving credit facility made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to our unitholders than would be the case were we subject to federal income tax. If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•

Our distribution policy may be affected by restrictions on distributions under the revolving credit facility that we expect to enter into at the closing of this offering. That revolving credit facility is expected to contain covenants requiring us to maintain certain financial ratios and tests. Should we be unable to satisfy these restrictions or we are otherwise in default under the revolving credit facility, we would be prohibited from making cash distributions to our unitholders, notwithstanding our stated cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Our New Credit Facility.”

•	Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, the establishment or increase of which could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must subjectively believe that the determination is in our best interests.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders (other than in limited circumstances where no unitholder approval is required). However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates) after the subordination period has ended. At the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional common units, Western will own our general partner as well as approximately     % of our outstanding common units and all of our outstanding subordinated units, representing an aggregate     % limited partner interest in us. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expense, principal and interest payments on our debt, working capital requirements and anticipated cash needs. Our cash available for distribution to common unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “How We Make Distributions to our Partners—Distributions of Available Cash.”

•

If and to the extent our cash available for distribution materially declines, we may elect to reduce our quarterly cash distributions in order to service or repay our debt or fund expansion capital expenditures.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital.

We will distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely upon both cash on our balance sheet and on external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any future acquisitions and other expansion capital expenditures. Accordingly, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our new revolving credit facility, on our ability to issue additional units, including units ranking senior to our common units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 60 days after the end of each quarter, to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We will not make distributions for the period that begins on                     , 2013 and ends on the day prior to the closing of this offering other than the distribution to be made to Western in connection with the closing of this offering as described in “Summary—Formation Transactions and Partnership Structure” and “Use of Proceeds.” We will adjust the amount of our distribution for the period from the completion of this offering through                     , 2013, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

Aggregate Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized (Four Quarters)
Publicly held common units (1)		$	$
Common units held by Western (1)
Subordinated units held by Western

Total		$	$

(1)	Assuming no exercise of the underwriters’ option to purchase additional common units.

Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $              per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “How We Make Distributions to Our Partners—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in our best interests. Please read “Conflicts of Interest and Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $         per unit for the twelve-month period ending September 30, 2014. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution on an unaudited pro forma basis for the twelve-month period ended March 31, 2013 and the year ended December 31, 2012, derived from our unaudited pro forma financial data that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Unaudited Estimated Cash Available for Distribution,” in which we explain our belief that we will be able to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve-month period ending September 30, 2014.

Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended March 31, 2013 and the Year Ended December 31, 2012

If we had completed this offering and related transactions on April 1, 2012, our unaudited pro forma cash available for distribution for the twelve-month period ended March 31, 2013 would have been approximately $33.1 million. This amount would have been sufficient to pay the minimum quarterly distribution of $         per unit per quarter ($         per unit on an annualized basis) on all of our common units and a cash distribution of $              per unit per quarter ($         per unit on an annualized basis), or approximately     % of the minimum quarterly distribution, on all of our subordinated units for such period.

If we had completed this offering and related transactions on January 1, 2012, our unaudited pro forma cash available for distribution for the year ended December 31, 2012 would have been approximately $34.2 million. This amount would have been sufficient to pay the minimum quarterly distribution of $         per unit per quarter ($         per unit on an annualized basis) on all of our common units and a cash distribution of $         per unit per quarter ($         per unit on an annualized basis), or approximately     % of the minimum quarterly distribution, on all of our subordinated units for such period.

Our unaudited pro forma cash available for distribution for the twelve-month period ended March 31, 2013 and the year ended December 31, 2012 includes $3.5 million of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with quarterly and annual reports to unitholders, financial statement audit, tax returns and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, and independent director compensation. These expenses are not reflected in the historical financial statements of the Predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus.

Our unaudited pro forma cash available for distribution for the twelve-month period ended March 31, 2013 and the year ended December 31, 2012 does not include any results of operations attributable to our Delaware Basin system, which we placed into service in 2013. Please read “—Significant Forecast Assumptions—General Considerations.”

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the dates indicated. In addition, cash available for distribution is primarily a cash accounting concept, while the historical financial statements of the Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus have been prepared on the accrual basis of accounting. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distributions that we might have generated had we completed this offering on the dates indicated. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for each quarter within the twelve-month periods presented.

The following table illustrates, on an unaudited pro forma basis, for the twelve-month period ended March 31, 2013 and the year ended December 31, 2012, the amount of cash that would have been available for distribution to our unitholders, assuming that this offering and the related formation transactions had been completed on April 1, 2012 and January 1, 2012, respectively.

Western Refining Logistics, LP

Unaudited Pro Forma Cash Available for Distribution

	Twelve Months Ended March 31, 2013	Year Ended December 31, 2012
	($ in thousands except per unit data)
Revenues:
Western	$100,857	$100,385
Third parties	672	678

Total revenues	101,529	101,063

Operating costs and expenses:
Operating and maintenance expenses	54,625	51,347
General and administrative expenses	4,210	4,227
Loss (gain) on disposal of assets	—	335
Depreciation and amortization expense	9,600	9,527

Total operating costs and expenses	68,435	65,436

Operating income	33,094	35,627
Other income (expense):
Interest expense and other financing costs, net (2)	(1,445)	(1,445)
Other, net	12	12

Net income before income taxes	31,661	34,194
Provision for income taxes (3)	(441)	(448)

Pro forma net income (1)	$31,220	$33,746
Plus:
Interest expense and other financing costs, net (2)	1,445	1,445
Provision for income taxes (3)	441	448
Depreciation and amortization expense	9,600	9,527

EBITDA (4)	42,706	45,166
Less:
Cash interest paid, net (2)	(1,125)	(1,125)
Income taxes paid (3)	(441)	(448)
Incremental general and administrative expense (5)	(3,500)	(3,500)
Maintenance capital expenditures (6)	(4,557)	(5,922)
Expansion capital expenditures (6)	(40,898)	(20,839)
Add:
Offering proceeds retained to fund expansion capital expenditures	40,898	20,839

Pro forma cash available for distribution	$33,083	$34,171

Distributions to public common unitholders
Distributions to Western
Common units
Subordinated units

Aggregate annualized minimum quarterly distribution

Excess (shortfall) of cash available for distribution over aggregate annualized minimum quarterly distributions

Percentage of annualized minimum quarterly distributions payable to:
Common unitholders	100%	100%
Subordinated unitholders	%	%

(1)	See our unaudited pro forma combined financial statements included elsewhere in this prospectus for an explanation of the adjustments used to derive pro forma net income.

(2)	Interest expense and other financing costs, net and cash interest paid, net both include commitment fees that would have been paid by the Predecessor had our revolving credit facility been in place during the periods presented and we had no borrowings outstanding during the periods presented. Interest expense and other financing costs, net also includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility. Cash interest paid, net excludes the amortization of debt issuance costs.

(3)	Reflects estimated Texas margin tax that would be due based on the pro forma results of operations for the periods presented.

(4)	We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. For a reconciliation of EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

(5)	Reflects approximately $3.5 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

(6)	Historically, we did not distinguish between maintenance capital expenditures and expansion capital expenditures in accordance with the definition of those terms in our partnership agreement. We believe that the amount of maintenance and expansion capital expenditures shown above approximates the maintenance and expansion capital expenditures we would have recorded in accordance with our partnership agreement for the twelve months ended March 31, 2013 and the year ended December 31, 2012. For a discussion of maintenance and expansion capital expenditures, please read “How We Make Distributions to our Partners—Capital Expenditures.”

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014

We forecast that our estimated cash available for distribution during the twelve-month period ending September 30, 2014 will be approximately $57.7 million. This amount would exceed the amount needed to pay the minimum quarterly distribution of $          per unit on all of our units for the twelve-month period ending September 30, 2014 by $          million.

We are providing the forecast of estimated cash available for distribution to supplement the historical financial statements of the Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus in support of our belief that we will have sufficient cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units for the twelve-month period ending September 30, 2014. Please read “Significant Forecast Assumptions” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects the conditions we expect to exist and assumptions as of the date of this prospectus and the course of action we expect to take during the twelve-month period ending September 30, 2014. We believe that our actual results of operations will approximate those reflected in our forecast, but we give no assurance that our forecasted results will be achieved. If our assumptions and estimates are not realized, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. Although we consider the assumptions and estimates underlying our forecast reasonable as of the date of this prospectus, they are inherently uncertain. Our assumptions and estimates are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in our forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in our forecast.

We do not as a matter of course make public projections as to future sales, earnings, or other results. However, we have prepared the following forecast set forth below to present the estimated cash available for distribution to our unitholders during the forecast period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The independent registered public accounting firm’s report included in this prospectus relates to historical financial information only. It does not extend to prospective financial information and should not be read to do so.

We do not undertake any obligation to publicly release the results of any future revisions we may make to our financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding units for the twelve-month period ending September 30, 2014, should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Western Refining Logistics, LP

Unaudited Estimated Cash Available for Distribution

Twelve Months Ending September 30, 2014
($ in thousands, except per unit data)
Revenues:
Western	$129,007
Third parties	1,769

Total revenues	130,776

Operating costs and expenses:
Operating and maintenance expenses	57,126
General and administrative expenses (1)	7,664
Depreciation and amortization expense	13,183

Total operating costs and expenses	77,973

Operating income	52,803
Other income (expense):
Interest expense and other financing costs, net (2)	(1,445)
Other, net	14

Net income before income taxes	51,371
Provision for income taxes (3)	(572)

Net income attributable to partners	50,799
Plus:
Interest expense and other financing costs, net (2)	1,445
Provision for income taxes (3)	572
Depreciation and amortization expense	13,183

EBITDA (4)	66,000
Less:
Cash interest paid, net (2)	(1,125)
Income taxes paid (3)	(572)
Maintenance capital expenditures	(6,600)

Estimated cash available for distribution	$57,703

Distributions to public common unitholders
Distributions to Western
Common units
Subordinated units
Aggregate annualized minimum quarterly distribution
Excess of cash available for distribution over aggregate annualized minimum quarterly distributions

(1)	Includes $3.5 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

(2)	Interest expense and other financing costs, net and cash interest paid, net both include estimated commitment fees for our new revolving credit facility and assume we had no borrowings outstanding under the revolving credit facility during the period. Interest expense and other financing costs, net also includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility. Cash interest paid, net excludes the amortization of debt issuance costs.

(3)	Consists of Texas margin tax.

(4)	We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. For a reconciliation of EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

Significant Forecast Assumptions

The forecast is unaudited and has been prepared by and is the responsibility of management. The forecast reflects our judgment about conditions we expect to exist as of the date of this prospectus and the course of action we expect to take during the twelve-month period ending September 30, 2014. While the assumptions discussed below are not all-inclusive, they include those that we believe are most significant to our forecasted results of operations, and any assumptions not discussed below were not deemed to be significant. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

As discussed in this prospectus, substantially all of our revenues and a significant portion of our expenses will be determined by contractual arrangements that we will enter into with Western at the closing of this offering. Substantially all of our revenues will be derived from two 10-year, fee-based commercial agreements with Western that include minimum volume commitments.

Our forecasted results are not directly comparable with historical periods. The primary factors impacting the comparability of our forecasted results and our historical results are:

•

Delaware Basin System. Our Delaware Basin system includes approximately 38 miles of 10-inch and 12-inch mainlines located in southeast New Mexico and West Texas and handles crude oil produced in the Delaware Basin area of the Permian Basin. The Mason Station crude oil facility was placed into service in April 2013. The Main 12-inch pipeline and the East 10-inch pipeline were placed into service in July 2013. The West 10-inch pipeline is expected to begin service in the third quarter of 2013. The Delaware Basin system is designed to handle up to 138,000 bpd, comprised of a mainline capacity of 100,000 bpd and truck unloading capacity of 38,000 bpd. For the period ending September 30, 2014, we assume Western will ship only its minimum volume commitment of approximately 27,250 bpd on this mainline and 14,900 bpd at the Mason Station truck rack. We would expect these shipments to increase over time concurrent with upstream development in the Delaware Basin area and as new gathering connections are added to the system. Our unaudited pro forma financial statements included elsewhere in this prospectus do not give effect to the expected financial contribution of our Delaware Basin system assets; accordingly, this system is a significant driver of growth in our forecasted results for the twelve months ending September 30, 2014.

•

Four Corners System. For the twelve months ending September 30, 2014, we forecast that mainline movement volumes handled by our Four Corners system will increase approximately 10,000 bpd to a total of 44,180 bpd, as compared to 33,946 bpd during the twelve months ended March 31, 2013. This forecasted increase is generally consistent with volume growth we have recently experienced on our Four Corners system, which handled approximately 36,000 bpd for the three months ended March 31, 2013 and approximately 39,000 bpd for the three months ended June 30, 2013.

•

Inflation Escalators in Commercial Agreements with Western. Under the terms of our commercial agreements with Western, the rates we charge Western for our services will be adjusted upwards on July 1 of each year, in accordance with either the FERC’s indexing methodology or the producer price index (“PPI”). For July 1, 2014, these increases were assumed to be 4.69% for mainline movement fees and 2.04% for services other than mainline movements.

Please read “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Factors Affecting the Comparability of our Financial Results” for additional information regarding the factors impacting the comparability of our financial results.

Volumes

With respect to volumes handled by our terminalling, transportation and storage assets, we have generally forecast volumes consistent with the volumes we have handled for Western in historical periods. With respect to our pipeline and gathering assets, forecasted mainline movements and gathering (truck offloading) volumes are materially greater than the historical volumes for the twelve months ended March 31, 2013, due to (i) us placing our Delaware Basin system into service in April 2013 and (ii) recent and projected growth in the crude oil volumes transported on our Four Corners system.

In some cases, Western’s minimum volume commitments under the commercial agreements cover 80% of the throughput for each service. However, Western will commit to throughput 100% of the volumes we forecast to be transported, gathered and injected into our Delaware Basin system during the twelve months ending September 30, 2014. In order to minimize our exposure to fluctuations in the supply and demand for asphalt, Western will also commit to throughput 100% of the volumes we forecast to be processed, terminalled and stored by our asphalt plant and terminals during the twelve months ending September 30, 2014. Finally, Western has agreed to reserve 100% of our active shell storage capacity of crude oil, blendstock, refined product and asphalt storage. These minimum commitments will continue at the same levels for the duration of the 10-year commercial agreements and any renewal periods.

The following table compares forecasted volumes to historical volumes, contrasted against Western’s minimum volume commitments and reserved storage capacity.

	Unaudited Volumes Handled
	Historical		Forecasted	Western Contracted Volume
	Twelve Months Ended March 31, 2013	Year Ended December 31, 2012	Twelve Months Ending September 30, 2014	Contracted Minimum Volume or Capacity Reservation	Contracted Minimum as a Percentage of Forecast
Pipeline and Gathering
Mainline movements (bpd) (1)
Permian/Delaware Basin system	—	—	27,250	27,250	100.0%
Four Corners system	33,946	33,629	44,180	35,340	80.0%

Total	33,946	33,629	71,430	62,590	87.6%
Gathering (truck offloading)(bpd)	8,142	7,943	37,310	32,830	88.0%
Pipeline gathering and injection into system (bpd)	22,150	22,112	26,220	20,970	80.0%
Pipeline tank storage (bbls) (2)	383,116	363,116	566,450	566,450	100.0%

Terminalling, Transportation, and Storage
Crude oil, blendstock, and refined product storage (bbls)	6,881,964	6,881,964	6,881,960	6,881,960	100.0%
Shipments into and out of storage (bpd)	328,769	338,518	363,380	290,710	80.0%
Additive and blending services (bpd)	203,824	208,728	223,970	179,180	80.0%
Asphalt storage (bbls) (2)	473,468	473,468	473,470	473,470	100.0%
Shipments into and out of asphalt storage (bpd)	16,691	16,368	15,890	15,890	100.0%
Asphalt processing and blending fees (bpd)	4,428	4,375	4,520	4,520	100.0%

(1)	Represents the sum of volumes transported through each separately tariffed pipeline segment on our Permian Basin system, our Four Corners system or both, as applicable.

(2)	Represents a weighted-average shell capacity for the periods indicated.

Revenues

We estimate that we will generate revenues of $130.8 million for the twelve months ending September 30, 2014, as compared to pro forma revenues of $101.5 million for the twelve months ended March 31, 2013, and $101.1 million for the year ended December 31, 2012. Based on our assumptions for the twelve months ending September 30, 2014, we expect approximately 92% of our forecasted revenues to be supported by Western’s minimum volume commitments under each of our commercial agreements and 99% of our forecasted revenues to be generated by our commercial agreements, including tariffs, with Western.

Our commercial agreements include provisions that generally permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include Western deciding to permanently or indefinitely suspend refining operations at one or more of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement.

The following table shows our total unaudited forecasted volumes, weighted average fee and forecasted revenues for each category of services we provide to generate revenues, for the twelve months ending September 30, 2014.

	Forecasted Volume	Weighted Average Fee ($ per bbl or $ per bbl per month) (1)	Forecasted Revenue ($ in thousands)
Pipeline and Gathering
Mainline movements (bpd)
Permian/Delaware Basin system (bpd)	27,250	$1.42	$14,090
Four Corners system (bpd)	44,180	0.92	14,910

Subtotal Mainline movements (bpd)	71,430		29,000
Gathering (truck offloading) (bpd)	37,310	0.48	6,560
Pipeline gathering and injection into system (bpd)	26,220	0.05	500
Pipeline tank storage (bbls)	566,450	0.51	3,480

Subtotal Pipeline and Gathering (2)			39,540

Terminalling, Transportation, and Storage
Crude oil, blendstock, and refined product storage (bbls)	6,881,960	0.51	42,450
Shipments into and out of storage (bpd)	363,380	0.15	19,540
Additive and blending services (bpd) (3)	223,970	0.12	9,950
Asphalt storage (bbls)	473,470	0.77	4,360
Shipments into and out of asphalt storage (bpd)	15,890	0.95	5,510
Asphalt processing and blending fees (bpd) (3)	4,520	4.72	7,780

Subtotal Terminalling, Transportation, and Storage			89,590

Total (2)			$129,130

(1)	Assumes a 2.04% increase in the fees charged under our commercial agreements for services other than mainline movements, and a 4.69% increase in mainline movement fees, in each case on July 1, 2014, due to the inflation escalators in our commercial agreements.

(2)	Does not include $1.63 million in forecasted revenues under the 0.20% pipeline loss allowance provision in our pipeline and gathering services agreement with Western. Forecasted pipeline loss allowance revenue was calculated based on forecasted volumes of crude oil handled and an assumed WTI crude oil price of approximately $90 per barrel for the twelve months ending September 30, 2014.

(3)	Weighted average fee and forecasted revenue for additive and blending services and asphalt processing and blending fees include an assumed average $0.09 and $3.06 per barrel and $2.6 million and $2.7 million per year in reimbursements for additive product cost, respectively. While the actual costs we incur in acquiring such additives may fluctuate, Western is required to reimburse us for 100% of the actual cost of the additives we provide as part of additive injection and asphalt processing and blending services, respectively. Accordingly, any increase or decrease in our revenues due to fluctuations in the costs of additives will be directly offset by a corresponding increase or decrease in our operating expenses, and we will have no direct economic exposure to the fluctuation in additive costs.

Pipeline and Gathering Revenues

We estimate that our total pipeline and gathering revenues on our Permian Basin system and our Four Corners system for the twelve months ending September 30, 2014, will be $41.2 million, compared with $15.7 million for the twelve months ended March 31, 2013, and $14.3 million for the year ended December 31, 2012, both on a pro forma basis. Of the total revenues forecasted, $36.0 million, or 87%, will be supported by the minimum committed volumes under the commercial agreements we will enter into with Western at the closing of this offering. The balance of the estimated revenues primarily represents forecasted volumes from Western in excess of the minimum commitments under these agreements.

Terminalling, Transportation, and Storage Revenues

We estimate that our total terminalling, transportation, and storage revenues at our network of crude oil and refined product terminals and our asphalt plant and terminals for the twelve months ending September 30, 2014, will be $89.6 million, compared with $85.9 million for the twelve months ended March 31, 2013, and $85.8 million for the year ended December 31, 2012, both on a pro forma basis. Of the total revenues forecasted, $83.7 million, or 93%, will be supported by the minimum committed volumes under the commercial agreements we will enter into with Western at the closing of this offering. The balance of the estimated revenues represents forecasted volumes from Western in excess of the minimum commitments under these agreements, and $1.8 million in projected revenues for providing terminalling, transportation, and storage services to third parties.

Operating and Maintenance Expenses

Our operating and maintenance expenses include product and transportation costs, labor expenses, lease costs, utility costs, insurance premiums, property taxes, and other typical maintenance costs. We estimate that we will incur operating and maintenance expenses of $57.1 million for the twelve months ending September 30, 2014 as compared to $54.6 million for the twelve months ended March 31, 2013, and $51.3 million for the year ended December 31, 2012, both on a pro forma basis. The increase in our forecasted operating and maintenance expenses is primarily attributable to the Delaware Basin system being placed into service in 2013. We forecast that $5.3 million of our operating and maintenance expenses will consist of costs associated with additives that we provide to Western in connection with our additive and blending and asphalt processing and blending services, for which Western is required to reimburse us. Accordingly, any increase or decrease in our revenues due to fluctuations in the costs of additives will be directly offset by a corresponding increase or decrease in our operating expenses, and we will have no direct economic exposure to the fluctuation in additive costs. In addition, our commercial agreements with Western contain inflation adjustment provisions that should substantially mitigate inflation-related increases in operating costs in rising operating cost environments. See “Capital Expenditures” below.

General and Administrative Expenses

We estimate that our total general and administrative expenses will be $7.7 million for the twelve months ending September 30, 2014, compared to $4.2 million for each of the twelve months ended March 31, 2013, and the year ended December 31, 2012, both on a pro forma basis. This increase is primarily due to $3.5 million of estimated incremental annual expenses we expect to incur as a result of being a separate publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with quarterly and annual reports to unitholders, financial statement audit, tax returns and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, and independent director compensation.

Depreciation and Amortization Expense

We estimate that depreciation and amortization expense will be approximately $13.2 million for the twelve months ending September 30, 2014. Our depreciation and amortization expense for the twelve months ended March 31, 2013 and the year ended December 31, 2012, both on a pro forma basis, was $9.6 million and $9.5 million, respectively. This increase is primarily due to the depreciation and amortization expense associated with our Delaware Basin system, which was placed into service in 2013.

Financing

Our interest expense and other financing costs, net for the twelve months ending September 30, 2014, is based on the following assumptions:

•	we will not draw any amounts under our revolving credit facility during the twelve-month forecast period;

•

our interest expense will include annual commitment fees associated with undrawn capacity of 0.375%, as well as the amortization of estimated deferred financing costs of $1.6 million incurred in connection with our $300 million revolving credit facility; and

•	we will remain in compliance with the financial and other covenants in our revolving credit facility.

Capital Expenditures

We estimate that total capital expenditures for the twelve months ending September 30, 2014, will be $6.6 million as compared to pro forma capital expenditures of $45.5 million for the twelve months ended March 31, 2013, and $26.8 million for the year ended December 31, 2012, both on a pro forma basis. This forecast estimate is based on the following assumptions:

•

Maintenance Capital Expenditures—We estimate that our maintenance capital expenditures will be $6.6 million for the twelve months ending September 30, 2014 compared to $4.6 million for the twelve months ended March 31, 2013, and $5.9 million for the year ended December 31, 2012, both on a pro forma basis; and

•

Expansion Capital Expenditures—We have assumed no expansion capital expenditures for the twelve months ending September 30, 2014. Although we currently have no budgeted expansion capital expenditures, we may make expansion capital expenditures in connection with acquisitions from Western or its affiliates or unrelated third-parties or in connection with organic growth projects. Pro forma expansion capital expenditures of $40.9 million and $20.8 million for the twelve months ended March 31, 2013 and the year ended December 31, 2012, respectively, primarily related to construction of our Delaware Basin system.

Regulatory, Industry, and Economic Factors

Our forecast of estimated cash available for distribution for the twelve months ending September 30, 2014, is based on the following significant assumptions related to regulatory, industry, and economic factors:

•

Western will not default under any of our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•

there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the refining or midstream energy industries in which we operate that will be materially adverse to our business;

•

there will not be any material accidents, weather-related incidents, unscheduled downtime, or similar unanticipated events with respect to our assets, Western’s refineries or third party pipelines and related infrastructure;

•	there will not be a shortage of skilled labor;

•	inflation will be consistent with current trends; and

•	there will not be any material adverse changes in the refining industry, the midstream energy sector, or market, or overall economic conditions.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 60 days after the end of each quarter, beginning with the quarter ending                     , 2013 we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the completion of the offering through of                     , 2013, based on the actual length of that period.

Definition of Available Cash

Available cash, for any quarter, generally consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements or any other obligation; and

•

provide funds for distributions to our unitholders for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for the payment of distributions unless it determines that the establishment of such reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines on the date of determination, all or any portion of the cash on hand immediately prior to the date of distribution of available cash for the quarter, including cash on hand resulting from working capital borrowings made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash received by us after the end of the quarter but on or before the date of distribution of available cash for that quarter, including cash on hand resulting from working capital borrowings made after the end of the quarter, to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement with the intent to repay such borrowings within twelve months from sources other than additional working capital borrowings, and that are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

Within 60 days after the end of each quarter, beginning with the quarter ending                     , 2013 we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $          per unit, or $          on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Our New Credit Facility” for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Our general partner also holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $ per unit per quarter. The maximum distribution of 50.0% does not include any distributions that Western may receive on any limited partner units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as being paid from either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures or expenditures for a replacement capital asset in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures or expenditures for a replacement capital asset referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $         million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, which generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements, officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights);

•	repurchases of equity interests except to fund obligations under employee benefit plans; or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed by us as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes a basket of $         million, and therefore does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, this provision will enable us, if we choose, to distribute as operating surplus up to that amount of cash we receive in the future from interim capital transactions that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, terminals, and storage assets, to maintain equipment reliability, integrity and safety, and to address environmental laws and regulations. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional pipelines, terminals or storage capacity, to the extent such capital expenditures are expected to expand, over the long term, either our operating capacity or operating income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the development of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence development of a capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but that are not expected to expand, for more than the short term, our operating capacity.

As described above, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the development, replacement or improvement of a capital asset in respect of a period that begins when we enter into a binding obligation to commence development of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient available cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Western will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2016 if each of the following has occurred:

•

distributions of available cash from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                 , 2014 if each of the following has occurred:

•

distributions of available cash from operating surplus on each of the outstanding common and subordinated units exceeded $         (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $         (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash From Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

Distributions of Available Cash From Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights at any time.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner (as the holder of our incentive distribution rights) in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume our general partner has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total Quarterly Distribution per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution	$		100.0%	—
First Target Distribution	above $	up to $	100.0%	—
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter	above $		50.0%	50.0%

Our General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of our general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the fiscal quarter ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during the quarter immediately prior to the date of such reset election.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

		Marginal Percentage Interest in Distributions
	Quarterly Distribution Per Unit Prior to Reset	Unitholders	General Partner	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution		$100.0%	—	$ (1)
First Target Distribution	above $ up to $	100.0%	—	above $ (1) up to $ (2)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $ (2) up to $ (3)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $ (3) up to $ (4)
Thereafter	above $	50.0%	50.0%	above $ (4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.

(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights based on an amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be                 common units outstanding and the average distribution to each common unit would be $         per quarter for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner (as Holder of Our Incentive Distribution Rights) Prior to Reset	Total Distributions
Minimum Quarterly Distribution	$		$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $

			$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (as the holder of our incentive distribution rights) in respect of its incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be                 common units outstanding and the distribution to each common unit would be $        . The number of common units to be issued to our general partner upon the reset was calculated by dividing (x) the amount received by our general partner in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above, or $        , by (y) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $        .

Cash Distributions to
			Cash Distributions to Common Unitholders	General Partner (as Holder of Our Incentive Distribution Rights) After Reset
	Quarterly Distribution Per Unit After Reset		After Reset	Common Units (1)	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$		$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $

			$	$	$	$	$

(1)	Represents distributions in respect of the common units issued to our general partner upon the reset.

Our general partner (as the holder of our incentive distribution rights) will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation”;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (x) available cash for that quarter, plus (y) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•

second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (x) the initial unit price; (y) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (z) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (x) the initial unit price; and (y) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (x) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (y) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (x) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (y) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (x) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (y) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner (as the holder of our incentive distribution rights) for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (as the holder of our incentive distribution rights).

The percentage interests set forth above for our general partner assume it has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (z) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and our general partner (as the holder of our incentive distribution rights) in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows selected historical combined financial data of the Predecessor, and selected unaudited pro forma combined financial data of Western Refining Logistics, LP for the periods and as of the dates indicated. The selected historical combined financial statements of the Predecessor as of and for the years ended December 31, 2012, and December 31, 2011, are derived from the audited combined financial statements of the Predecessor appearing elsewhere in this prospectus. The selected historical interim combined financial data of the Predecessor as of and for the three months ended March 31, 2013, and March 31, 2012, are derived from the unaudited interim combined financial statements of the Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma combined financial statements presented in the following table as of and for the three months ended March 31, 2013, and for the year ended December 31, 2012, are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of March 31, 2013, and the unaudited pro forma combined statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012, assume the offering and the related transactions occurred as of January 1, 2012. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	Western’s contribution of certain of the Predecessor’s assets to us and the elimination of certain of the Predecessor’s assets that will not be contributed to us;

•	our entering into a new $300 million revolving credit facility, under which there will be no borrowings at the closing of this offering;

•

our entering into two 10-year commercial agreements with Western, and the recognition of crude oil gathering and transportation, terminalling, and storage revenue under those agreements at rates that were not recognized on a historical basis by the Predecessor;

•	our entering into an omnibus agreement and services agreement with Western;

•

the completion of this offering, and our issuance of (i) our non-economic general partner interest and all of our incentive distribution rights to our general partner; (ii)             common units and              subordinated units, representing an aggregate     % limited partner interest in us to Western and its subsidiaries; and (iii) common units, representing a     % limited partner interest in us, to the public; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined financial statements do not include $3.5 million in estimated incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

	Western Refining Logistics, LP Predecessor Historical				Western Refining Logistics, LP Pro forma
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,	Year ended December 31,
(in thousands, except per unit amounts)	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Combined statements of income:
Revenues (1):
Affiliate	$912	$723	$3,167	$2,439	$23,909	$100,385
Third-party	227	233	678	992	227	678

Total revenues	1,139	956	3,845	3,431	24,136	101,063

Operating costs and expenses:
Operating and maintenance expenses	15,567	12,113	58,667	53,766	14,137	51,347
General and administrative expenses	1,041	1,058	4,227	4,045	1,041	4,227
Loss (gain) on disposal of assets	—	335	335	(26,687)	—	335
Depreciation and amortization expense	2,930	2,910	11,620	12,694	2,433	9,527

Total operating costs and expenses	19,538	16,416	74,849	43,818	17,611	65,436

Operating income (loss)	(18,399)	(15,460)	(71,004)	(40,387)	6,525	35,627
Other income (expense):
Interest expense and other financing costs	—	—	—	—	(455)	(1,445)
Other, net	2	2	12	14	2	12

Income (loss) before income taxes	(18,397)	(15,458)	(70,992)	(40,373)	6,072	34,194
Provision for income taxes	—	—	—	—	(101)	(448)

Net income (loss)	$(18,397)	$(15,458)	$(70,992)	$(40,373)	$5,971	$33,746

Net income (loss) per limited partner unit (basic and diluted):
Common units
Subordinated units
Combined balance sheets (at period end):
Cash and cash equivalents	$—		$—	$—	$50,000
Property, plant and equipment, net	153,729		134,596	120,015	125,891
Total assets	154,380		135,331	120,384	177,491
Total liabilities	3,600		5,558	2,450	—
Division equity	150,780		129,773	117,934	—
Partners’ capital	—		—	—	177,491
Total liabilities, division equity, and partners’ capital	154,380		135,331	120,384	177,491
Combined statements of cash flows:
Net cash provided by (used in):
Operating activities	(17,015)	(13,095)	(57,331)	(53,603)
Investing activities	(22,389)	(2,938)	(25,500)	36,069
Financing activities	39,404	16,033	82,831	17,534
Other financial data:
Capital Expenditures:
Maintenance	752	2,117	5,922	3,302	752	5,922
Expansion	21,311	1,252	20,839	656	21,311	20,839
EBITDA (2)	$(15,467)	$(12,548)	$(59,372)	$(27,679)	$8,960	$45,166

(1)	Our assets have historically been a part of the integrated operations of Western, and the Predecessor generally recognized only the costs and did not record revenue associated with the transportation, terminalling, or storage services provided to Western on an intercompany basis. Accordingly, the revenues in the Predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and minimum amounts required to be recorded for Western for local tax purposes. Following the closing of this offering, our revenues will be generated by existing third-party contracts and from the commercial agreements that we will enter into with Western at the closing of this offering. Pro forma revenues reflect recognition of affiliate revenues generated by pipeline and gathering assets and terminalling, transportation and storage assets to be contributed to us at the closing of this offering that were not previously recorded in the historical financial records of the Predecessor.

(2)	We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. For a reconciliation of EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as EBITDA less net cash interest paid, income taxes paid, and maintenance capital expenditures. EBITDA and distributable cash flow are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis, or capital structure;

•	the ability of our assets to generate sufficient cash to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA is net income. EBITDA should not be considered an alternative to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income, and these measures may vary from those of other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA to net income, the most directly comparable GAAP financial measure on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Western Refining Logistics, LP Predecessor Historical				Western Refining Logistics, LP Pro forma
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,	Year ended December 31,
(in thousands)	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Reconciliation of EBITDA to net income (loss):
Net income (loss)	$(18,397)	$(15,458)	$(70,992)	$(40,373)	$5,971	$33,746
Add:
Depreciation and amortization expense	2,930	2,910	11,620	12,694	2,433	9,527
Provision for income taxes	—	—	—	—	101	448
Interest expense, net	—	—	—	—	455	1,445

EBITDA	$(15,467)	$(12,548)	$(59,372)	$(27,679)	$8,960	$45,166

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations for Western Refining Logistics, LP in conjunction with the historical combined financial statements and notes of Western Refining Logistics, LP Predecessor and the pro forma combined financial statements for Western Refining Logistics, LP included elsewhere in this prospectus. Among other things, those historical and pro forma combined financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

We are a fee-based, growth oriented Delaware limited partnership recently formed by Western to own, operate, develop, and acquire terminals, storage tanks, pipelines, and other logistics assets. Our initial assets consist of pipeline and gathering assets and terminalling, transportation, and storage assets in the Southwestern portion of the U.S., including approximately 300 miles of pipelines and approximately 7.9 million barrels of active storage capacity, as well as other assets. Most of our assets are integral to the operations of Western’s El Paso and Gallup Refineries.

Our assets and operations are organized as one reportable segment. Our initial assets consist of the following:

•

Pipeline and Gathering Assets. Our pipeline and gathering assets consist of approximately 300 miles of crude oil pipelines and gathering systems and approximately 566,000 barrels of active crude oil storage located primarily in the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in northwestern New Mexico. These assets serve as a key source of high quality, cost-advantaged crude oil for Western’s El Paso and Gallup Refineries.

•

Terminalling, Transportation, and Storage Assets. Our terminalling, transportation, and storage assets consist of terminals and storage assets located on site at each of Western’s El Paso and Gallup Refineries, and standalone refined products terminals located in Bloomfield and Albuquerque, New Mexico. These assets include approximately 6.9 million barrels of active shell storage capacity. These assets primarily receive, store, and distribute crude oil, feedstock, and refined products for Western’s refineries. We also provide fee-based asphalt terminalling and processing services at an asphalt plant and terminal in El Paso and asphalt terminalling services at three stand-alone asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona, which have a combined storage capacity of approximately 473,000 barrels.

How We Generate Revenue

We generate revenue primarily by charging fees and tariffs for transporting crude oil and refined and other products through our terminals and pipelines and for providing storage at our storage tanks and terminals. We do not take ownership of the hydrocarbons or products (other than certain additives) that we handle or engage in the trading of any commodities. Accordingly, we generally do not have direct exposure to fluctuations in commodity prices. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation escalators, that may be renewed for two five-year periods upon mutual agreement of us and Western. We believe these contracts will generate stable and predictable cash flows.

The services we will provide and fees we will charge Western under each of our commercial agreements are summarized as follows.

Pipeline and Gathering Services Agreement. We will enter into a pipeline and gathering services agreement with Western under which we will agree to transport crude oil on our Permian Basin system to Western’s El Paso Refinery and on our Four Corners system to Western’s Gallup Refinery. We will charge Western fees for the services described below:

•

Mainline Movement Fees—Under the agreement, Western will be obligated to transport, on an aggregate basis, an average of at least 62,590 bpd of crude oil, through the separately tariffed segments of our pipeline systems, at an average fee for the committed volume of $1.14 per barrel.[1] The aggregate fee for this committed throughput is approximately $2.2 million per month. For volumes shipped on any segment of our pipeline systems in excess of the committed volumes for such segment, we will charge Western the same per barrel transportation fee applicable to the committed volumes transported on such segment;

•

Gathering (Truck Offloading) Fees—We will charge Western a weighted average fee of approximately $0.51 for each barrel of crude oil we gather and unload for Western from trucks arriving at our crude oil stations, which varies by location. Western will agree to utilize gathering/unloading services resulting in a minimum monthly fee of approximately $0.5 million per month. For volumes gathered or unloaded in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes;

•

Pipeline Tank Storage Fees—We will charge Western fees to reserve storage capacity for Western’s use of our crude oil storage associated with our crude oil pipeline systems. Western will pay us a weighted average monthly fee of $0.51 per barrel to reserve, on a firm basis, approximately 566,000 barrels of such storage capacity, representing 100% of active pipeline tank storage capacity, resulting in a minimum monthly fee of approximately $0.3 million; and

•

Pipeline Gathering and Injection into System Fees—We will charge Western an average fee for the committed volume of $0.05 for each barrel of crude oil we inject for Western into pipeline systems from adjacent tanks. Western will agree to utilize gathering and injection services resulting in a minimum monthly fee of approximately $33,000 per month. For volumes gathered or injected in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the pipeline and gathering services agreement for mainline movements, firm storage capacity reservation, gathering and injection and gathering and unloading fees are approximately $3.0 million per month.

Terminalling, Transportation, and Storage Services Agreement. We will enter into a terminalling, transportation, and storage services agreement with Western under which we will, among other things, distribute products produced at Western’s refineries, connect Western’s refineries to third-party pipelines and systems, and provide fee-based asphalt terminalling and processing services.

At our network of crude oil and refined products terminals and related assets and storage facilities, we will charge Western fees for the services described below.

•	Crude Oil, Blendstock, and Refined Product Storage Fees—Western has agreed to reserve, on a firm basis, approximately 6.9 million barrels of storage capacity, 100% of current active capacity,

[1]	Some barrels of crude oil in route to Western’s Gallup refinery are transported on more than one of our mainlines. Western’s 62,590 bpd transportation obligation includes each barrel transported on each mainline. These commitments by mainline are as follows: Delaware Basin System mainline—27,250 bpd; Four Corners East and West mainlines—23,160 bpd; 11,210 bpd on the San Juan and TexNew Mex 16" mainlines, which transport crude oil to the Four Corners East mainline; and the Wingate mainline—970 bpd.

located at our terminals and our tank farms and related storage facilities located at Western’s El Paso and Gallup Refineries, at a weighted average monthly fee of approximately $0.51 per barrel, resulting in an initial minimum monthly payment of approximately $3.5 million;

•

Shipments into and out of Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of refined products equal to an aggregate average of approximately 290,710 bpd at our crude oil and refined products terminals located at Western’s El Paso and Gallup Refineries and in Bloomfield and Albuquerque, New Mexico. The throughput fees charged will vary based on the mode of ingress or egress into or out of our terminals or facilities, such as pipeline, rail and truck, which we refer to as a “shipment method.” Western has agreed to separate minimum volume commitments for each shipment method. The weighted average of the committed throughput fees is $0.15 per barrel, resulting in initial minimum monthly payments for throughput fees of approximately $1.3 million. For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method; and

•

Additive and Blending Services Fees—We will also charge Western separate fees for providing ancillary services such as ethanol blending and additive injection. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no direct economic exposure to fluctuations in additive costs. Western has agreed to incur additive and injection services resulting in a minimum monthly fee for such services of $0.5 million, exclusive of its obligation to reimburse 100% of additive costs.

At our asphalt plant and terminal in El Paso and our three stand-alone asphalt terminals, we will charge Western fees for the following services:

•

Shipments into and out of Asphalt Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of asphalt equal to an aggregate average of approximately 15,890 bpd at our asphalt terminals located in El Paso, Texas, Albuquerque, New Mexico and Phoenix and Tucson, Arizona. The throughput fees charged will vary based on the mode of ingress or egress into our terminals (pipeline, rail and truck), with Western agreeing to throughput separate minimum volume commitments for each shipment method. The resulting initial minimum monthly payment for throughput fees is approximately $0.5 million. For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method;

•

Asphalt Storage Fees—Western has agreed to reserve, on a firm basis, approximately 473,000 barrels of storage capacity, 100% of current active capacity, located at our asphalt terminals, at a weighted average monthly fee of approximately $0.77 per barrel, for an initial minimum monthly payment of $0.4 million; and

•

Asphalt Processing and Blending Fees—We will charge Western per barrel fees for providing services such as air-blowing, oxidation and blending at our El Paso asphalt plant and terminal. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no direct economic exposure to fluctuations in additive costs. Western has agreed to incur asphalt processing and blending services resulting in a minimum monthly fee for such services of $0.4 million, exclusive of its obligation to reimburse 100% of additive costs. For any asphalt processing or blending services in excess of the minimum commitments, we will charge Western the same per barrel rate applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the terminalling, transportation, and storage services agreement for committed throughput, firm storage capacity reservation, additive and blending services and asphalt processing and blending services, together with forecasted reimbursements for additive costs, is approximately $7.0 million per month.

Both of our commercial agreements with Western include a 10-year term and may be renewed for two five-year periods upon mutual agreement of us and Western. These commercial agreements include provisions that permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include Western deciding to permanently or indefinitely suspend refining operations at a refinery that our assets are integrated into or associated with for at least 12 consecutive months and certain force majeure events that would prevent us or Western from performing required services under the applicable agreement.

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: volumes (including pipeline throughput and terminal volumes); operating and maintenance expenses; EBITDA; and distributable cash flow.

Volumes. The amount of revenue we generate depends on the volumes of crude oil and refined and other products that we handle with our pipeline and gathering operations and our terminalling, transportation and storage assets. These volumes are primarily affected by the supply of and demand for crude oil, refined products and asphalt in the markets served directly or indirectly by our assets. Although Western has committed to minimum volumes under the commercial agreements described above, we expect that Western will ship volumes in excess of its minimum volume commitment on our pipeline and gathering systems, and will terminal volumes in excess of its minimum volume commitments at our terminals. Our results of operations will be impacted by whether or not Western ships and terminals such incremental volumes and by the amount of volumes we handle for third parties.

Operating and Maintenance Expenses. Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses primarily consist of labor expenses, lease costs, utility costs, insurance premiums, repairs and maintenance expenses and related property taxes. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures on our pipelines and terminals by scheduling maintenance over time to avoid significant variability and minimize impact on our cash flow.

EBITDA and Distributable Cash Flow. We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as EBITDA less net cash interest paid, income taxes paid, and maintenance capital expenditures. EBITDA and distributable cash flow are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financial methods, historical cost basis, or capital structure;

•	the ability of our assets to generate sufficient cash to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA is net income. EBITDA should not be considered as an alternative to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income, and these measures may vary from those of other companies. As a result, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. For a reconciliation of EBITDA to our most directly comparable GAAP financial measure, please read “—Non-GAAP Financial Measures.”

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to the Predecessor’s historical results of operations for the reasons described below:

Revenues. There are differences in the way the Predecessor recorded revenues and the way we will record revenues. Our assets have historically been a part of the integrated operations of Western, and the Predecessor generally recognized only the costs and did not record revenue associated with the transportation, terminalling, or storage services provided to Western on an intercompany basis. Accordingly, the revenues in the Predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and minimum amounts required to be recorded for Western for local tax purposes. Following the closing of this offering, our revenues will be generated by existing third-party contracts and from the commercial agreements that we will enter into with Western at the closing of this offering. Under these commercial agreements, Western will pay us fees for gathering, transporting, and storing crude oil and storing and terminalling refined and other products. These contracts contain minimum volume commitments and fees that are indexed for inflation in accordance with either the FERC’s indexing methodology or the PPI. In addition, we expect to generate revenue from volumes in excess of committed amounts under each of our commercial agreements with Western.

General and Administrative Expenses. The Predecessor’s general and administrative expenses included direct and indirect charges for the management and operation of our logistics assets and certain expenses allocated by Western for general corporate services, such as treasury, accounting and legal services. These expenses were charged or allocated to the Predecessor based on the nature of the expenses and the Predecessor’s proportionate share of employee time and headcount. Following the closing of this offering, under our omnibus and services agreements, Western will continue to charge us a combination of direct and allocated charges for administrative and operational services that are projected to be comparable in the near term to those charged to the Predecessor for 2012 and 2011. For more information about these charges and the services covered by these agreements, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.” We also expect to incur an additional $3.5 million of estimated incremental annual general and administrative expenses as a result of being a separate publicly traded partnership.

Financing. There are differences in the way we will finance our operations as compared to the way the Predecessor financed its operations. Historically, the Predecessor’s operations were financed as part of Western’s integrated operations and the Predecessor did not record any separate costs associated with financing its operations. Additionally, the Predecessor largely relied on internally generated cash flows and capital contributions from Western to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute most of the cash generated by our operations to our unitholders and Western. As a result, we expect to fund future capital expenditures primarily from external sources, including borrowings under our revolving credit facility and future issuances of equity and debt securities.

Delaware Basin System. The Delaware Basin system includes approximately 38 miles of 10-inch and 12-inch mainlines located in southeast New Mexico and West Texas and handles crude oil produced in the Delaware Basin area of the Permian Basin. The Main 12-inch pipeline and the East 10-inch pipeline were placed into service in July 2013. The West 10-inch pipeline is expected to begin service in the third quarter 2013. The Delaware Basin system is designed to handle up to 138,000 bpd, comprised of a mainline capacity of 100,000 bpd and truck unloading capacity of 38,000 bpd.

Assets Retained by Western. The Predecessor’s historical results of operations include revenues, expenses and other items related to certain assets that will be retained by Western and not contributed to us in connection with this offering. These assets include Western’s Jal NGL Terminal and certain inactive portions of the TexNew Mex 16” Pipeline.

Other Factors That Will Significantly Affect Our Results

Supply and Demand for Crude Oil and Refined Products. We generate substantially all of our revenues under fee-based agreements with Western. These contracts should generate stable and predictable cash flows, and limit our direct exposure to commodity price fluctuations to the loss allowance provisions in such commercial agreements. Pursuant to our contracts with Western, we generally do not have exposure to variability in the prices of the hydrocarbons and other products we handle, although these risks indirectly influence our activities and results of operations over the long term. Our terminal throughput volumes depend primarily on the volume of refined and other products produced at Western’s refineries, which, in turn, is ultimately dependent on Western’s refining margins.

Refining margins depend on both the price of crude oil or other feedstock and the price of refined products. Factors driving the prices of petroleum based commodities include supply and demand in crude oil, gasoline, and other refined products. Supply and demand for these products depend on changes in domestic and foreign economies; weather conditions; domestic and foreign political affairs; production levels; logistics constraints; availability of imports; marketing of competitive fuels; crude oil price differentials; and government regulation. Please read “Risk Factors—Risks Related to Our Business—A material decrease in the refining margins at Western’s refineries could materially reduce the volumes of crude oil or refined and other products that we handle, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.”

Acquisition Opportunities. We may acquire additional logistics assets from Western or third parties. Under our omnibus agreement, subject to certain exceptions, we have rights of first offer on certain logistics assets retained by Western to the extent Western decides to sell, transfer, or otherwise dispose of any of those assets. We also have rights of first offer to acquire additional logistics assets in the Permian Basin or the Four Corners area that Western may construct or acquire in the future. In addition, we plan to pursue strategic asset acquisitions from third parties to the extent such acquisitions complement our or Western’s existing asset base or provide attractive potential returns in new areas within our geographic footprint. We believe that we will be well-positioned to acquire logistics assets from Western and third parties should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our cash available for distribution. These acquisitions could also affect the comparability of our results from period to period.

Results of Operations

Overview

The following tables and discussion are a summary of our combined results of operations for the three months ended March 31, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

	Three Months Ended March 31,
	2013	2012	Change
	(in thousands)
Revenues:
Affiliate	$912	$723	$189
Third-party	227	233	(6)

Total revenues	1,139	956	183

Operating costs and expenses:
Operating and maintenance expenses	15,567	12,113	3,454
General and administrative expenses	1,041	1,058	(17)
Loss (gain) on disposal of assets	—	335	(335)
Depreciation and amortization expense	2,930	2,910	20

Total operating costs and expenses	19,538	16,416	3,122

Operating loss	(18,399)	(15,460)	(2,939)
Other income (expense):
Interest expense and other financing costs	—	—	—
Other, net	2	2	—

Net loss	$(18,397)	$(15,458)	$(2,939)

EBITDA (1)	$(15,467)	$(12,548)	$(2,919)

(1)	For a definition of EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

	Three Months Ended March 31,
	2013	2012	Change
Key Operating Statistics
Pipeline and gathering (bpd):
Mainline movements:
Four Corners system	36,016	34,716	1,300
Gathering (truck offloading):
Permian/Delaware Basin system	2,527	1,565	962
Four corners system	6,171	6,325	(154)

Terminalling, transportation, and storage (bpd):
Shipments into and out of storage (includes asphalt)	297,901	337,478	(39,578)

Overview. The increase in net loss from 2012 to 2013 was primarily due to higher operating and maintenance expenses in 2013.

Revenues. We generate revenue primarily by charging fees and tariffs for transporting crude oil, and refined and other products, through our terminals and pipelines. Our increased revenues were due largely to increased tariff revenues associated with higher pipeline shipments that resulted in greater tariff revenue in 2013.

Operating and Maintenance Expenses. The increase in operating and maintenance expenses resulted from increases in maintenance expenses on pipelines and terminals ($2.1 million) that were greater in the first quarter of 2013 versus the first quarter of 2012, employee expenses ($0.5 million) related to higher incentive compensation costs and wage rates, and outside support services ($0.4 million) for integrity testing at the Jal NGL Terminal and pipeline corrosion testing and engineering costs that were specific to the first quarter of 2013.

General and Administrative Expenses. The increase in general and administrative expenses resulted from higher back office expense principally due to filling of positions during the later part of 2012 that were vacated in early 2012 when administrative functions were consolidated to a single location. This increase was partially offset by reduced facility costs from maintaining a single location in 2013 versus two locations in 2012.

Loss (Gain) on Disposal of Assets. The loss on disposal of assets during the first quarter of 2012 resulted from the sale of minor pipeline assets.

Depreciation and Amortization. Depreciation remained relatively unchanged.

Operating Loss. The increase was primarily the result of higher operating and maintenance expenses and general and administrative expenses, offset by increased revenues.

Other, Net. Miscellaneous income and expense remained relatively unchanged.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

	Year Ended December 31,
	2012	2011	Change
	(in thousands)
Revenues:
Affiliate	$3,167	$2,439	$728
Third-party	678	992	(314)

Total revenues	3,845	3,431	414

Operating costs and expenses:
Operating and maintenance expenses	58,667	53,766	4,901
General and administrative expenses	4,227	4,045	182
Loss (gain) on disposal of assets	335	(26,687)	27,022
Depreciation and amortization expense	11,620	12,694	(1,074)

Total operating costs and expenses	74,849	43,818	31,031

Operating loss	(71,004)	(40,387)	(30,617)
Other income (expense):
Interest expense and other financing costs	—	—	—
Other, net	12	14	(2)

Net loss	$(70,992)	$(40,373)	$(30,619)

EBITDA (1)	$(59,372)	$(27,679)	$(31,693)

(1)	For a definition of EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

	Year Ended December 31,
	2012	2011	Change
Key Operating Statistics
Pipeline and gathering (bpd):
Mainline movements:
Four Corners system	33,629	31,355	2,274
Gathering (truck offloading):
Permian/Delaware Basin system	1,838	1,632	206
Four Corners system	6,105	5,973	132
Terminalling, transportation, and storage (bpd):
Shipments into and out of storage (includes asphalt)	354,886	346,275	8,611

Overview. The increase in net loss from 2011 to 2012 was primarily due to a gain in 2011 for the disposal of a segment of our pipeline system of $26.7 million. This gain had a positive impact on 2011 results and there was no comparable gain in in 2012.

Revenues. Our increased revenues from 2011 to 2012 were due largely to an increase in affiliate pipeline shipments in 2012 versus 2011 that resulted in greater tariff revenue in 2012.

Operating and Maintenance Expenses. The increase in operating and maintenance expenses from 2011 to 2012 was due to increases in employee expenses ($4.2 million) resulting from higher wage rates and incentive compensation costs in 2012 versus 2011 and increased maintenance expenses ($1.0 million) from greater maintenance on our Albuquerque and El Paso terminal facilities.

General and Administrative Expenses. The increase in general and administrative expenses from 2011 to 2012 resulted from increased costs in filling vacant positions in 2012 from the consolidation of our administrative functions to a single location in 2012.

Loss (Gain) on Disposal of Assets. The gain in 2011 resulted from the sale of a segment of our pipeline system. The loss on disposal of assets during 2012 resulted from the sale of certain pipeline assets.

Depreciation and Amortization. The decrease from 2011 to 2012 was primarily due to the disposal of a segment of our pipeline system in December 2011.

Operating Loss. The decrease from 2011 to 2012 was primarily the result of gain on the disposal of assets in 2011 and increased operating and maintenance expense.

Other, Net. Miscellaneous income and expense remained relatively unchanged.

Capital Resources and Liquidity

Historically, our sources of liquidity included cash generated from operations and funding from Western. Our cash receipts were deposited in Western’s bank accounts and all cash disbursements were made from these accounts. Thus, historically our financial statements have reflected no cash balances. Following this offering, we will have separate bank accounts, but Western will provide treasury services on our general partner’s behalf under our omnibus agreement. Western will retain the working capital of the Predecessor, as these balances represent assets and liabilities related to the Predecessor’s assets prior to the closing of the offering.

In addition to the retention of $50 million of the net proceeds from this offering for general partnership purposes, we expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our new revolving credit facility, and the issuance of additional equity or debt securities, subject to market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs.

We intend to pay a minimum quarterly distribution of $         per unit per quarter, which equates to $         million per quarter, or $         million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Our New Credit Facility

In connection with the closing of this offering, we expect to enter into a $300 million credit facility with a syndicate of financial institutions.

We expect that our new revolving credit facility will be available for general partnership purposes, including working capital, capital expenditures and acquisitions. We do not expect to draw under our revolving credit facility at the closing of this offering.

Our obligations under the credit agreement will be secured by a first priority lien on substantially all of our assets. Borrowings under our revolving credit facility are expected to bear interest at LIBOR plus an applicable margin. LIBOR and the applicable margin will be defined in the credit agreement that evidences our new revolving credit facility. We expect the unused portion of the revolving credit facility will be subject to an estimated commitment fee of 0.375%.

We expect the credit agreement to contain covenants and conditions that, among other things, limit our ability to make cash distributions, incur indebtedness, create liens, make investments and enter into a merger or sale of substantially all of our assets. We also expect to be subject to certain financial covenants, including a consolidated leverage ratio and interest coverage ratio, and customary events of default under the credit agreement.

The credit agreement is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

Cash Flows

The following tables set forth our cash flows for the periods indicated:

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

	Three Months Ended March 31,
	2013	2012	Change
	(in thousands)
Net cash used in operating activities	$(17,015)	$(13,095)	$(3,920)
Net cash used in investing activities	(22,389)	(2,938)	(19,451)
Net cash provided by financing activities	39,404	16,033	23,371

Net change in cash and cash equivalents	$—	$—	$—

The decrease in net cash from operating activities quarter over quarter was primarily the result of the following net changes between years:

•	Net income ($2.9 million decrease); and

•	Accounts payable and accrued liabilities ($0.9 million decrease); and

•	Gain (loss) on disposal of assets ($0.3 million decrease); and

•	Prepaid expenses ($0.2 million increase).

The changes in components making up net loss, depreciation and amortization, and loss on disposal of assets occurred for reasons discussed above. The change in accounts payable and accrued liabilities was primarily due to an increase in payables associated with the Mason Station pipeline project, accrued property taxes, and accrued payroll.

Cash flows used in operating activities for the three months ended March 31, 2013 combined with capital received from the parent of $39.4 million were primarily used to fund capital expenditures of $22.1 million and operating costs.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

	Year Ended December 31,
	2012	2011	Change
	(in thousands)
Net cash used in operating activities	$(57,331)	$(53,603)	$(3,728)
Net cash provided by (used in) investing activities	(25,500)	36,069	(61,569)
Net cash provided by financing activities	82,831	17,534	65,297

Net change in cash and cash equivalents	$—	$—	$—

The decrease in net cash from operating activities was primarily the result of the following net changes between years:

•	Net income ($30.6 million decrease); and

•	Gain (loss) on disposal of assets ($27.0 million decrease); and

•	Accounts payable and accrued liabilities ($1.5 million increase).

The changes in components making up net loss and loss on disposal of assets occurred for reasons discussed above. The change in accounts payable and accrued liabilities was a matter of an increase in payables associated with the Mason Station pipeline project.

Cash flows used in operating activities for the year ended December 31, 2012 combined with capital received from the parent of $82.8 million were primarily used to fund capital expenditures of $26.8 million and operating costs.

Capital Expenditures

Our operations are capital intensive, requiring investments to expand, upgrade, or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures include expenditures required to maintain equipment reliability, tankage, and pipeline integrity and safety, and to address environmental regulations. Expansion capital expenditures include expenditures to acquire assets and expand existing facilities that increase throughput capacity on our pipelines and in our terminals or increase storage capacity at our storage facilities. For the years ended December 31, 2012 and 2011, the Predecessor incurred a total of $5.9 million and $3.3 million, respectively, in maintenance capital expenditures and expended $20.8 million and $0.7 million, respectively, for expansion capital expenditures, including $18.7 million for the Delaware Basin system. The Predecessor’s capital funding requirements were funded by capital contributions from Western.

We have budgeted maintenance capital expenditures of approximately $6.6 million and no expansion capital expenditures for the twelve months ending September 30, 2014.

Following this offering, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any significant future expansion capital expenditures.

Contractual Obligations

Information regarding our contractual obligations of the types described below as of December 31, 2012 is set forth in the following table:

	Payments Due by Period
	Totals	2013	2014 and 2015	2016 and 2017	2018 and Beyond
	(In thousands)
Operating lease obligations	$126	$48	$26	$10	$42
Other obligations (1)	482	482	—	—	—

Total obligations	$608	$530	$26	$10	$42

(1)	Relates to a utility and power service agreement.

Off Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Regulatory Matters

Our interstate common carrier crude oil pipeline operations are subject to rate regulation by the FERC under the ICA and the EPAct 1992. Our pipelines, gathering systems and terminal operations are also subject to safety regulations adopted by the U.S. DOT. For more information on federal and state regulations affecting our business, please read “Business—Rate and Other Regulation.”

Environmental and Other Matters

Environmental Regulation. Our operations are subject to extensive and frequently changing federal, state, and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to develop, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to changes, or to changes in the interpretation of such laws and regulations, by regulatory authorities, and continued and future compliance with such laws and regulations may require us to incur significant expenditures. Additionally, violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the development of additional facilities or equipment. Additionally, a release of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims by third parties for personal injury or property damage, or by the U.S. federal government or state governments for natural resources damages. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations, and liquidity. We cannot currently determine the amounts of such future impacts. For a description of indemnification obligations under our omnibus agreement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Environmental Liabilities. Western has been party to various litigation and contingent loss matters, including environmental matters, arising in the ordinary course of business. The outcome of these matters cannot always be accurately predicted. Historically, such costs incurred by the Predecessor have been immaterial. As of December 31, 2012 and 2011, no environmental remediation liability accruals were required in the Predecessor financial statements. As part of the omnibus agreement, Western will indemnify us for certain environmental cleanup expenses. For a further description of the indemnification, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition and results of operations.

Long-Lived Assets. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the various classes of depreciable assets. When assets are placed in service, we make estimates of what we believe are their reasonable useful lives. We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on our judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost of dispositions.

Environmental and Other Loss Contingencies. We record liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Environmental costs are expensed if they relate to an existing condition caused by past operations with no future economic benefit. Estimates of projected environmental costs are made based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Loss contingency accruals, including those for environmental remediation, are subject to revision as further information develops or circumstances change and such accruals can take into account the legal liability of other parties.

Qualitative and Quantitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We do not own the refined product or crude oil that is shipped through our pipelines, distributed through our terminals, or held in our storage facilities, so we have minimal direct exposure to risks associated with fluctuating commodity prices. Our commercial agreements with Western are indexed to inflation and contain provisions requiring Western to reimburse us for the actual costs of any additives we provide them in connection with our additive injection and blending and asphalt blending and processing services that are designed to substantially mitigate our exposure to increases in additive prices and the cost of other supplies used in our business. We do not intend to hedge our exposure to commodity risk related to imbalance gains and losses or other supply costs.

Debt that we incur under our revolving credit facility will bear interest at a variable rate and will expose us to interest rate risk. Unless interest rates increase significantly in the future, our exposure to interest rate risk should be minimal. We may use certain derivative instruments to hedge our exposure to variable interest rates. We do not currently have any hedges or forward contracts in place.

Seasonality

The crude oil, refined product and asphalt throughput in our pipelines and terminals is directly affected by the level of supply and demand for crude oil, refined products and asphalt in the markets served directly or indirectly by our assets. However, many effects of seasonality on our revenues will be substantially mitigated through our fee-based commercial agreements with Western that include minimum monthly volume commitments.

BUSINESS

Overview

We are a fee-based, growth oriented Delaware limited partnership recently formed by Western to own, operate, develop, and acquire terminals, storage tanks, pipelines, and other logistics assets. Our initial assets consist of pipeline and gathering assets and terminalling, transportation, and storage assets in the Southwestern portion of the U.S., including approximately 300 miles of pipelines and approximately 7.9 million barrels of active storage capacity, as well as other assets. Most of our assets are integral to the operations of Western’s El Paso and Gallup Refineries.

We generate revenue primarily by charging fees and tariffs for transporting crude oil and refined and other products through our terminals and pipelines and for providing storage at our storage tanks and terminals. We do not take ownership of the hydrocarbons or products (other than certain additives) that we handle or engage in the trading of any commodities. Accordingly, we generally do not have direct exposure to fluctuations in commodity prices. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation escalators. We believe these contracts will generate stable and predictable cash flows.

Our Relationship with Western

Our relationship with Western is one of our principal strengths. Western’s primary operating areas that we support encompass West Texas, Arizona, New Mexico, Utah, and Colorado. In addition to its refineries, Western also operates retail convenience stores in Arizona, Colorado, New Mexico, and Texas; a fleet of crude oil and refined product truck transports; and a wholesale petroleum products distributor that operates in Arizona, California, Colorado, Georgia, Nevada, New Mexico, Texas, Maryland, and Virginia. For the year ended December 31, 2012, Western reported net sales, operating income and net income of $9.5 billion, $711.9 million and $398.9 million, respectively. For the three months ended March 31, 2013, Western reported net sales, operating income and net income of $2.2 billion, $173.1 million and $83.7 million, respectively. As of March 31, 2013, Western reported total assets of $2.7 billion and total debt of $713.6 million.

We intend to expand our business primarily by increasing utilization of our existing systems, acquiring additional logistics assets from Western and third parties and executing organic growth projects. The Permian Basin in general, and the Delaware Basin in particular, are experiencing significant crude oil production growth as a result of improved drilling and completion techniques. This production growth provides the El Paso Refinery with a local supply of high quality, cost-advantaged crude oil. Western has stated that it intends to increase its access to this production and grow its logistics business generally, and has formed us to be the primary growth vehicle for this business. Western will grant us a right of first offer on certain logistics assets that it will retain following the completion of this offering, as well as on additional assets that Western may acquire or construct in the Permian Basin or the Four Corners area in the future. We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer.

Following the completion of this offering, Western will continue to own and operate its refining and other assets and will retain a significant interest in us through its ownership of a     % limited partner interest, as well as ownership of our general partner and, indirectly, all of our incentive distribution rights. Given Western’s significant ownership in us following this offering, as well as its stated strategies of growing its logistics business and increasing its access to crude oil produced in our existing areas of operations, we believe it will be in Western’s best interests for it to contribute additional assets to us over time and to facilitate organic growth opportunities and accretive acquisitions from third parties. However, Western is under no obligation to contribute or sell any assets to us or accept any offer for its assets that we may choose to make.

In addition to the commercial agreements we will enter into with Western upon the closing of this offering, we will also enter into an omnibus agreement and a services agreement with Western.

Business Objectives and Strategies

Our primary business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•

Generate Stable, Fee-Based Revenues. We are focused on generating stable and predictable cash flows by providing fee-based logistics services. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation escalators. As we grow our business, we will seek to enter into similar contracts with third parties that generate stable and predictable cash flows, as well as increase volumes under our existing contracts with Western. Pursuant to our contracts with Western, we generally do not have exposure to variability in the prices of the hydrocarbons and other products we handle.

•

Increase Utilization and Pursue Attractive Organic Growth Opportunities. We expect to realize increased throughput on our existing systems due to projected crude oil production growth in the Delaware Basin and Four Corners area and the continued ramp-up of our new gathering system in the Delaware Basin. We also intend to evaluate organic growth opportunities to increase utilization of our existing assets by, for example, adding gathering lines to connect new production to our mainline gathering lines. Additionally, we intend to take other steps to accommodate growth in Western’s business as well as increased third-party activity in our existing areas of operations.

•

Grow Through Strategic Acquisitions. We plan to pursue accretive acquisitions of complementary assets from Western as well as third parties. In order to provide us with initial acquisition opportunities, Western will grant us a right of first offer to acquire certain logistics assets that it will retain following this offering, as well as additional assets that it may acquire or construct in the Permian Basin or the Four Corners area in the future. We believe we complement Western’s acquisition strategy by providing a specialized vehicle for owning, operating and acquiring logistics assets. This allows us to either bid jointly with Western for assets with associated logistics or subsequently purchase logistics assets from Western pursuant to our right of first offer in the omnibus agreement.

•

Maintain Safe, Reliable, and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance, and efficiency of our operations. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•

Well-Positioned Assets in High-Growth Regions. Most of our assets are located in or near the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in the San Juan and Paradox Basins in northwestern New Mexico. These shale-focused, crude oil producing basins are experiencing significant growth in production. According to BENTEK, Delaware Basin crude oil production was 450,000 bpd as of June 2013. BENTEK predicts that Delaware Basin crude oil production will increase by approximately 120,000 bpd over the next five years based on current drilling, and could increase by as much as an additional 300,000 bpd, for a total of 870,000 bpd, over this same period assuming increases in horizontal rig count, well count, and IP rates. Western’s Gallup Refinery is currently sourcing approximately 25,000 bpd of crude oil primarily from the San Juan and Paradox Basins. Drilling activity in the area is increasing, and BENTEK predicts total production in the San Juan Basin alone could grow from approximately 7,700 bpd currently to between 20,000 bpd and 52,000 bpd over the next five years. This range is based on certain assumptions by BENTEK related to horizontal rig count, well count, and IP rates. We believe crude oil production growth in these basins should increase utilization of our pipeline and gathering assets and create organic growth opportunities.

•

Relationship with Western. One of our principal strengths is our relationship with Western. We believe that Western will be incentivized to grow our business as a result of its significant economic interest in us, as well as its stated strategies of growing its logistics business and increasing its access to crude oil produced in its existing areas of operations. In particular, we expect to benefit from the following aspects of our relationship with Western:

•

Acquisition Opportunities. Western will grant us a right of first offer to acquire certain logistics assets that it will retain following this offering, as well as additional assets that it may acquire or construct in its existing areas of operation in the future;

•

Strength and Stability of Western’s Refining Business. Western’s El Paso and Gallup Refineries have a combined crude oil throughput capacity of 153,000 bpd. Western’s refining margins are supported throughout the refining cycle by a combination of abundant and lower cost feedstocks and strong values for its refined products. Through access to multiple strategic product pipelines afforded by our assets, Western sells products into several areas in the southwestern United States where refined product margins have historically been higher than Gulf Coast benchmarks. In addition, Western’s integrated distribution network of wholesale and retail assets provides a ratable output for products produced at its refineries;

•

Integration of Assets with Western’s Refineries. Most of our assets are integral to the operations of Western’s refineries. The refineries are strategically located in West Texas and New Mexico, which gives Western access to a diverse slate of high quality, advantageously priced crude oils. Our assets provide the refineries with their primary access to this supply of crude oil, and many of our assets are located adjacent to these refineries; and

•

Access to Operational and Industry Expertise. We expect to benefit from Western’s extensive operational, commercial, and technical expertise, as well as its industry relationships, as we seek to optimize and expand our existing asset base.

•

Long-Term, Fee-Based Contracts. Initially, we will generate substantially all of our revenue under two 10-year, fee-based contracts with Western that will include minimum volume commitments and inflation escalators. We believe these contracts will generate stable, predictable cash flows and mitigate substantially all of our direct exposure to commodity price fluctuations. For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under these agreements are expected to total $119.7 million, or approximately 92% of our forecasted revenues of $130.8 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

•

Experienced Management Team. Our management team is experienced in the operation of logistics assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Western, who average more than 20 years of experience in the energy industry.

•

Financial Flexibility. In connection with this offering, we expect to enter into a new $300 million revolving credit facility and will have no initial indebtedness at the closing of this offering. In addition, we expect to retain $50 million as cash-on-hand from the proceeds of this offering. We believe we will have the financial flexibility to execute our growth strategy through cash-on-hand, the available capacity under our revolving credit facility, and our ability to access the debt and equity capital markets.

Growth Opportunities

Industry Overview

Crude oil gathering systems are the networks that transport and control the flow of crude oil from the wellhead to a main storage facility, processing plant or shipping point. Crude oil gathering assets typically consist of a portfolio of smaller diameter pipes that directly connect the crude oil from the wellhead or centralized receipt points to larger diameter pipelines. In addition to pipelines, truck and rail transport are often utilized to support or offer a flexible alternative to pipelines for the transportation of crude oil.

Over the last few years, the U.S. has experienced a significant increase in crude oil production, driven primarily by new technologies including multi-stage fracturing and horizontal drilling. According to BENTEK, U.S. and Canadian crude oil production has grown from approximately 8.7 million bpd in 2011 to approximately 11.0 million bpd as of June 2013. The Permian Basin is among those basins experiencing significant growth.

Over the past five years, the Permian Basin has been one of the fastest-growing crude oil production areas in the United States. The Permian Basin is comprised of three sub-basins: the Midland, Delaware, and Central Basins; and is located in western Texas and southeastern New Mexico. Drilling activity in the Delaware Basin is primarily targeting the Bone Spring formation located in the southwestern most portion of the Permian Basin in Texas and stretching into Lea County and Eddy County in New Mexico. According to BENTEK, current crude oil production in the Delaware Basin totaled 450,000 bpd as of June 2013. BENTEK predicts this production will increase an additional 120,000 bpd over the next five years based on current drilling, and could increase by as much as an additional 300,000 bpd, for a total of 870,000 bpd, over this same period. BENTEK’s projection of Delaware Basin crude oil production increasing to 870,000 bpd by 2018 assumes horizontal rig count increasing to 175, well count increasing to approximately 153 per month, and average IP rates of 150-250 bpd per well. The San Juan Basin is located in northwestern New Mexico. BENTEK predicts total production in this basin could grow from approximately 7,700 bpd currently to between 20,000 bpd and 52,000 bpd over the next five years. BENTEK’s projection of San Juan Basin crude oil production increasing to approximately 20,000 bpd by 2018 assumes the current levels of horizontal rig count (three) and well count (three per month) and increased IP rates from 90 to 300 bpd per well. BENTEK’s projection of production increasing to approximately 52,000 bpd for the same period assumes horizontal rig count increasing to 10 by 2015, well count increasing to approximately 10 per month, and average IP rates of 300 bpd per well.

Our asset portfolio consists of pipeline and gathering assets and terminalling, transportation, and storage assets, which are primarily located in or near the Delaware and San Juan Basins, and provide Western’s El Paso and Gallup Refineries with their primary access to the crude oil production in these areas. The anticipated increase in production in these basins provides us two distinct ways to grow our revenues and cash flow:

•

Increasing throughput on our existing systems. Our Delaware Basin system was placed into service in April 2013 and throughput on this system is increasing. In anticipation of increased crude oil production in the region and the addition of new gathering connections, the mainline capacity of the system is designed to handle 100,000 bpd, with an additional approximate 38,000 bpd of truck unloading capacity at our Mason Station crude oil facility. Western’s forecasted throughput for the twelve months ending September 30, 2014 is 27,250 bpd on the mainline and 14,900 bpd at the Mason Station truck rack, representing approximately 27% and 39% of total capacity, respectively. Our Four Corners system also has available throughput capacity to accept increased production in the San Juan and Paradox Basins.

•

Organic growth projects to connect additional production to our system. We expect to construct or acquire from Western additional pipelines that connect to our existing gathering systems. These additional pipelines would generate revenue not only through fees charged for volumes transported on such pipelines, but also through increased throughput on our existing pipeline assets to which they connect.

Our Assets and Operations

Our initial assets consist of the following:

•

Pipeline and Gathering Assets. Our pipeline and gathering assets consist of approximately 300 miles of crude oil pipelines and gathering systems and approximately 566,000 barrels of active crude oil capacity storage located primarily in the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in northwestern New Mexico. These assets serve as a key source of high quality, cost-advantaged crude oil for Western’s El Paso and Gallup Refineries.

•

Terminalling, Transportation, and Storage Assets. Our terminalling, transportation, and storage assets consist of terminals and storage assets located on site at each of Western’s El Paso and Gallup Refineries, and standalone refined products terminals located in Bloomfield and Albuquerque, New Mexico. These assets include approximately 6.9 million barrels of active shell storage capacity. These assets primarily receive, store, and distribute crude oil, feedstock, and refined products for Western’s refineries. We also provide fee-based asphalt terminalling and processing services at an asphalt plant and terminal in El Paso and asphalt terminalling services at three stand-alone asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona, which have a combined storage capacity of approximately 473,000 barrels.

The following map depicts the locations of our initial assets (not to scale):

Pipeline and Gathering

Our pipeline and gathering assets are strategically positioned to support crude oil supply options for Western’s El Paso and Gallup Refineries as well as third parties, and consist of crude oil pipelines and gathering assets located primarily in the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area of northwestern New Mexico. These systems gather and transport crude oil by truck and pipeline from various production locations to Western’s refineries utilizing approximately 300 miles of pipeline; 23 crude oil storage tanks with a total combined active shell storage capacity of approximately 566,000 barrels; eight truck loading and unloading locations; and 14 pump stations.

Our pipeline and gathering assets consist of the following:

•

Permian Basin System. Our Permian Basin system includes our Delaware Basin system and other crude oil gathering assets in West Texas. The following map shows the location of the assets comprising our Permian Basin system (not to scale):

The primary components of our Permian Basin system include:

•	Delaware Basin System. Our Delaware Basin system includes approximately 38 miles of 10-inch and 12-inch mainlines located in southeast New Mexico and West Texas and handles crude oil produced in the Delaware Basin area of the Permian Basin. The Main 12-inch pipeline and the East 10-inch pipeline were placed into service in July 2013. The West 10-inch pipeline is expected to begin service in the third quarter 2013. The Delaware Basin system is designed to handle up to 138,000 bpd, comprised of a mainline capacity of 100,000 bpd and truck unloading capacity of 38,000 bpd, and is operated from a central control station located in Bloomfield, New Mexico. Its primary components include:

•

Main 12-inch Pipeline. This 12-inch crude oil pipeline is approximately 20 miles in length and connects our Mason Station crude oil facility to our T Station crude oil facility. This pipeline was placed into service in July 2013;

•

West 10-inch Pipeline and CR-285 Crude Oil Station. This 10-inch crude oil pipeline is approximately 7 miles in length and has a capacity in excess of 75,000 bpd. It extends westward from our T Station crude oil facility. This West segment of the system includes a two-bay truck loading and unloading location and associated storage permitting truck deliveries of up to 10,800 bpd. This pipeline and crude oil station is expected to be placed into service during the third quarter of 2013;

•

East 10-inch Pipeline and CR-1 Crude Oil Station. This 10-inch crude oil pipeline is approximately 12 miles in length and has a capacity in excess of 75,000 bpd. It extends eastward from our T Station crude oil facility. This East segment of the system includes a two-bay truck loading and unloading location and associated storage permitting truck deliveries of up to 10,800 bpd. This pipeline and crude oil station was placed into service in July 2013;

•

T Station Crude Oil Facility. Our T Station crude oil facility operates as a station for aggregating crude oil deliveries from the West 10-inch pipeline and East 10-inch pipeline and contains a staging tank with a combined shell storage capacity of 30,000 barrels. The T Station crude oil facility is expected to be placed into service in the third quarter of 2013; and

•

Mason Station Crude Oil Facility. Our Mason Station crude oil facility is located in Reeves County, Texas and receives crude oil produced in southern New Mexico and West Texas. This facility consists of two 80,000 barrel crude oil storage tanks, a seven-bay truck loading and unloading location and nine automatic custody transfer units. This facility has a capacity of up to 38,000 bpd by truck and a capacity of up to 100,000 bpd from our Main 12-inch pipeline. Our Mason Station crude oil facility is connected to Kinder Morgan’s Mason Junction pump station that injects crude oil into the Kinder Morgan Wink pipeline for delivery to Western’s El Paso Refinery. This crude oil facility was placed into service in April 2013.

•

Other Permian Basin Crude Gathering Assets. We own other crude gathering assets in West Texas that handle crude oil produced in the Permian Basin with an aggregate capacity of approximately 8,000 bpd. For the year ended December 31, 2012, these assets handled approximately 3,200 bpd. These assets are operated for us by Kinder Morgan Wink Pipeline LLC. These assets include:

•

McCamey Crude Oil Station. Our McCamey crude oil station is located in Upton County, Texas and receives crude oil produced in West Texas. This station consists of a four-bay truck rack and crude receipt tanks. This facility has a capacity of up to 5,700 bpd by truck. Our McCamey crude oil station is connected to Plains All American Pipeline, L.P.’s (“Plains”) McCamey crude oil terminal that either injects crude oil into the Kinder Morgan Wink pipeline for delivery to Western’s El Paso Refinery or into Plains’ McCamey crude oil terminal for delivery to Midland, Texas; and

•

Riverbend 4-inch Gathering Pipeline. Our four-inch crude oil pipeline is approximately 3 miles in length and connects the Riverbend crude oil tanks in Crane County, Texas owned by third parties to the Kinder Morgan Wink pipeline for delivery to Western’s El Paso Refinery via Kinder Morgan’s Cordona Lake gathering system.

•

Four Corners System. Our Four Corners system includes approximately 257 miles of gathering and mainlines in northwestern New Mexico that gather and transport crude oil and condensate produced in the San Juan and Paradox Basin areas of New Mexico and Utah (referred to, collectively as, “Four Corners area crude oil”) and deliver it to Western’s Gallup Refinery. This Four Corners area crude oil is received via truck and pipeline at our Bloomfield terminal and at crude oil stations we own located in Bisti, New Mexico; Lybrook, New Mexico; Pettigrew, New Mexico; and Star Lake, New Mexico. This system has a delivery capacity of up to approximately 31,600 bpd to Western’s Gallup Refinery. For the year ended December 31, 2012, the Four Corners system delivered approximately 22,300 bpd to the Gallup Refinery. The following map shows the location of the assets comprising our Four Corners system (not to scale):

The Four Corners system’s primary components include:

•

San Juan 6-inch Pipeline. This six-inch crude oil pipeline is approximately 18 miles in length and connects our Bloomfield terminal to our Bisti crude oil station. It handles Four Corners area crude oil;

•

West 6-inch Pipeline. This six-inch crude oil pipeline is approximately 77 miles in length and connects our Bisti crude oil station to Western’s Gallup Refinery. It handles Four Corners area crude oil;

•

TexNew Mex 16” Pipeline Segment. This portion of the 16-inch crude oil pipeline is approximately 43 miles in length and connects our Bisti crude oil station to our Star Lake, New Mexico crude oil station. It handles Four Corners area crude oil;

•

East 6-inch Pipeline. This six-inch crude oil pipeline is approximately 105 miles in length and connects our Pettigrew crude oil station to our Star Lake, New Mexico crude oil station and also Western’s Gallup Refinery. It handles Four Corners area crude oil;

•

Wingate 4-inch NGL Pipeline. This four-inch NGL pipeline is approximately 14 miles in length and connects Phillips 66’s NGL plant located in Gallup, New Mexico to Western’s Gallup Refinery. It transports NGLs as a feedstock for Western’s Gallup Refinery; and

•

Other. The Bisti, Star Lake, Lybrook, and Pettigrew Stations combine to have (i) 18 crude oil storage and breakout tanks with a total combined capacity of 356,449 barrels; (ii) four truck receipt locations and (iii) a connection point with the Navajo Nation Oil and Gas Company Running Horse pipeline.

The following tables set forth certain information regarding our initial pipeline and gathering assets:

	Summary of Assets
	Length (miles)	Capacity
Mainline Movements
Delaware Basin (bpd)	38	100,000
Four Corners (bpd) (1)	257	58,800

Gathering (Truck Offloading)
Mason Station (bpd)	—	37,800
CR-285 (bpd) (2)(3)	—	10,800
CR-1 (bpd) (3)	—	10,800
McCamey Station (bpd)	—	5,700
Four Corners (bpd)	—	22,800

Pipeline Tank Storage
Delaware Basin (bbls)	—	210,000
Four Corners (bbls)	—	356,449

Total Pipeline Tank Storage		566,449

(1)	The total capacity to transport crude oil to the Gallup Refinery on the West 6-inch and East 6-inch pipelines is 31,600 bpd.

(2)	Expected to be placed into service in the third-quarter of 2013.

(3)	These volumes would ship on the Delaware Basin mainline and are included in the 100,000 bpd capacity.

	Historical Volumes
	Year ended December 31,
	2011	2012
Mainline Movements
Delaware Basin (bpd)	—	—
Other Permian Basin (bpd)	—	—
Four Corners (bpd)	31,355	33,629

Total Mainline Movements	31,355	33,629

Gathering (Truck Offloading)
Mason Station (bpd)	—	137
CR-285 (bpd)	—	—
CR-1 (bpd)	—	—
McCamey Station (bpd)	1,632	1,701
Four Corners (bpd)	5,973	6,105

Total Gathering (Truck Offloading)	7,605	7,943

Pipeline Gathering and Injection System
Delaware Basin (bpd)	—	—
McCamey Station (bpd)	1,647	1,488
Four Corners (bpd)	20,244	20,624

Total Pipeline Gathering and Injection	21,891	22,112

Pipeline Tank Storage (1)
Delaware Basin (bbls)	—	6,667
Four Corners (bbls)	356,449	356,449

Total Pipeline Tank Storage	356,449	363,116

(1)	Represents a weighted-average actual shell storage capacity for the periods indicated.

Terminalling, Transportation, and Storage

Our terminalling, transportation, and storage assets support crude oil supply and refined product distribution for Western’s El Paso and Gallup Refineries as well as third parties, and primarily consist of storage tanks, terminals, transportation and other assets located in El Paso, Texas, Gallup, Bloomfield and Albuquerque, New Mexico and Phoenix and Tucson, Arizona. These assets include crude oil, feedstock, blendstock, refined product and asphalt storage tanks with a total combined shell storage capacity of approximately 7 million barrels; truck loading racks; railcar loading racks; pump stations, and pipeline and related logistics assets to service Western’s operations. The following map shows the locations of our terminalling, transportation, and storage assets (not to scale):

Our terminalling, transportation, and storage assets consist of the following:

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El Paso Tank Farm. Our El Paso tank farm services Western’s El Paso Refinery by providing storage, transfer and blending services required to support the refinery’s operations. The tank farm consists of 103 tanks, with an aggregate shell storage capacity of approximately 5.1 million barrels on land leased from Western pursuant to a 10-year lease. The storage tanks handle refinery feedstock, jet fuel, gasoline, ultra-low sulfur diesel, blending components, crude oil, asphalt, slop oil, and NGLs. Our El Paso tank farm also includes short pipelines that transfer products to and from the refinery and storage tanks and ultimately to terminals or distribution pipelines. The El Paso tank farm also includes a rail loading facility, located on the Burlington Northern Santa Fe and Union Pacific and has car manifest loading capability. The rail loading facility handles asphalt, NGLs, feedstock, sulfuric acid and fuel oil.

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El Paso Refined Products Terminal. Our El Paso refined products terminal distributes refined products supplied by Western’s El Paso Refinery via a six-bay truck loading rack. The truck loading rack has a capacity of approximately 45,000 bpd and handles gasoline, diesel and jet fuel, with associated ethanol and biodiesel and additive blending capabilities. The terminal includes 14 storage tanks with a combined shell storage capacity of 69,881 barrels on land leased from Western pursuant to a 10-year lease. The storage tanks handle gasoline, transmix, jet fuel, ultra-low sulfur diesel, bio-diesel, blending components, asphalt and NGLs.

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Gallup Tank Farm. Our Gallup tank farm services Western’s Gallup Refinery by providing storage and transfer services required to support the refinery’s operations. The tank farm consists of 58 storage tanks with a combined shell storage capacity of 903,692 barrels on land leased from Western pursuant to a 10-year lease. The storage tanks handle ultra-low sulfur diesel, blending components, NGLs and gasoline. Refinery feedstock stored in the tank farm includes crude oil, slop oil, intermediate feedstock and transmix. The Gallup tank farm also includes a rail loading facility, located on the Burlington Northern Santa Fe railroad and has manifest loading and unloading capability. The rail loading facility handles crude oil, intermediate feedstock, NGLs, fuel oil, ethanol and biodiesel.

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Gallup Refined Products Terminal. Our Gallup refined products terminal distributes refined products from Western’s Gallup Refinery via a six-bay truck loading rack. The truck loading rack has a capacity of up to approximately 34,000 bpd of gasoline and ultra-low sulfur diesel, with associated ethanol and biodiesel and blending capabilities. The terminal includes eight storage tanks with a combined active shell storage capacity of 23,368 barrels.

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Bloomfield Terminal. Our Bloomfield terminal serves both as a crude oil gathering facility and a refined products distribution facility for Western and third-party customers. The Bloomfield terminal includes 23 storage tanks with combined shell storage capacity of 734,544 barrels on land leased from Western pursuant to a long-term lease. The storage tanks handle Four Corners area crude oil, gasoline, ultra-low sulfur diesel and blending components. With respect to its crude oil operations, our Bloomfield terminal received approximately 3,500 bpd of Four Corners area crude oil during the year ended December 31, 2012, gathered via truck across a four-bay truck unloading rack. Gathered crudes are received, dewatered, and stored in preparation for shipment via our San Juan 6-inch pipeline to our crude oil station in Bisti for further transportation to Western’s Gallup Refinery. With respect to its refined product distribution, our Bloomfield terminal distributes refined products for Western and third-party customers over a four-bay truck loading rack that has ethanol and additive blending capabilities. The terminal is supplied by a pipeline from Artesia, New Mexico, owned by Holly Energy Partners LP and also via truck from other locations.

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Albuquerque Refined Products Terminal. Our Albuquerque refined products terminal distributes approximately 9,000 bpd of gasoline, diesel fuel and ethanol via a two-bay truck loading rack for Western and third-party customers. The truck loading rack has a capacity of up to approximately 19,200 bpd, with associated ethanol and additive blending capabilities. The terminal includes nine storage tanks with a combined shell storage capacity of 185,666 barrels. This terminal receives product from Western’s El Paso Refinery via the Magellan common carrier pipeline, owned by Magellan Pipeline Partners LP (“Magellan”), as well as via truck from Western’s Gallup Refinery, our Bloomfield terminal and other locations. Our Albuquerque refined products terminal is also capable of receiving ethanol via truck and rail. The rail loading facility is located on the Burlington Northern Santa Fe railroad.

•	Asphalt Plant and Terminals. We provide fee-based asphalt terminalling and processing services at our asphalt plant and terminal in El Paso, as well as at three stand-alone asphalt terminals in

Albuquerque, New Mexico and Phoenix and Tucson, Arizona. Our El Paso asphalt plant is located adjacent to Western’s El Paso Refinery. The plant has the ability to modify asphalt with polymer and polyphosphoric acid, which allows for flexibility in meeting stringent performance grade asphalt specifications. The asphalt plant processes two different residual streams that originate from Western’s El Paso Refinery. The asphalt plant can process up to approximately 600,000 tons per year (“tpy”) of asphalt and for the year ended December 31, 2012, processed approximately 295,000 tons of asphalt. The related El Paso asphalt terminal distributes asphalt to customers by rail (through its six rail locations) and by truck over a five-bay truck loading rack. Our three other asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona are throughput terminals for finished asphalt with an aggregate terminalling capacity of up to 820,000 tpy. For the year ended December 31, 2012, these three terminals handled approximately 225,000 tons of asphalt in the aggregate, primarily from the El Paso refinery. The asphalt plant and terminals have a combined shell storage capacity of 473,468 barrels.

The following table sets forth certain information regarding our initial terminalling, transportation, and storage assets:

	Summary of Assets
	Terminalling Capacity (bpd or tpy) (1)	Tank Shell Storage Capacity (bbls)
	(bpd)
Refined Products
El Paso Tank Farm	—	5,119,933
El Paso Refined Products Terminal	45,000	69,881
Gallup Tank Farm	—	903,692

Gallup Refined Products Terminal	34,000	23,368
Bloomfield Terminal	27,400	734,544
Albuquerque Refined Products Terminal	19,200	185,666

Total	125,600	7,037,084	(2)

Asphalt	(tpy) (3)

El Paso Asphalt Plant	600,000	202,043
Albuquerque Asphalt Terminal	120,000	38,941
Tucson Asphalt Terminal	300,000	208,709
Phoenix Asphalt Terminal	400,000	23,775

Total	1,420,000	473,468

(1)	Terminalling capacity represents the amount of truck loading and unloading capacity currently available for use by our customers.

(2)	This total includes the capacity of inactive tanks that are not included in either the minimum volume commitments of Western or the forecast. The total capacity including only active tanks is 6,881,960 barrels.

(3)	There are approximately 5.7 bbls per each ton of asphalt.

	Historical Volumes
	Year Ended December 31,
	2011	2012
	Terminalling Throughput (bpd or tpy)	Terminalling Throughput (bpd or tpy)
	(bpd)	(bpd)
Refined Products
El Paso Refined Products Terminal	19,269	19,047
Gallup Refined Products Terminal	23,102	21,584
Bloomfield Terminal	5,763	6,239
Albuquerque Refined Products Terminal	7,532	5,788

Total	55,666	52,658

	(tpy)	(tpy)
Asphalt Terminalling Services (Shipments)
El Paso Asphalt Plant	287,520	295,045
Albuquerque Asphalt Terminal	56,946	33,108
Tucson Asphalt Terminal	67,847	80,732
Phoenix Asphalt Terminal	96,689	109,886

Total	509,002	518,771

Rights of First Offer

We believe that our relationship with Western should provide us with a number of potential future growth opportunities, including the opportunity to potentially acquire the following assets that Western will grant us a right of first offer to acquire for a period of 10 years after the closing of this offering:

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TexNew Mex 16” Pipeline. At the closing of this offering, Western will contribute to us an approximately 43-mile segment of its TexNew Mex 16” Pipeline, and retain the remaining 299-mile segment that is currently not operating but is being evaluated for return to service. The retained segment extends from our crude oil station in Star Lake, New Mexico in the Four Corners area to near Maljamar, New Mexico in the Delaware Basin, and has hydraulic capacity to flow in a northerly or southerly direction. Western also anticipates the potential construction of crude oil gathering and storage tanks along this line should it be brought back into service. However, we currently do not expect Western to return this pipeline to service during the twelve months ending September 30, 2014.

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Jal NGL Terminal. Western’s Jal NGL Terminal, located in Lea County, New Mexico, receives, stores, and ships various light hydrocarbon products or NGLs via truck, rail, and pipeline. On an annual average basis, Western uses approximately 25% of this terminal’s throughput capacity primarily to receive and store butanes in support of its El Paso Refinery. Primary storage at the Jal NGL Terminal consists of four large NGL storage caverns, with a combined storage capacity of approximately 562,000 barrels, that are connected to the Enterprise MAPL system connecting NGL hubs at Conway, Kansas and Mt. Belvieu, Texas. Brine ponds are available on site to support product movement in and out of the storage caverns. The terminal also includes 17 storage tanks with a combined shell storage capacity of approximately 15,000 barrels, and loading and unloading capacity of up to 6,000 bpd, utilizing either a three-bay truck rack or a rail loading facility located on the Texas-New Mexico Railroad that has 16 loading spots.

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Crude Oil Trucking and Refined Products Trucking. Western operates a fleet of approximately 190 crude oil and refined product truck transports. Twenty-nine crude truck transports in the Four Corners area gather approximately 9,100 bpd of crude oil, and Western anticipates growing its newly-created Delaware Basin fleet to approximately 40 truck transports by the end of 2013. In addition, Western has a fleet of 156 refined product truck transports that operate in Texas, New Mexico, Arizona, Colorado, Utah, and California.

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Wholesale Fuel/Jobber/Lube Facilities. Western’s wholesale operations market and distribute approximately 73,900 bpd of Western’s refinery production. Western’s lubricant marketing, distribution and warehousing operations handle approximately one million gallons per month. Western’s wholesale operations distribute refined products and lubricants in Arizona, California, Colorado, Nevada, New Mexico, and Texas.

In addition, Western will grant us a right of first offer to acquire additional logistics assets in the Permian Basin or the Four Corners area that it may construct or acquire in the future. For example, Western currently anticipates constructing additional logistics assets that would be subject to our rights of first offer, if constructed. These assets, which may require significant capital to construct and place into service, include:

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Additional gathering lines connected to the Delaware Basin system and the Four Corners system. The Delaware Basin system mainline is designed to handle up to 100,000 bpd in anticipation of the expected growth of crude oil production in the surrounding area. Western is evaluating building gathering facilities to tie nearby production facilities to our mainlines. Western is also evaluating building additional gathering lines to connect producers in the Four Corners area to the Four Corners system.

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Pipeline to connect Delaware Basin system and TexNew Mex 16” Pipeline. Western is in the initial engineering phase for the potential construction of an approximately 70-mile pipeline to connect the TexNew Mex 16” Pipeline near Maljamar with our Delaware Basin system. Western anticipates the potential construction of additional crude oil gathering systems, both pipeline and truck, and additional storage tank capacity along this pipeline, should it be completed.

Pursuant to an omnibus agreement, Western will be required to offer us the opportunity to acquire these assets in the future if it decides to sell them. We expect that Western would be the primary customer for these assets after any purchase of such assets by us. The consummation and timing of any acquisition of assets owned by Western will depend upon, among other things, Western’s willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer.

The following map depicts the locations of certain of our right of first offer assets (not to scale):

Our Commercial Agreements with Western

Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western (one for pipeline and gathering services, and another for terminalling, transportation and storage services), supported by minimum volume commitments and inflation escalators ,that may be renewed for two five-year periods upon mutual agreement of us and Western. Under these agreements, we will provide various pipeline transportation, terminalling, and storage services to Western, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products, and to reserve storage capacity.

For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under these agreements is expected to total $119.7 million, or approximately 92% of our forecasted revenues of $130.8 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions. The following table sets forth additional information regarding the minimum commitments under each of our commercial agreements with Western:

Agreement	Minimum Commitment	Average Fee (1)	Minimum Annual Fee (2) (in thousands)
Pipeline and Gathering Services Agreement
Mainline movements	62,590 bpd	$1.14/bbl	$26,020
Gathering (truck offloading)	32,830 bpd	$0.51/bbl	6,130
Pipeline gathering and injection into system	20,970 bpd	$0.053/bbl	400
Pipeline tank storage	566,450 bbls	$0.51/bbl/month	3,480

Terminalling, Transportation, and Storage Services Agreement
Crude oil, blendstock, and refined product storage	6,881,960 bbls	$0.51/bbl/month	42,450
Shipments into and out of storage	290,710 bpd	$0.15/bbl	15,630
Additive and blending services (3)	179,180 bpd	$0.12/bbl	7,960
Asphalt storage	473,470 bbls	$0.77/bbl/month	4,360
Shipments into and out of asphalt storage	15,890 bpd	$0.95/bbl	5,510
Asphalt processing and blending fees (3)	4,520 bpd	$4.72/bbl	7,780

TOTAL			$119,720

(1)	Average fee is calculated by dividing minimum annual fee by minimum volume commitment.

(2)	For information regarding the calculation of the minimum annual fees, including with respect to shortfall payments and credits, please see the summaries of the key provisions of our commercial agreements with Western, set forth below.

(3)	Average fee and minimum annual fees for additive and blending services and asphalt processing and blending fees include an assumed average $0.09 and $3.06 per barrel and $2.1 million and $2.7 million per year in reimbursements for additive product cost, respectively. While the actual costs we incur in acquiring such additives may fluctuate, Western is required to reimburse us for 100% of the actual cost of the additives we provide as part of additive injection and asphalt processing and blending services, respectively. Accordingly, any increase or decrease in our revenues due to fluctuations in the costs of additives will be directly offset by a corresponding increase or decrease in our operating expenses, and we will have no direct economic exposure to the fluctuation in additive costs.

General

Under our various commercial agreements with Western, we will provide various pipeline transportation, terminalling, and storage services to Western or certain of its subsidiaries, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products, and reserve certain firm storage capacity. Western’s obligations under these commercial agreements will not terminate if Western no longer controls our general partner. Our commercial agreements include provisions that permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include Western deciding to permanently or indefinitely suspend refining operations at one or both of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. These force majeure events include:

•	acts of God, fires, floods or storms;

•	compliance with orders of courts or any governmental authorities;

•	explosions, wars, terrorist acts or riots;

•	inability to obtain or unavoidable delays in obtaining material or equipment;

•	accidental disruption of service;

•

events or circumstances similar to those above that prevent a party’s ability to perform its obligations under the agreement, to the extent that such events or circumstances are beyond the party’s reasonable control and could not have been prevented by such party’s due diligence;

•	strikes, lockouts or other industrial disturbances; and

•	breakdown of refinery facilities, machinery, storage tanks or pipelines irrespective of the cause thereof.

Pipeline and Gathering Services Agreement

Fees and Services. We will enter into a pipeline and gathering services agreement with Western under which we will agree to transport crude oil on our Permian Basin system to Western’s El Paso Refinery and on our Four Corners system to Western’s Gallup Refinery. We will charge Western fees for the services described below.

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Mainline Movement Fees—Under the agreement, Western will be obligated to transport, on an aggregate basis, an average of at least 62,590 bpd of crude oil, through the separately tariffed segments of our pipeline systems, at an average fee for the committed volume of $1.14 per barrel.[2] The aggregate fee for this committed throughput is approximately $2.2 million per month. For volumes shipped on any segment of our pipeline systems in excess of the committed volumes for such segment, we will charge Western the same per barrel transportation fee applicable to the committed volumes transported on such segment;

•

Gathering (Truck Offloading) Fees—We will charge Western a weighted average fee of approximately $0.51 for each barrel of crude oil we gather and unload for Western from trucks arriving at our crude oil stations, which varies by location. Western will agree to utilize gathering/unloading services resulting in a minimum monthly fee of approximately $0.5 million per month, referred to as the “minimum gathering and unloading fee.” For volumes gathered or unloaded in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes;

•

Pipeline Tank Storage Fees—We will charge Western fees to reserve storage capacity for Western’s use of our crude oil storage associated with our crude oil pipeline systems. Western will pay us a weighted average monthly fee of $0.51 per barrel to reserve, on a firm basis, approximately 566,000 barrels of such storage capacity, representing 100% of active pipeline tank storage capacity, resulting in a minimum monthly fee of approximately $0.3 million, referred to as the “minimum pipeline tank storage fee”; and

•	Pipeline Gathering and Injection into System Fees—We will charge Western an average fee for the committed volume of $0.05 for each barrel of crude oil we inject for Western into pipeline systems

[2]	Some barrels of crude oil in route to Western’s Gallup refinery are transported on more than one of our mainlines. Western’s 62,590 bpd transportation obligation includes each barrel transported on each mainline. These commitments by mainline are as follows: Delaware Basin System mainline—27,250 bpd; Four Corners East and West mainlines—23,160 bpd; 11,210 bpd on the San Juan and TexNew Mex 16” mainlines which transport crude oil to the Four Corners East mainline; and the Wingate mainline—970 bpd.

from adjacent tanks. Western will agree to utilize gathering and injection services resulting in a minimum monthly fee of approximately $33,000 per month. For volumes gathered or injected in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the pipeline and gathering services agreement for mainline movements, firm storage capacity reservation, gathering and injection and gathering and unloading fees are approximately $3.0 million per month, referred to as the “minimum pipeline and gathering fee.” For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under our pipeline and gathering services agreement would account for approximately 87% of the revenues we forecast to be generated by our pipeline and gathering assets for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

Payments; Shortfall Payments. We will invoice Western for fees owed to us on a monthly basis. If the actual invoice amount is less than the minimum pipeline and gathering fee due for such month, we will invoice that amount to Western as a “shortfall.” The amount of any shortfall payment paid by Western will be credited against any amounts owed by Western for the transportation, minimum injection or gathering of volumes in excess of the volumes underlying the minimum pipeline and gathering fee during any of the succeeding twelve months. Following such twelve-month period, any remaining portion of that shortfall credit will expire.

Third-Party Credits. To the extent any of the assets covered by the pipeline and gathering services agreement become prorated and we are required to transport volumes or otherwise provide third party service on such assets such that insufficient capacity exists for Western to meet its minimum volume commitment, Western will be entitled to reduce any related shortfall payment it would otherwise owe in any applicable month by the aggregate amount of transportation and other fees received by us from third parties with respect to such third party services (referred to as a “third-party credit”). In no event, however, will the aggregate fees payable to us by Western in any month be reduced below zero.

Rate Matters. We will adjust transportation fees annually at a rate equal to the percentage change in any inflationary index promulgated by the FERC, in accordance with the FERC’s indexing methodology. If the FERC terminates its indexing methodology, we will adjust our tariff rates annually by a percentage equal to the change in the PPI. All other storage and injection and gathering fees will be adjusted annually by a percentage equal to the PPI. In no event will the annual rate adjustments result in a reduction of the applicable fees.

Under this agreement, each party has agreed not to commence or support any tariff filing, application, protest, complaint or other proceeding before the FERC or any other applicable state regulatory agency for the purpose of requesting the FERC or such other agency to accept or set transportation rates that would be inconsistent with the terms of the agreement, provided that Western will continue to have the right to challenge any proposed changes in our base tariff rates to the extent the changes are inconsistent with the FERC’s indexing methodology or other rate changing methodologies.

Reimbursements. If we agree to make any capital expenditures at Western’s request, Western will reimburse us for, or we will have the right in certain circumstances to file for an increased tariff rate to recover, the actual cost of such capital expenditures. In addition, if new laws or regulations that affect the services that we provide to Western under this agreement are enacted or promulgated that require us to make substantial capital expenditures, Western will reimburse us for Western’s share of, or we will have the right in certain circumstances to file for an increased tariff rate to recover, the cost of complying with these laws or regulations, after we have made efforts to mitigate these costs. Western’s share of the cost will be calculated based on the volumes of product we handle for Western compared to the total volumes of product we handle. Western will also reimburse us for the amounts of any taxes (other than income taxes, gross receipt taxes, personalty and other property taxes and similar taxes) we incur on Western’s behalf for the services we provide to Western under the agreement to the extent permitted by law. We and Western will negotiate in good faith to agree on the amount of any such reimbursement.

Loss Allowances. Under the agreement, in accordance with the pipeline loss allowance provisions of our tariffs, there is a 0.20% pipeline loss allowance for the crude oil shipped on our pipeline systems. On a monthly basis, Western will pay us an amount equal to 0.20% of the crude oil shipped on our systems multiplied by a price equal to that calendar month’s average for light sweet crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel. We will bear any crude oil volume losses in excess of 0.20% at a price equal to that calendar month’s average for light sweet crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel.

Refinery Shutdowns. Western is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If Western decides to permanently or indefinitely suspend, in full or in part, refining operations at its El Paso or Gallup Refinery for a period that will continue for at least 12 consecutive months, then Western may terminate or proportionately reduce, as applicable, its obligations under the agreement with respect to our Permian Basin system or our Four Corners system, as applicable, at the end of such 12-month period upon prior written notice to us, unless Western has publicly announced its intent to resume operations at such refinery more than two months prior to the expiration of such 12-month period. During the 12-month period, Western will continue to owe shortfall payments as described above. During the 12-month period, we may provide transportation and/or storage services to third parties pursuant to one or more third-party agreements without the consent of Western, and Western’s minimum commitments will be reduced to the extent of such third-party usage; provided that Western will still have access on a priority basis, and, further provided that such third-party agreements and related services shall terminate following the restoration of refinery operations.

Force Majeure. If a force majeure event occurs, we must provide Western with written notice of the force majeure event, identify the approximate length of time we believe the force majeure event will continue, and identify the pipeline segments and other assets we believe will be impacted. If we believe the force majeure event will continue for 12 consecutive months or more, we and Western will each have the right to terminate the agreement with respect to the affected asset upon 12-months’ notice; provided, however, that the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased and the affected assets have been restored to working order prior to the expiration of the 12-month notice period. If services related to any pipeline or gathering asset are reduced or terminated because of a force majeure event, Western will be entitled to receive a proportionate reduction in its minimum commitments related to such asset, as applicable.

Capacity Expansion. If we propose the construction or acquisition of any new pipeline that connects to our pipeline and gathering systems, any expansion or enhancement of capacity on any existing pipeline on such systems or any construction of new or the expansion of existing storage capacity associated with the systems, then we will be required to give prior written notice to Western. Western will have a right of first refusal to reserve some portion or all of the additional throughput capacity or storage capacity on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party.

Indemnification. We will indemnify Western for any losses or liabilities (including damage to property and injury to or death of any person) Western incurs that are caused by or result from our acts or omissions, including negligence, in connection with our ownership and operation of our pipeline and gathering assets and the services we provide under the agreement and for breaches of the agreement. Western will indemnify us for any losses or liabilities (including damage to property and injury to or death of any person) we incur that are caused by or result from Western’s acts or omissions, including negligence, in connection with Western’s use of our services and for breaches of the agreement. Neither party will be obligated to indemnify the other party for the other party’s breach of the agreement, gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement.

Term; Termination. This agreement will have an initial term of 10 years and may be renewed for two five-year periods upon mutual agreement of us and Western. This agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 20 business days following written notice or upon the bankruptcy or insolvency of such other party. Upon the expiration of the agreement or its earlier termination for reasons other than Western’s default or the suspension of a refinery’s operations for more than 12 months, in certain circumstances Western will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are, in the aggregate, substantially similar to fair market value terms as would be agreed by similarly-situated parties negotiating at arm’s length, so long as such right of first refusal does not violate any law or regulatory policy then in effect.

Assignment. This agreement may be assigned by us or Western only with the other party’s prior written consent, except that we or Western may assign this agreement, in whole or in part, without the other party’s prior written consent in connection with our sale of either our Permian Basin system or our Four Corners system or Western’s sale of Western’s El Paso Refinery or Gallup Refinery, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. Western may also assign this agreement between its wholly owned subsidiaries without obtaining our consent. We may collaterally assign this agreement solely to secure working capital financing. In addition, we may not assign this agreement to one of Western’s competitors.

Terminalling, Transportation, and Storage Services Agreement

Fees and Services. We will enter into a terminalling, transportation, and storage services agreement with Western under which we will, among other things, distribute products produced at Western’s refineries, connect Western’s refineries to third-party pipelines and systems, and provide fee-based asphalt terminalling and processing services.

At our network of crude oil and refined products terminals and related assets and storage facilities, we will charge Western fees for the services described below.

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Crude Oil, Blendstock, and Refined Product Storage Fees—Western has agreed to reserve, on a firm basis, approximately 6.9 million barrels of storage capacity, 100% of current active capacity, located at our terminals and our tank farms and related storage facilities located at Western’s El Paso and Gallup Refineries, at a weighted average monthly fee of approximately $0.51 per barrel, resulting in an initial minimum monthly payment of approximately $3.5 million, referred to as the “minimum terminal storage fee.”

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Shipments into and out of Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of refined products equal to an aggregate average of approximately 290,710 bpd at our crude oil and refined products terminals, located at Western’s El Paso and Gallup Refineries and in Bloomfield and Albuquerque, New Mexico. The throughput fees charged will vary based on the mode of ingress or egress into or out of our terminals or facilities, such as pipeline, rail and truck, which we refer to as a “shipment method.” Western has agreed to separate minimum volume commitments for each shipment method. The weighted average of the committed throughput fees is $0.15 per barrel, resulting in initial minimum monthly payments for throughput fees of approximately $1.3 million, referred to as the “minimum throughput fee.” For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method.

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Additive and Blending Services Fees—We will also charge Western separate fees for providing ancillary services such as ethanol blending and additive injection. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no direct economic exposure to fluctuations in additive costs. Western has agreed to incur additive and injection services resulting in a minimum monthly fee for such services of $0.5 million, referred to as the “minimum additive and blending services fee,” exclusive of its obligation to reimburse 100% of additive costs. For any additive and injection services in excess of the minimum commitments, we will charge Western the same per barrel fee and additive cost reimbursement applicable to the minimum commitments.

At our asphalt plant and terminal in El Paso and our three stand-alone asphalt terminals, we will charge Western fees for the following services:

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Shipments into and out of Asphalt Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of asphalt equal to an aggregate average of approximately 15,890 bpd at our asphalt terminals located in El Paso, Texas, Albuquerque, New Mexico and Phoenix and Tucson, Arizona. The throughput fees charged will vary based on the mode of ingress or egress into our terminals (pipeline, rail and truck), with Western agreeing to throughput separate minimum volume commitments for each shipment method. The resulting initial minimum monthly payment for throughput fees is approximately $0.5 million, referred to as the “minimum asphalt throughput fee.” For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method;

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Asphalt Storage Fees—Western has agreed to reserve, on a firm basis, approximately 473,000 barrels of storage capacity, 100% of current active capacity, located at our asphalt terminals, at a weighted average monthly fee of approximately $0.77 per barrel, for an initial minimum monthly payment of $0.4 million, referred to as the “minimum asphalt storage fee”; and

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Asphalt Processing and Blending Fees—We will charge Western per barrel fees for providing services such as air-blowing, oxidation and blending at our El Paso asphalt plant and terminal. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no economic exposure to fluctuations in additive costs. Western has agreed to incur asphalt processing and blending services resulting in a minimum monthly fee for such services of $0.4 million, referred to as the “minimum asphalt processing and blending fee,” exclusive of its obligation to reimburse 100% of additive costs. For any asphalt processing or blending services in excess of the minimum commitments, we will charge Western the same per barrel rate applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the terminalling, transportation, and storage services agreement for committed throughput, firm storage capacity reservation, additive and blending services and asphalt processing and blending services, together with forecasted reimbursements for additive costs, is approximately $7.0 million per month, referred to as the “minimum terminalling fee.” For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under our terminalling, transportation and storage services agreement would account for approximately 93% of the revenues we forecast to be generated by our terminalling, transportation and storage assets for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions

The fees we will charge Western will be increased annually by a percentage equal to the change in the PPI. In no event will the annual rate adjustments result in a reduction of the applicable fees. Western will reimburse us for any cleaning, degassing or other preparation of storage tanks requested by Western.

Payments; Shortfall Payments. We will invoice Western for fees owed to us on a monthly basis. If the actual invoice amount for throughput, storage and air-blowing and blending services is less than the minimum terminalling fee due for such month, we will invoice that amount to Western as a “shortfall.” The amount of any shortfall payment paid by Western will be credited against any amounts owed by Western for the transportation, terminalling or processing of volumes in excess of those underlying the minimum terminalling fee during any of the succeeding twelve months. Following such twelve-month period, any remaining portion of that shortfall credit will expire.

Third-Party Credits. While Western has agreed to reserve, on a firm storage basis, all of the storage capacity at each of our terminals, we will be permitted to utilize any shell storage capacity not then being utilized by Western to provide comingled storage to third-party customers. In any month where we provide third-party services, however, Western will be entitled, for each applicable terminal, to reduce the storage fees it would otherwise owe for such month by the aggregate amount of terminalling and storage fees received by us from third parties with respect to such terminal in that month (referred to as a “third-party credit”). In no event, however, will the aggregate storage fees payable to us by Western in any month be reduced below zero.

Loss Allowances. Under the agreement, we will bear the risk of loss of any refined product volume (excluding asphalt) over 0.20%, and will be obligated to make payments to Western for such amount based on market prices.

Reimbursement. Western will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes, personalty and other property taxes and similar taxes) and regulatory and third-party fees that we incur on Western’s behalf for the services we provide to Western under the agreement. In addition, Western will reimburse us for the actual cost of any capital expenditures we make at Western’s request. Furthermore, if new laws or regulations that affect the services that we provide to Western under this agreement are enacted or promulgated that require us to make substantial capital expenditures, the agreement will provide us with the right to impose a monthly surcharge to cover Western’s share of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. Western’s share of the cost will be calculated based on the volumes of product we handle for Western compared to the total volumes of product we handle. We and Western will negotiate in good faith to agree on the amount of such reimbursement.

Refinery Shutdowns. Western is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Western decides to permanently or indefinitely suspend, in full or in part, refining operations at any of its refineries for a period that will continue for at least 12 consecutive months, then Western may terminate or proportionately reduce, as applicable, its rights and obligations relating to the affected terminals or other facilities under the agreement at the end of such 12-month period upon prior written notice to us, unless Western has publicly announced its intent to resume operations at the applicable refinery more than two months prior to the expiration of such 12-month period. During the 12-month period, Western will continue to owe shortfall payments as described above. During the 12-month period, we may provide terminalling and/or storage services to third parties pursuant to one or more third-party agreements without the consent of Western, and Western’s minimum commitments will be reduced to the extent of such third-party usage; provided that Western will still have access on a priority basis, and, further provided that such third-party agreements and related services shall terminate following the restoration of refinery operations.

Force Majeure. If a force majeure event occurs, we must provide Western with written notice of the force majeure event, identify the approximate length of time we believe the force majeure event will continue, and identify the affected terminals or facilities. If we believe the force majeure event will continue for 12 consecutive months or more, we and Western will each have the right to terminate the agreement upon 12 months’ notice with respect to the affected terminal or facility; provided, however, that the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased and the affected assets have been restored to working order prior to the expiration of the 12-month notice period. If services relating to any terminal or facility are reduced or terminated because of a force majeure event, Western will be entitled to receive a proportionate reduction in its minimum commitments related to such terminal or facility, as applicable.

Capacity Expansion. If we propose any expansion or enhancement of throughput capacity at any of the terminals or the construction of new or the expansion of existing storage capacity at any of the terminals, then we will be required to give prior written notice to Western. Western will have a right of first refusal to reserve some portion or all of the additional throughput capacity or storage capacity on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party.

Indemnification. We will indemnify Western for any losses or liabilities (including damage to property and injury to or death of any person) Western incurs that are caused by or result from our acts or omissions, including negligence, in connection with our ownership and operation of our terminals and the services we provide under the agreement and for breaches of the agreement. Western will indemnify us for any losses or liabilities (including damage to property and injury to or death of any person) we incur that are caused by or result from Western’s acts or omissions, including negligence, in connection with Western’s use of our services and for breaches of the agreement. Neither party will be obligated to indemnify the other party for the other party’s breach of the agreement, gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement.

Term; Termination. This agreement will have an initial term of 10 years and may be renewed for two five-year periods upon mutual agreement of us and Western. This agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 20 business days following written notice or upon the bankruptcy or insolvency of such other party. Upon the expiration of the agreement or its earlier termination for reasons other than Western’s default or the suspension of a refinery’s operations for more than 12 months, Western will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are, in the aggregate, substantially similar to fair market value terms as would be agreed by similarly-situated parties negotiating at arm’s length.

Assignment. This agreement may be assigned by us or Western only with the other party’s prior written consent, except that we or Western may assign this agreement, in whole or in part, without the other party’s prior written consent in connection with our sale of one or more of our terminals or facilities or Western’s sale of a refinery associated with one of our terminals or other facilities, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement with respect to the terminal(s) and rights assigned and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. Western may also assign this agreement between its wholly owned subsidiaries without obtaining our consent. We may collaterally assign this agreement solely to secure working capital financing. In addition, we may not assign all or part of the agreement to one of Western’s competitors. If either we or Western assign rights and obligations under the agreement relating to a specific terminal, then Western’s minimum volume commitments will be reduced by the amount of the stipulated volumes for each shipping method for that terminal, and both our and Western’s obligations will continue with respect to the remaining terminals and Western’s adjusted minimum volume commitments. In such a case, the rights and obligations relating to any applicable terminal, and its stipulated volumes, would be novated into an agreement with the assignee, and that assignee would then become responsible for performance of the obligations relating to that terminal.

Other Agreements with Western

In addition to the commercial agreements described above, we will also enter into the following agreements with Western:

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Western, under which Western will grant us a right of first offer to acquire certain of its retained assets. Western will also be required, under certain circumstances, to offer us the opportunity to purchase such assets, as well as certain other assets in the Permian Basin or the Four Corners area that Western may acquire or construct after this offering. The omnibus agreement will also address our reimbursement to Western for the provision of various administrative services in support of our assets and Western’s indemnification of us for certain matters, including environmental, title, tax and accounting matters. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Risk Factors—Risks Inherent in an Investment in Us—Western will own a     % limited partner interest and, indirectly, all of the incentive distribution rights in us and will control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Western, have conflicts of interest with us and limited duties to us and may favor their own interests to your detriment.”

Services Agreement

Upon the closing of this offering, we will enter into a services agreement with Western under which we will reimburse Western for the provision of certain operational services to us in support of our assets, including routine and non-routine maintenance and repair services, emergency response services, routine operational activities, routine administrative services, construction and related services and such other services as we and Western may mutually agree upon from time to time. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services Agreement.”

Western’s Operations

Overview

Although we do not own or operate any refining assets, our crude oil gathering and pipeline assets and our refined products and crude oil terminalling, transportation, and storage assets are located within Western’s refining and marketing operations. Western is principally a petroleum refiner and marketer. Western’s refining and marketing operations include the manufacturing and marketing of a full range of petroleum products, including transportation fuels such as gasoline, diesel fuel, jet fuel and other refined products from crude oil (including asphalt), other feedstock and blending components. Western owns and operates the El Paso and Gallup Refineries. Our pipeline and gathering assets transport crude oil to Western’s refineries, and certain of our terminals and other assets store crude oil and distribute refined products received from Western’s refineries.

The following table sets forth the crude oil refining capacity in barrels per day of Western’s refineries and, for the year ended December 31, 2012, the percentages of crude oil and other feedstock and refined products transported or terminalled for Western using our assets:

Western Refinery	Refining capacity (bpd)	Commodities serviced by our assets
El Paso	128,000	Crude Oil/Feedstock and Refined Products
Gallup	25,000	Crude Oil/Feedstock and Refined Products

Total (All Refineries)	153,000

El Paso Refinery

Western’s El Paso Refinery is well situated to serve two separate geographic areas, allowing a diversified pricing exposure. Phoenix typically reflects a West Coast market pricing structure, while El Paso, Albuquerque, Tucson, and Juarez, Mexico typically reflect a Gulf Coast market pricing structure.

The primary inputs for this refinery are crude oil and isobutane. This refinery has historically processed a high percentage of West Texas Intermediate (“WTI”), crude oil to optimize the yields of higher value refined products that, for the year ended December 31, 2012, accounted for over 90% of Western’s production output for this refinery. Western has the flexibility to process up to 23% West Texas Sour (“WTS”), crude oil that is typically less expensive than WTI crude oil.

The El Paso Refinery receives crude oil from a pipeline owned and operated by Kinder Morgan under a 30-year crude oil transportation agreement that expires in 2034. The system handles both WTI and WTS crude oil with its mainline into El Paso used solely for the supply of crude oil to Western on a published tariff. Through this crude oil pipeline, Western has access to the majority of the long-lived, producing fields in the Permian Basin, including through our Delaware Basin system. Western generally purchases crude oil under contracts with various crude oil providers at market-based pricing. Many of these arrangements are subject to cancellation by either party or have terms of one year or less. In addition, these arrangements are subject to periodic renegotiation that could result in Western paying higher or lower relative prices for crude oil. Western also has access to refined products from the Gulf Coast through a pipeline that runs from the Gulf Coast to El Paso.

Western supplies refined products to the El Paso area via our El Paso refined products terminal, and to other areas including Phoenix and Tucson, Arizona, Albuquerque, New Mexico, and Juarez, Mexico through third-party pipeline systems linked to its El Paso Refinery. Western distributes refined products to Phoenix and Tucson through the Kinder Morgan East Line pipeline and to Albuquerque, New Mexico and Juarez, Mexico through pipelines owned by Magellan. Western also sells refined products by truck and rail at our El Paso tank farm. A separate pipeline owned by Kinder Morgan is capable of delivering diesel fuel to the Union Pacific railway in El Paso.

Both Kinder Morgan’s East Line pipeline and the Magellan common carrier pipeline to Albuquerque, New Mexico are interstate pipelines regulated by the FERC. The tariff provisions for these pipelines include prorating policies that grant historical shippers line space that is consistent with their prior activities as well as a prorated portion of any expansions.

Gallup Refinery

Western markets refined products from the Gallup Refinery primarily in Arizona, Colorado, New Mexico, and Utah. Western’s Gallup Refinery produces a large percentage of high value products. Each barrel of raw materials processed by Western’s Gallup Refinery yielded in excess of 90% of high value refined products, including gasoline and diesel fuel, during the past three years.

The primary feedstock for Western’s Gallup Refinery is Four Corners area crude oil that is sourced primarily from northwestern New Mexico and Utah. Western receives crude through our Four Corners system and by rail through our Gallup tank farm.

Western supplements the crude oil used at its Gallup Refinery with other feedstock. These other feedstock currently include locally produced NGLs and condensate as well as other feedstock produced outside of the Four Corners area. Western’s Gallup Refinery is capable of processing approximately 6,000 bpd of NGLs. An adequate supply of NGLs is available for delivery to Western’s Gallup Refinery primarily through our Wingate 4-inch NGL pipeline connecting the refinery to a third-party NGL processing plant.

Western purchases crude oil from a number of sources, including major oil companies and independent producers, under arrangements that contain market responsive pricing provisions. Many of these arrangements are subject to cancellation by either party or have terms of one year or less. In addition, these arrangements are subject to periodic renegotiation that could result in Western paying higher or lower relative prices for crude oil.

Western distributes all gasoline and diesel fuel produced at its Gallup Refinery through our Gallup refined products terminal and supplies these refined products to Arizona, Colorado, New Mexico, and Utah, primarily via a fleet of refined product trucks operated by its wholesale group and common carriers.

Other

In addition to its refining operations, Western also engages in related wholesale and retail activities. Western’s wholesale group includes several lubricant and bulk petroleum distribution plants, unmanned fleet fueling operations, and a fleet of crude oil and refined product trucks and lubricant delivery trucks. The wholesale group distributes wholesale petroleum products primarily in Arizona, California, Colorado, Georgia, Nevada, New Mexico, Texas, Maryland, and Virginia. The wholesale group purchases petroleum fuels and lubricants primarily from its refining group and from third-party suppliers.

Western’s retail group operates retail convenience stores located in Arizona, Colorado, New Mexico and Texas that sell various grades of gasoline, diesel fuel, general merchandise, and beverage and food products to the general public. Western supplies the majority of its retail gasoline and diesel fuel inventories through its wholesale group, and purchases general merchandise as well as beverage and food products from various suppliers. Western’s retail convenience stores operate under various brands, including Giant, Western, Western Express, Howdy’s, Mustang, and Sundial. Gasoline brands sold through these stores include Western, Giant, Mustang, Phillips 66, Conoco, Shell, Chevron, and Texaco.

Competition

As a result of our contractual relationship with Western under our commercial agreements and our direct connections to Western’s refineries, we believe that we will not face significant competition from other pipelines, terminals, and storage facilities for Western’s crude oil or refined petroleum products transportation requirements to and from the refineries we support with respect to the services provided by our initial assets. Please read “—Our Commercial Agreements with Western.”

If Western’s customers reduced their purchases of refined petroleum products from Western due to the increased availability of less expensive products from other suppliers or for other reasons, Western may only ship the minimum committed volumes through our pipelines (or pay the shortfall payment if it does not ship the minimum committed volumes), which could cause a decrease in our revenue. Western competes with integrated petroleum companies that have their own crude oil supplies and distribution and marketing systems, as well as with independent refiners, many of which also have their own distribution and marketing systems. Western also competes with other suppliers that purchase refined petroleum products for resale. Competition in any particular geographic area is affected significantly by the volume of products supplied to that area and by the availability of products and the cost of transportation to that area from distant refineries.

Safety and Maintenance Regulation

We perform preventive and normal maintenance on all of our assets, and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable laws and regulations.

Our terminal facilities have response plans, spill prevention, control and countermeasure plans, and other programs to respond to emergencies. Our refined products truck loading racks are protected with fire systems, actuated either by sensors or an emergency switch. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

Insurance

Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We will be insured under the property, liability and business interruption policies of Western, subject to the deductibles and limits under those policies. In addition, such insurance policies do not cover every potential risk associated with our operating pipelines, terminals, and other facilities, and we cannot ensure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices. As we continue to grow, we and Western will continue to evaluate our policy limits and deductibles as they relate to the overall cost and scope of our insurance program.

Pipeline and Terminal Control Operations

Our pipeline systems are operated from a central control station located in Bloomfield, New Mexico. This control center utilizes supervisory control and data acquisition systems equipped with computer systems designed to continuously receive, process and retransmit operational data. Monitored data includes pressures, temperatures, gravities, flow rates and alarm conditions. A technologically advanced, real-time transient leak detection system on all of our 16-inch pipelines monitors throughput and alarms if pre-established operating parameters are exceeded. The control centers operate remote pumps, motors, and valves associated with the receipt and delivery of crude oil and products, and provide for the remote-controlled shutdown of pump stations on the pipeline system. Fully functional back-up controls are also maintained and routinely operated throughout the year to ensure safe and reliable operations.

Our refined products terminals are automated and generally unmanned outside of normal business hours, during the weekends, and most holidays. Our customers’ truck drivers are provided with security badges to access and use the truck loading racks. In addition, individual trucks are required to be registered in our system to ensure that required regulatory inspections are maintained by either our customers or their common carriers.

Rate and Other Regulation

Our common carrier pipeline systems are subject to regulation by various federal, state, and local agencies. The FERC regulates interstate transportation on our common carrier pipeline systems under the ICA, the EPAct 1992 and the rules and regulations promulgated under those laws. The FERC regulations require that rates for interstate service pipelines that transport crude oil and refined petroleum products (collectively referred to as “petroleum pipelines”) and certain other liquids, be just and reasonable and must not be unduly discriminatory or confer any undue preference upon any shipper. The ICA also requires interstate common carrier petroleum pipelines to file with the FERC and publicly post tariffs stating their interstate transportation rates and terms and conditions of service and apply them uniformly to all shippers. Under the ICA, the FERC or interested persons may challenge existing or changed rates or services. The FERC is authorized to investigate such charges and may suspend the effectiveness of a new rate for up to seven months though rates are not typically suspended for the maximum allowable period. If the FERC determines that a protested rate is unjust and unreasonable, the FERC will order refunds of amounts charged in excess of the just and reasonable rate. The FERC may also order a pipeline to change its rates, and may require a common carrier to pay shippers reparations for damages sustained for a period up to two years prior to the filing of a complaint.

The EPAct 1992 deemed certain interstate petroleum pipeline rates then in effect to be just and reasonable under the ICA. These rates are commonly referred to as “grandfathered rates.” Our rates in effect at the time of the passage of the EPAct 1992 for interstate transportation service were deemed just and reasonable and therefore are grandfathered. New rates have since been established after the EPAct 1992 for certain pipeline systems. The FERC may change grandfathered rates upon complaint only after it is shown that:

•	a substantial change has occurred since enactment in either the economic circumstances or the nature of the services that were a basis for the rate;

•	the complainant was contractually barred from challenging the rate prior to enactment of the EPAct 1992 and filed the complaint within 30 days of the expiration of the contractual bar; or

•	a provision of the tariff is unduly discriminatory or preferential.

The EPAct 1992 required the FERC to establish a simplified and generally applicable methodology to adjust tariff rates for inflation for interstate petroleum pipelines. As a result, the FERC issued Order No. 561 adopting an indexing rate methodology that, as currently in effect, allows common carriers to change their rates within prescribed ceiling levels that are tied to changes in the PPI. The FERC’s indexing methodology is subject to review every five years. During the five-year period commencing July 1, 2011 and ending June 30, 2016, common carriers charging indexed rates are permitted to adjust their indexed ceilings annually by PPI plus

2.65%. The indexing methodology is applicable to existing rates, including grandfathered rates, with the exclusion of market-based rates. A pipeline is not required to raise its rates up to the index ceiling, but it is permitted to do so and rate increases made under the index are presumed to be just and reasonable unless a protesting party can demonstrate that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline’s increase in costs. Under the indexing rate methodology, in any year that the index is negative, pipelines must file to lower their rates if those rates would otherwise be above the rate ceiling.

While common carriers often use the indexing methodology to change their rates, common carriers may elect to support proposed rates by using other methodologies such as cost-of-service ratemaking, market-based rates, and settlement rates. A pipeline can follow a cost-of-service approach when seeking to increase its rates above the rate ceiling (or when seeking to avoid lowering rates to the reduced rate ceiling), provided that the pipeline can establish that there is a substantial divergence between the actual cost experienced by the pipeline and the rate resulting from application of the rate ceiling. A common carrier can charge market-based rates if it establishes that it lacks significant market power in the affected markets. In addition, a common carrier can establish rates under settlement if agreed upon by all current shippers. In 2005, the FERC issued a policy statement stating that it would permit common carriers, among others, to include an income tax allowance in cost-of-service rates to reflect actual or potential tax liability attributable to a regulated entity’s operating income, regardless of the form of ownership. Under the FERC’s policy, a tax pass-through entity seeking such an income tax allowance must establish that its partners or members have an actual or potential income tax liability on the regulated entity’s income. Whether a pipeline’s owners have such actual or potential income tax liability is subject to review by the FERC on a case-by-case basis. Although this policy is generally favorable for common carriers that are organized as pass-through entities, it still entails rate risk due to the FERC’s case-by-case review approach. The application of this policy, as well as any decision by the FERC regarding our cost of service, may also be subject to review in the courts.

The FERC has granted us a temporary waiver of the filing and reporting requirements of sections 6 and 20 of the ICA for the Main 12-inch pipeline, West 10-inch pipeline, and East 10-inch pipeline. These pipelines are still subject to the FERC’s jurisdiction under the ICA and we are still subject to the other requirements of the ICA. If the facts upon which the waiver was granted change materially (for example, if an unaffiliated third party seeks access to our pipelines), we are required to inform the FERC, which may result in revocation of the waiver.

Intrastate services provided by certain of our pipeline systems are subject to regulation by state regulatory authorities, such as the Texas Railroad Commission and the New Mexico Public Regulation Commission. The applicable Texas statutes require that pipeline rates provide no more than a fair return on the aggregate value of the pipeline property used to render services and that the pipeline rates be non-discriminating. The applicable New Mexico state statutes require that pipeline rates be reasonable. These state commissions use a complaint-based system of regulation, both as to matters involving rates and priority of access. State regulatory commissions could limit our ability to increase our rates or to set rates based on our costs or order us to reduce our rates and require the payment of refunds to shippers.

The FERC and state regulatory commissions generally have not investigated rates, unless the rates are the subject of a protest or a complaint. Western has agreed not to contest our tariff rates for the term of our new pipeline and gathering services agreements. However, the FERC or a state commission could investigate our rates on its own initiative or at the urging of a third party.

If our rate levels were investigated by the FERC or a state commission, the inquiry could result in a comparison of our rates to those charged by others or to an investigation of our costs, including:

•	the overall cost of service, including operating costs and overhead;

•	the allocation of overhead and other administrative and general expenses to the regulated entity;

•	the appropriate capital structure to be utilized in calculating rates;

•	the appropriate rate of return on equity and costs of debt;

•	the rate base, including the proper starting rate base;

•	the throughput underlying the rate; and

•	the proper allowance for federal and state income taxes.

Pipeline Safety

Like other companies which own and operate terminals, storage tanks, pipelines and other logistic assets, our assets and operations are subject to extensive and periodically changing federal and state environmental regulations. The transportation and storage of crude oil and refined products involve a risk that hazardous liquids or vapors may be released into the environment, potentially causing harm to the public or environment. Such an incident may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resource damages and significant business interruption. We are subject to regulation by the DOT through safety standards and regulations promulgated by the PHMSA as well as regulations and rules enacted by the various federal and state environmental agencies. These regulations include, but are not limited to, regulations regarding pipeline design, construction, operation, maintenance, integrity, testing, spill prevention and spill response plans. Many of these regulations are becoming increasingly stringent and the cost of compliance can be expected to increase over time. In connection with this offering, we will enter into a services agreement with Western under which we will reimburse Western for the provision of certain operational services to us in support of our pipelines, terminalling and storage facilities, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services, construction and related services. We expect Western will operate and maintain our assets and manage and train the employees in such a way as to mitigate the likelihood and consequence of any such incident and to remain in compliance with these various regulations.

Refined Product Quality Standards

Refined petroleum products that we transport are generally sold by our customers for consumption by the public. Various federal, state, and local agencies have the authority to prescribe product quality specifications for products. Changes in product quality specifications or blending requirements could reduce our throughput volumes, require us to incur additional handling costs or require capital expenditures. For example, different product specifications for different markets affect the fungibility of the products in our system and could require the development of additional storage. If we are unable to recover these costs through increased revenue, our cash flows and ability to pay cash distributions could be adversely affected. In addition, changes in the product quality of the products we receive on our product pipeline systems could reduce or eliminate our ability to blend products.

Security

We are also subject to Department of Homeland Security Chemical Facility Anti-Terrorism Standards, which are designed to regulate the security of high-risk chemical facilities and to the Transportation Security Administration’s Pipeline Security Guidelines. We have an internal program of inspection designed to monitor and enforce compliance with all of these requirements. We believe that we are in material compliance with all applicable laws and regulations regarding the security of our facilities.

While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standard are being considered in the U.S. Congress and by U.S. Executive Branch departments and agencies, including the Department of Homeland Security, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material effect on our operations and those of our customers.

Environmental Regulation

General

Our operations are subject to extensive and frequently changing federal, state, and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to develop, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to changes, or to changes in the interpretation of such laws and regulations, by regulatory authorities, and continued and future compliance with such laws and regulations may require us to incur significant expenditures. Additionally, violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the development of additional facilities or equipment. Additionally, a release of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims by third parties for personal injury or property damage, or by the U.S. federal government or state governments for natural resources damages. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations, and liquidity. We cannot currently determine the amounts of such future impacts. For a description of indemnification obligations under our omnibus agreement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Air Emissions and Climate Change

Our operations are subject to the Clean Air Act and its regulations and comparable state and local statutes and regulations in connection with air emissions from our operations. Under these laws, permits may be required before construction can commence on a new source of potentially significant air emissions, and operating permits may be required for sources that are already constructed. These permits may require controls on our air emission sources, and we may become subject to more stringent regulations requiring the installation of additional emission control technologies.

Future expenditures may be required to comply with the Clean Air Act and other federal, state, and local requirements for our various sites, including our pipeline and storage facilities. The impact of future legislative and regulatory developments, if enacted or adopted, could result in increased compliance costs and additional operating restrictions on our business, all of which could have an adverse impact on our financial position, results of operations, and liquidity.

These air emissions requirements also affect Western’s refineries from which we will receive substantially all of our revenue. Western has been required in the past, and may be required in the future, to incur significant capital expenditures to comply with new legislative and regulatory requirements relating to its operations. To the extent these capital expenditures have a material effect on Western, they could in turn have a material effect on our business and results of operations.

Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuels Standards. These standards require the total volume of renewable transportation fuels (including ethanol and advanced biofuels) sold or introduced annually in the U.S. to rise to 36 billion gallons by 2022. The requirements could reduce future demand for petroleum products and thereby have an indirect effect on certain aspects of our business.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane, and other gases) are in various phases of discussion or implementation. These include requirements effective in January 2010 to report emissions of greenhouse gases to the EPA beginning in 2011, and proposed federal legislation and regulation as well as state actions to develop statewide or regional programs, each of which require or could require reductions in our greenhouse gas emissions or those of Western. Requiring reductions in greenhouse gas emissions could result in increased costs to (1) operate and maintain our facilities, (2) install new emission controls at our facilities and (3) administer and manage any greenhouse gas emissions programs, including acquiring emission credits or allotments. These requirements may also significantly affect Western’s domestic refinery operations and may have an indirect effect on our business, financial condition, and results of operations.

In addition, the EPA has proposed and may adopt further regulations under the Clean Air Act addressing greenhouse gases that some of our facilities may become subject to. Congress continues to consider legislation on greenhouse gas emissions, which may include a delay in the implementation of greenhouse gas regulations by EPA or a limitation on EPA’s authority to regulate greenhouse gases, although the ultimate adoption and form of any federal legislation cannot presently be predicted. The impact of future regulatory and legislative developments, if adopted or enacted, including any cap-and-trade program, is likely to result in increased compliance costs, increased utility costs, additional operating restrictions on our business, and an increase in the cost of products generally. Although such costs may impact our business directly or indirectly by impacting Western’s facilities or operations, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the present uncertainty regarding the additional measures and how they will be implemented.

In 2010, the State of New Mexico adopted regulations allowing New Mexico to participate in a regional greenhouse cap-and-trade program through the Western Climate Initiative and a set of in-state cap regulations to take effect the earlier of January 2013 or six months after the regional cap-and-trade regulations are no longer in effect. New Mexico repealed its regional cap-and-trade regulations in March 2012 and its in-state cap regulations in May 2012. Both repeals were appealed and dismissed.

In 2010, the EPA and the National Highway Transportation Safety Administration (“NHTSA”) finalized new standards, raising the required Corporate Average Fuel Economy, or CAFE, standard of the nation’s passenger fleet by 40% to approximately 35 miles per gallon by 2016 and imposing the first-ever federal greenhouse gas emissions standards on cars and light trucks. In September 2011, the EPA and the DOT finalized first-time standards for fuel economy of medium and heavy duty trucks. In August 2012, the EPA and NHTSA announced final regulations that mandated further decreases in passenger vehicle GHG emissions and increases in fuel economy beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 miles per gallon by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed above, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at Western’s refineries, which could adversely impact our business, results of operations, and cash flows.

Waste Management and Related Liabilities

To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

CERCLA. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which is also known as Superfund, and comparable state laws impose liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the former and present owner or operator of the site where the release occurred and the transporters and generators of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we generate waste that falls within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites. Pursuant to our omnibus agreement, Western indemnifies us and will fund all of the costs of required remedial action for our known historical and legacy spills and releases and, subject to a deductible per claim of $100,000, for spills and releases, if any, existing but unknown at the time of closing of this offering to the extent such existing but unknown spills and releases are identified within five years after closing of this offering.

RCRA. We also generate solid wastes, including hazardous wastes, that are subject to the requirements of the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could increase our maintenance capital expenditures and operating expenses. We continue to seek methods to minimize the generation of hazardous wastes in our operations.

Hydrocarbon Wastes. We currently own and lease, and Western has in the past owned and leased, properties where hydrocarbons are being or for many years have been handled. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent further contamination.

Indemnity under the Omnibus Agreement. Under the omnibus agreement, Western will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering, and will be subject to a per claim deductible of $100,000 before we are entitled to indemnification for losses incurred. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. Any non-environmental liabilities for which Western will indemnify us will be subject to an aggregate deductible of $200,000 before we are entitled to indemnification for losses incurred and will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering. There is no limit on the amount for which Western will indemnify us under the omnibus agreement once we meet the deductible, if applicable. We will not be indemnified for any future spills or releases of hydrocarbons or hazardous materials at our facilities or for any other environmental liabilities resulting from our own operations. In addition, we have agreed to indemnify Western for events and conditions associated with the ownership or operation of our assets due to occurrences after the closing of this offering and for environmental liabilities related to our assets to the extent Western is not required to indemnify us for such liabilities. Liabilities for which we will indemnify Western pursuant to the omnibus agreement are not subject to a deductible before Western is entitled to indemnification. There is no limit on the amount for which we will indemnify Western under the omnibus agreement. As a result, we may incur such expenses in the future, which may be substantial. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Water

Our operations can result in the discharge of pollutants, including crude oil and products. Regulations under the Water Pollution Control Act of 1972 (“Clean Water Act”), the Oil Pollution Act and state laws impose regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. For example, the Clean Water Act requires us to maintain Spill Prevention Control and Countermeasure (“SPCC”) plans at many of our facilities. We maintain discharge permits as required under the National Pollutant Discharge Elimination System program of the Clean Water Act and have implemented systems to oversee our compliance efforts.

In addition, the transportation and storage of crude oil and products over and adjacent to water involves risk and subjects us to the provisions of the Oil Pollution Act and related state requirements. Among other requirements, the Oil Pollution Act requires the owner or operator of a tank vessel or a facility to maintain an emergency plan to respond to releases of oil or hazardous substances. Also, in case of any such release, the Oil Pollution Act requires the responsible company to pay resulting removal costs and damages. the Oil Pollution Act also provides for civil penalties and imposes criminal sanctions for violations of its provisions. We operate facilities at which releases of oil and hazardous substances could occur. We have implemented emergency oil response plans for all of our components and facilities covered by the Oil Pollution Act and we have established SPCC plans for facilities subject to Clean Water Act SPCC requirements.

Construction or maintenance of our pipelines, terminals, and storage facilities may impact wetlands, which are also regulated under the Clean Water Act by the EPA and the United States Army Corps of Engineers. Regulatory requirements governing wetlands (including associated mitigation projects) may result in the delay of our pipeline projects while we obtain necessary permits and may increase the cost of new projects and maintenance activities.

Employee Safety

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for endangered species, we believe that we are in substantial compliance with the Endangered Species Act. As a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the U.S. Fish and Wildlife Service is required to consider listing more than 250 species as endangered or threatened before completion of the agency’s 2017 fiscal year. The designation of previously unprotected species as threatened or endangered in areas where we conduct operations or the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

The DOT regulations affecting pipeline safety for certain of our pipelines require pipeline operators to implement measures designed to reduce the environmental impact of crude oil and product discharge from onshore crude oil and product pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in compliance with these regulations. The DOT also has a pipeline integrity management rule, with which we are in substantial compliance.

Title to Properties and Permits

Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. Western has obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. Western has also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.

We believe that we have obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets and related property rights necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, we believe that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

We believe that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. Under our omnibus agreement, Western will indemnify us for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business. Record title to the land underlying some of our assets will continue to be held by affiliates of Western and will be leased to us pursuant to ground leases. Additionally, record title to some of our assets may continue to be held by affiliates of Western until we have made the appropriate filings in the jurisdictions that such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances that the underlying properties were subject to at the time of acquisition by the Predecessor or us, we believe that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

Employees

We are managed and operated by the board of directors and executive officers of Western Refining Logistics GP, LLC, our general partner. Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately [—] employees performing services for our operations. We believe that our general partner and its affiliates have a satisfactory relationship with those employees.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial condition or results of operations. In addition, under our omnibus agreement, Western will indemnify us for liabilities relating to litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

MANAGEMENT

Management of Western Refining Logistics, LP

We are managed by the directors and executive officers of our general partner, Western Refining Logistics GP, LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Western indirectly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or, directly or indirectly, to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Following the closing of this offering, we expect that our general partner will have at least four directors. Western will appoint all members to the board of directors of our general partner. In accordance with the NYSE’s phase-in rules, we will have at least one independent director on the date that our common units are first listed on the NYSE and three independent directors within one year of that date.

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner, but we sometimes refer to these individuals in this prospectus as our employees because they provide services to us directly.

Director Independence

Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on the NYSE, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

At least three independent members of the board of directors of our general partner will serve as the initial members of our audit committee. Our general partner initially may rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. Our conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. Any matters approved by our conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Directors and Executive Officers of Western Refining Logistics GP, LLC

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are elected by the sole member of our general partner and are appointed for a one-year term and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, retirement, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. There are no family relationships among any of our directors or executive officers. Some of our directors and all of our executive officers will also serve as executive officers of Western.

Name	Age (as of July 24, 2013)	Position with Western Refining Logistics GP, LLC
Jeff A. Stevens	49	Chief Executive Officer, President, and Director
Paul L. Foster	55	Director
Scott D. Weaver	55	Director
Mark J. Smith	54	Executive Vice President
Gary R. Dalke	61	Chief Financial Officer
William R. Jewell	58	Chief Accounting Officer
Lowry Barfield	55	Senior Vice President, Legal - General Counsel and Secretary
Jeffrey S. Beyersdorfer	51	Senior Vice President, Treasurer, Director of Investor Relations, and Assistant Secretary
Matthew L. Yoder	43	Senior Vice President - Operations

Jeff A. Stevens has served as the Chief Executive Officer and President of our general partner and as a director of our general partner since July 2013. Mr. Stevens has also served as a director of Western since September 2005, as Western’s President since February 2009 and as its Chief Executive Officer since January 2010. Previously, Mr. Stevens served as Chief Operating Officer of Western since April 2008, as Executive Vice President since September 2005 and as Executive Vice President of one Western’s affiliates since 2000. In the past five years, Mr. Stevens has not served as a director of a publicly traded company other than Western or as a director of a registered investment company.

Paul L. Foster has served as a director of our general partner since July 2013. Mr. Foster has also served as Chairman of Western’s board of directors since September 2005. Mr. Foster served as the Western’s Chief Executive Officer from September 2005 until January 2010, when he was appointed Executive Chairman of Western. Mr. Foster also served as President of Western from September 2005 to February 2009. Previously, Mr. Foster was the President and Chief Executive Officer of one of Western’s affiliates. In the past five years, Mr. Foster has not served as a director of a publicly traded company other than Western or as a director of a registered investment company.

Scott D. Weaver has served as a director of our general partner since July 2013. Mr. Weaver has also served as a director of Western since September 2005. Mr. Weaver has served as one of Western’s executive officers since September 2005, and is currently Vice President, Assistant Treasurer and Assistant Secretary of Western. From 2000 to August 2005, he served as Chief Financial Officer, Treasurer and Secretary of one of Western’s affiliates. Mr. Weaver also served as Western’s Chief Administrative Officer from September 2005 to December 2007 and as interim Treasurer for Western from September 2009 to January 2010. Mr. Weaver also serves as a member of the board of directors of Encore Wire Corporation, a publicly traded copper wire manufacturing company. Except as listed above, Mr. Weaver has not served as a director of a public company or a registered investment company in the past five years.

Mark J. Smith has served as Executive Vice President of our general partner since July 2013. Mr. Smith has also served as Western’s President—Refining and Marketing since February 2009. Previously, Mr. Smith served as Western’s Executive Vice President—Refining since August 2006.

Gary R. Dalke has served as our general partner’s Chief Financial Officer since July 2013. Mr. Dalke has also served as Western’s Chief Financial Officer since August 2005. Previously, from 2003 until August 2005, Mr. Dalke served as the Chief Accounting Officer of one of Western’s affiliates. From September 2005 to June 2007, Mr. Dalke also served as Treasurer of Western.

William R. Jewell has served as our general partner’s Chief Accounting Officer since July 2013. Mr. Jewell has also served as Western’s Chief Accounting Officer since July 2007.

Lowry Barfield has served as the Senior Vice President, Legal—General Counsel and Secretary of our general partner since July 2013. Mr. Barfield has also served as Western’s Senior Vice President—Legal, General Counsel and Secretary since 2007.

Jeffrey S. Beyersdorfer has served as the Senior Vice President, Treasurer, Director of Investor Relations, and Assistant Secretary of our general partner since July 2013. Mr. Beyersdorfer has also served as Western’s Senior Vice President—Treasurer, Director of Investor Relations and Assistant Secretary since January 2010. From 2008 to 2009, Mr. Beyersdorfer served as Corporate Treasurer of FMC Technologies, Inc., where he was responsible for treasury operations, balance sheet management, foreign exchange and risk management.

Matthew L. Yoder has served as Senior Vice President—Operations of our general partner since July 2013. Mr. Yoder has also served as Western’s Senior Vice President—Retail and Administration since December 2007.

Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal by the board of directors. Officers serve at the discretion of the board of directors.

Compensation of Our Directors and Executive Officers

Executive Compensation

We and our general partner were formed in July 2013 and, as such, have not accrued any obligations with respect to compensation for officers for the 2012 fiscal year or for any prior period. In addition, we do not directly employ any of the persons responsible for managing or operating our business. Instead, we are managed by our general partner, the executive officers of which are employees of Western. Prior to the completion of this offering, we and our general partner will enter into an omnibus agreement with Western pursuant to which, among other matters:

•	Western will make available to our general partner the services of the Western employees who will serve as the executive officers of our general partner; and

•	Our general partner will be obligated to reimburse Western for the portion of the costs allocated to us that Western incurs providing compensation and benefits to such Western employees.

Pursuant to the applicable provisions of our partnership agreement, we will reimburse our general partner for the costs it reimburses to Western for the compensation and benefits of the Western employees, including executive officers, who provide services to operate our business.

We expect that each of our executive officers will continue to perform services for our general partner, as well as Western and its affiliates, after the completion of this offering. Our executive officers will continue to participate in Western’s compensation programs and, except with respect to any awards that may be granted under the new long-term incentive plan we expect to adopt prior to the completion of this offering (the “Long-Term Incentive Plan”), our executive officers will not receive separate amounts of compensation in relation to their services provided to us. The Long-Term Incentive Plan will be described in more detail below once the terms of such plan have been finalized.

Western provides compensation to its executives in the form of base salaries, annual performance bonuses, long-term performance unit awards and participation in various employee benefits plans and arrangements, including the Western match for the Western 401(k) plan and Western-paid life insurance premiums. In addition, all of our executive officers have entered into employment agreements with Western, pursuant to which they would receive severance payments and continued benefits from Western in the event of certain involuntary terminations of employment (with an enhanced level of severance payment, payout of performance awards, and accelerated vesting of equity awards if such termination occurs in connection with a change in control of Western). A full discussion of the compensation programs for Western’s executive officers, including policies and compensation philosophy, is set forth in Western’s proxy statement for its 2013 annual meeting of shareholders under the heading “Compensation Discussion and Analysis.” In the future, as Western and our general partner formulate and implement the compensation programs for our executive officers, Western and/or our general partner may provide different and/or additional compensation components, benefits and/or perquisites to our executive officers, to ensure that they are provided with a balanced, comprehensive and competitive compensation structure.

Except with respect to awards granted under our Long-Term Incentive Plan, compensation paid or awarded by us in 2013 will consist only of the portion of compensation paid by Western that is allocated to us and our general partner pursuant to Western’s allocation methodology and subject to the terms of the omnibus agreement. Although we will bear an allocated portion of Western’s costs of providing compensation and benefits to the Western employees who serve as the executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of Western.

Each executive officer will be fully indemnified by us for actions associated with being an executive officer to the fullest extent permitted under Delaware law pursuant to an indemnification agreement and our partnership agreement.

Director Compensation

We and our general partner were formed in July 2013 and, as such, have not accrued or paid any obligations with respect to compensation for directors for the 2012 fiscal year or for any prior period.

Officers or employees of Western or its affiliates who also serve as directors of our general partner will not receive additional compensation for such service. Directors of our general partner who are not also officers or employees of Western or its affiliates will receive cash compensation on a quarterly basis as a retainer and for attending meetings of the board of directors and committee meetings as follows:

•	A cash retainer (paid quarterly) of $ .

•

For the audit committee chair, an additional cash fee of $            , for the Conflicts Committee chair, an additional cash fee of $            , and, for each of the chairs of the Compensation and Governance Committees, an additional cash fee of $            .

•	Annual grants under our Long-Term Incentive Plan of .

In addition, each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending meetings. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law pursuant to a director indemnification agreement and our partnership agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding units;

•	each director and named executive officer of Western Refining Logistics GP, LLC; and

•	all directors and officers of Western Refining Logistics GP, LLC as a group.

The information set forth in the table assumes no exercise of the underwriter’s option to purchase additional common units. The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of             , 2013, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The following table does not include any common units that directors, director nominees and executive officers may purchase in this offering through the directed unit program described under “Underwriting.” The percentage of units beneficially owned is based on a total of              common units and              subordinated units outstanding immediately following this offering.

Name of Beneficial Owner (1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned		Percentage of Total Common and Subordinated Units to be Beneficially Owned
Western Refining, Inc.	—	—%			%		%
Paul L. Foster		%			%		%
Jeff A Stevens		%			%		%
Scott D. Weaver		%			%		%
Mark J. Smith		%			%		%
Gary R. Dalke		%			%		%
William R. Jewell		%			%		%
Lowry Barfield		%			%		%
Jeffrey S. Beyersdorfer		%			%		%
Matthew L. Yoder		%			%		%
All directors and executive officers as a group ( persons)	—	—%	—	—%		—%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 123 W. Mills Avenue, El Paso, Texas 79901.

The following table sets forth, as of                     , 2013, the number of shares of common stock of Western owned by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group:

Name of Beneficial Owner (1)	Shares of Common Stock Owned Directly or Indirectly	Total Shares of Common Stock Beneficially Owned	Percentage of Total Shares of Common Stock Beneficially Owned
Paul L. Foster	—	—		%
Jeff A Stevens	—	—		%
Scott D. Weaver	—	—		%
Mark J. Smith	—	—		%
Gary R. Dalke	—	—		%
William R. Jewell	—	—		%
Lowry Barfield	—	—		%
Jeffrey S. Beyersdorfer	—	—		%
Matthew L. Yoder	—	—		%
All directors and executive officers as a group ( persons)	—	—		%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 123 W. Mills Avenue, El Paso, Texas 79901.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Western will own             common units and             subordinated units representing an aggregate     % limited partner interest in us. In addition, our general partner will own a non-economic general partner interest and all the incentive distribution rights in us.

Distributions and Payments to Our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Western Refining Logistics, LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations.

Formation Stage

The consideration received by Western and its affiliates for the contribution of the assets and liabilities to us	•	common units;

•	subordinated units;

•	the incentive distribution rights;

•	a non-economic general partner interest in us; and

•	$ million cash distribution from the net proceeds of this offering, in part to reimburse them for certain capital expenditures.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions to our unitholders pro rata, including Western, as the holder of common units and subordinated units. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, Western will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, Western would receive an annual distribution of approximately $ million on its common and subordinated units.

Reimbursement of our general partner and its affiliates

Our general partner and its affiliates will be entitled to reimbursement for all expenses they incur on our behalf, including salaries and employee benefit costs for employees who provide services to us, and all other necessary or appropriate expenses allocable to us or reasonably incurred by our general partner and its affiliates in connection with operating our business. Except to the extent specified in the omnibus agreement or services agreement, our general partner will determine the expenses that are allocable to us in good faith.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its incentive distribution rights will either be sold for the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of General Partner.”

Liquidation Stage

Liquidation	If we are ever liquidated, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various documents and agreements that will affect the offering transactions, the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Western, certain of its subsidiaries, and our general partner. The omnibus agreement will address the following items:

•

our obligation to reimburse Western for the provision by Western of certain general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement), as well as certain other direct or allocated costs and expenses incurred by Western on our behalf;

•	our rights of first offer to acquire certain logistics assets from Western;

•

an indemnity by Western for certain environmental and other liabilities, and our obligation to indemnify Western for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Western is not required to indemnify us;

•	our and Western’s rights of access to certain of the other party’s facilities; and

•	the granting of a license from Western to us with respect to use of certain Western trademarks and our granting of a license to Western with respect to use of certain of our trademarks.

Any or all of the provisions of the omnibus agreement will be terminable by Western at its option if our general partner is removed without cause and units held by our general partner and its affiliates are not voted in favor of that removal. The omnibus agreement will also generally terminate in the event of a change of control of us or our general partner.

Reimbursement of Expenses

We will reimburse Western for the provision of various centralized general and administrative services to us. This reimbursement will be in addition to our reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties—Conflicts of Interest—We will reimburse our general partner and its affiliates for expenses.”

Right of First Offer

Under the omnibus agreement, until the earlier to occur of the 10th anniversary of the closing of this offering and the date that we are no longer controlled by Western, if Western decides to sell, transfer, or otherwise dispose of any of the interests listed below, Western will provide us with the opportunity to make the first offer on such assets:

•

TexNew Mex 16” Pipeline. At the closing of this offering, Western will contribute to us an approximately 43-mile segment of its TexNew Mex 16” Pipeline, and retain the remaining 299-mile segment that is currently not operating but are being evaluated for return to service. The retained segment extends from our crude oil station in Star Lake, New Mexico in the Four Corners area to near Maljamar, New Mexico in the Delaware Basin, and has hydraulic capacity to flow in a northerly or southerly direction. Western also anticipates the potential construction of crude oil gathering and storage tanks along this line should it be brought back into service. However, we currently do not expect Western to return this pipeline to service during the twelve months ending September 30, 2014.

•

Jal NGL Terminal. Western’s Jal NGL Terminal, located in Lea County, New Mexico, receives, stores, and ships various light hydrocarbon products or NGLs via truck, rail, and pipeline. Western uses approximately 25% of this terminal’s throughput capacity primarily to receive and store butanes in support of its El Paso Refinery. Primary storage at the Jal NGL Terminal consists of four large NGL storage caverns, with a combined storage capacity of approximately 562,000 barrels, that are connected to the Enterprise MAPL system connecting NGL hubs at Conway, Kansas and Mt. Belvieu, Texas. Brine ponds are available on site to support product movement in and out of the storage caverns. The terminal also includes 17 storage tanks with a combined shell storage capacity of approximately 15,000 barrels, and loading and unloading capacity of up to 6,000 bpd, utilizing either a three-bay truck rack or a rail loading facility located on the Texas-New Mexico Railroad that has 16 loading spots.

•

Crude Oil Trucking and Refined Products Trucking. Western operates a fleet of approximately 190 crude oil and refined product truck transports. Twenty-nine crude truck transports in the Four Corners area gather approximately 9,100 bpd of crude oil, and Western anticipates growing its newly-created Delaware Basin fleet to approximately 40 truck transports by the end of 2013. In addition, Western has a fleet of 156 refined product truck transports that operate in Texas, New Mexico, Arizona, Colorado, Utah, and California.

•	Wholesale Fuel/Jobber/Lube Facilities. Western’s wholesale operations market and distribute approximately 73,900 bpd of Western’s refinery production. Western’s lubricant marketing,

distribution and warehousing operations handle approximately one million gallons per month. Western’s wholesale operations distribute refined products and lubricants in Arizona, California, Colorado, Nevada, New Mexico, and Texas.

In addition, Western will grant us a right of first offer to acquire additional logistics assets in the Permian Basin or the Four Corners area that it may construct or acquire in the future.

The consummation and timing of any acquisition by us of the interests covered by our rights of first offer will depend upon, among other things, Western’s willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and our ability to obtain financing on acceptable terms. Please read “Risk Factors—Risks Related to Our Business—Our rights of first offer to acquire certain of Western’s existing assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.”

Indemnification

Under the omnibus agreement, Western will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering, and will be subject to a deductible of $100,000 per claim before we are entitled to indemnification. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which Western will indemnify us under the omnibus agreement once we meet the deductible, if applicable. Western will also indemnify us for failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition, and litigation matters, in each case that are identified prior to the fifth anniversary of the closing of this offering. These claims will be subject to an aggregate deductible of $200,000 before we are entitled to indemnification.

Western will also indemnify us for liabilities relating to:

•

the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted prior to the fifth anniversary of the closing of this offering;

•	events and conditions associated with any assets retained by Western;

•	litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering;

•

the failure to have any consent, license, permit or approval necessary for us to own or operate the contributed assets in substantially the same manner as owned or operated by Western prior to this offering; and

•

all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to Western’s contribution of those assets to us in connection with this offering.

We have agreed to indemnify Western for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Western is not required to indemnify us as described above. There is no limit on the amount for which we will indemnify Western under the omnibus agreement.

License of Name and Trademark

Western will grant us a non-transferable, nonexclusive, royalty free right and license to use Western’s trademarks and tradenames owned by Western, and we will grant Western a non-transferable, nonexclusive, royalty free right and license to use trademarks and tradenames owned by us. This license will terminate upon the termination of the omnibus agreement.

Services Agreement

In connection with this offering, we will enter into a services agreement with Western under which we will reimburse Western for the provision of certain operational services to us in support of our pipelines, terminalling and storage facilities, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services, construction and related services and such other services as we and Western may mutually agree upon from time to time. Western will prepare and submit for our approval a maintenance, operating and capital budget on an annual basis. Western will submit actual expenditures for reimbursement on a monthly basis and we will reimburse Western for any direct costs actually incurred by Western in providing these services.

The services agreement will have an initial term of five years and will continue in full force and effect thereafter unless terminated by either party at the end of the initial term or any time thereafter by giving not less than two years’ prior notice to the other party of such termination. Western may terminate the agreement if Western no longer controls our general partner. We may immediately terminate the agreement (1) if Western becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, a similar proceeding, or (2) upon a finding of Western’s gross negligence that has had a material adverse effect on any of our pipelines, terminals or storage assets or our business. Either party may terminate this agreement upon 60 days’ notice if the other party is in material default under the agreement and such party fails to cure the material default within 30 days.

Under the agreement, Western will indemnify us from any claims, losses or liabilities incurred by us, including third-party claims, arising from Western’s performance of the agreement to the extent caused by Western’s gross negligence or willful misconduct. We will indemnify Western from any claims, losses or liabilities incurred by Western, including any third-party claims, arising from Western’s performance of the agreement, except to the extent such claims, losses or liabilities are caused by Western’s gross negligence or willful misconduct.

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our contribution agreement, with Western, certain of Western’s subsidiaries and our general partner under which Western will contribute all of our initial assets to us.

Our Commercial Agreements with Western

Under our various commercial agreements with Western, we will provide various crude oil gathering, terminalling, and storage services to Western or certain of its subsidiaries, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products, and reserve certain firm storage capacity. Western’s obligations under these commercial agreements will not terminate if Western no longer controls our general partner. Our commercial agreements include provisions that permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include Western deciding to permanently or indefinitely suspend refining operations at one or both of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. These force majeure events include:

•	acts of God, fires, floods or storms;

•	compliance with orders of courts or any governmental authorities;

•	explosions, wars, terrorist acts or riots;

•	inability to obtain or unavoidable delays in obtaining material or equipment;

•	accidental disruption of service;

•

events or circumstances similar to those above that prevent a party’s ability to perform its obligations under the agreement, to the extent that such events or circumstances are beyond the party’s reasonable control and could not have been prevented by such party’s due diligence;

•	strikes, lockouts or other industrial disturbances; and

•	breakdown of refinery facilities, machinery, storage tanks or pipelines irrespective of the cause thereof.

Pipeline and Gathering Services Agreement

Fees and Services. We will enter into a pipeline and gathering services agreement with Western under which we will agree to transport crude oil on our Permian Basin system to Western’s El Paso Refinery and on our Four Corners system to Western’s Gallup Refinery. We will charge Western fees for the services described below.

•

Mainline Movement Fees—Under the agreement, Western will be obligated to transport, on an aggregate basis, an average of at least 62,590 bpd of crude oil, through the separately tariffed segments of our pipeline systems, at an average fee for the committed volume of $1.14 per barrel.[4] The aggregate fee for this committed throughput is approximately $2.2 million per month. For volumes shipped on any segment of our pipeline systems in excess of the committed volumes for such segment, we will charge Western the same per barrel transportation fee applicable to the committed volumes transported on such segment;

•

Gathering (Truck Offloading) Fees—We will charge Western a weighted average fee of approximately $0.51 for each barrel of crude oil we gather and unload for Western from trucks arriving at our crude oil stations, which varies by location. Western will agree to utilize gathering/unloading services resulting in a minimum monthly fee of approximately $0.5 million per month, referred to as the “minimum gathering and unloading fee.” For volumes gathered or unloaded in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes;

•

Pipeline Tank Storage Fees—We will charge Western fees to reserve storage capacity for Western’s use of our crude oil storage associated with our crude oil pipeline systems. Western will pay us a weighted average monthly fee of $0.51 per barrel to reserve, on a firm basis, approximately 566,000 barrels of such storage capacity, representing 100% of active pipeline tank storage capacity, resulting in a minimum monthly fee of approximately $0.3 million, referred to as the “minimum pipeline tank storage fee”; and

•

Pipeline Gathering and Injection into System Fees—We will charge Western an average fee for the committed volume of $0.05 for each barrel of crude oil we inject for Western into pipeline systems from adjacent tanks. Western will agree to utilize gathering and injection services resulting in a

[4]	Some barrels of crude oil in route to Western’s Gallup refinery are transported on more than one of our mainlines. Western’s 62,590 bpd transportation obligation includes each barrel transported on each mainline. These commitments by mainline are as follows: Delaware Basin System mainline—27,250 bpd; Four Corners East and West mainlines—23,160 bpd; 11,210 bpd on the San Juan and TexNew Mex 16” mainlines which transport crude oil to the Four Corners East mainline; and the Wingate mainline—970 bpd.

minimum monthly fee of approximately $33,000 per month. For volumes gathered or injected in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the pipeline and gathering services agreement for mainline movements, firm storage capacity reservation, gathering and injection, and gathering and unloading fees are approximately $3.0 million per month, referred to as the “minimum pipeline and gathering fee.” For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under our pipeline and gathering services agreement would account for approximately 87% of the revenues we forecast to be generated by our pipeline and gathering assets for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

Payments; Shortfall Payments. We will invoice Western for fees owed to us on a monthly basis. If the actual invoice amount is less than the minimum pipeline and gathering fee due for such month, we will invoice that amount to Western as a “shortfall.” The amount of any shortfall payment paid by Western will be credited against any amounts owed by Western for the transportation, minimum injection or gathering of volumes in excess of the volumes underlying the minimum pipeline and gathering fee during any of the succeeding twelve months. Following such twelve-month period, any remaining portion of that shortfall credit will expire.

Third-Party Credits. To the extent any of the assets covered by the pipeline and gathering services agreement become prorated and we are required to transport volumes or otherwise provide third party service on such assets such that insufficient capacity exists for Western to meet its minimum volume commitment, Western will be entitled to reduce any related shortfall payment it would otherwise owe in any applicable month by the aggregate amount of transportation and other fees received by us from third parties with respect to such third party services (referred to as a “third-party credit”). In no event, however, will the aggregate fees payable to us by Western in any month be reduced below zero.

Rate Matters. We will adjust transportation fees annually at a rate equal to the percentage change in any inflationary index promulgated by the FERC, in accordance with the FERC’s indexing methodology. If the FERC terminates its indexing methodology, we will adjust our tariff rates annually by a percentage equal to the change in the PPI. All other storage and injection and gathering fees will be adjusted annually by a percentage equal to the PPI. In no event will the annual rate adjustments result in a reduction of the applicable fees.

Under this agreement, each party has agreed not to commence or support any tariff filing, application, protest, complaint or other proceeding before the FERC or any other applicable state regulatory agency for the purpose of requesting the FERC or such other agency to accept or set transportation rates that would be inconsistent with the terms of the agreement, provided that Western will continue to have the right to challenge any proposed changes in our base tariff rates to the extent the changes are inconsistent with the FERC’s indexing methodology or other rate changing methodologies.

Reimbursements. If we agree to make any capital expenditures at Western’s request, Western will reimburse us for, or we will have the right in certain circumstances to file for an increased tariff rate to recover, the actual cost of such capital expenditures. In addition, if new laws or regulations that affect the services that we provide to Western under this agreement are enacted or promulgated that require us to make substantial capital expenditures, Western will reimburse us for Western’s share of, or we will have the right in certain circumstances to file for an increased tariff rate to recover, the cost of complying with these laws or regulations, after we have made efforts to mitigate these costs. Western’s share of the cost will be calculated based on the volumes of product we handle for Western compared to the total volumes of product we handle. Western will also reimburse us for the amounts of any taxes (other than income taxes, gross receipt taxes, personalty and other property taxes and similar taxes) we incur on Western’s behalf for the services we provide to Western under the agreement to the extent permitted by law. We and Western will negotiate in good faith to agree on the amount of any such reimbursement.

Loss Allowances. Under the agreement, in accordance with the pipeline loss allowance provisions of our tariffs, there is a 0.20% pipeline loss allowance for the crude oil shipped on our pipeline systems. On a monthly basis, Western will pay us an amount equal to 0.20% of the crude oil shipped on our systems multiplied by a price equal to that calendar month’s average for light sweet crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel. We will bear any crude oil volume losses in excess of 0.20% at a price equal to that calendar month’s average for light sweet crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel.

Refinery Shutdowns. Western is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If Western decides to permanently or indefinitely suspend, in full or in part, refining operations at its El Paso or Gallup Refinery for a period that will continue for at least 12 consecutive months, then Western may terminate or proportionately reduce, as applicable, its obligations under the agreement with respect to our Permian Basin system or our Four Corners system, as applicable, at the end of such 12-month period upon prior written notice to us, unless Western has publicly announced its intent to resume operations at such refinery more than two months prior to the expiration of such 12-month period. During the 12-month period, Western will continue to owe shortfall payments as described above. During the 12-month period, we may provide transportation and/or storage services to third parties pursuant to one or more third-party agreements without the consent of Western, and Western’s minimum commitments will be reduced to the extent of such third-party usage; provided that Western will still have access on a priority basis, and, further provided that such third-party agreements and related services shall terminate following the restoration of refinery operations.

Force Majeure. If a force majeure event occurs, we must provide Western with written notice of the force majeure event, identify the approximate length of time we believe the force majeure event will continue, and identify the pipeline segments and other assets we believe will be impacted. If we believe the force majeure event will continue for 12 consecutive months or more, we and Western will each have the right to terminate the agreement with respect to the affected asset upon 12-months’ notice; provided, however, that the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased and the affected assets have been restored to working order prior to the expiration of the 12-month notice period. If services related to any pipeline or gathering asset are reduced or terminated because of a force majeure event, Western will be entitled to receive a proportionate reduction in its minimum commitments related to such asset, as applicable.

Capacity Expansion. If we propose the construction or acquisition of any new pipeline that connects to our pipeline and gathering systems, any expansion or enhancement of capacity on any existing pipeline on such systems or any construction of new or the expansion of existing storage capacity associated with the systems, then we will be required to give prior written notice to Western. Western will have a right of first refusal to reserve some portion or all of the additional throughput capacity or storage capacity on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party.

Indemnification. We will indemnify Western for any losses or liabilities (including damage to property and injury to or death of any person) Western incurs that are caused by or result from our acts or omissions, including negligence, in connection with our ownership and operation of our pipeline and gathering assets and the services we provide under the agreement and for breaches of the agreement. Western will indemnify us for any losses or liabilities (including damage to property and injury to or death of any person) we incur that are caused by or result from Western’s acts or omissions, including negligence, in connection with Western’s use of our services and for breaches of the agreement. Neither party will be obligated to indemnify the other party for the other party’s breach of the agreement, gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement.

Term; Termination. This agreement will have an initial term of 10 years and may be renewed for two five-year periods upon mutual agreement of us and Western. This agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 20 business days following written notice or upon the bankruptcy or insolvency of such other party. Upon the expiration of the agreement or its earlier termination for reasons other than Western’s default or the suspension of a refinery’s operations for more than 12 months, in certain circumstances Western will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are, in the aggregate, substantially similar to fair market value terms as would be agreed by similarly-situated parties negotiating at arm’s length, so long as such right of first refusal does not violate any law or regulatory policy then in effect.

Assignment. This agreement may be assigned by us or Western only with the other party’s prior written consent, except that we or Western may assign this agreement, in whole or in part, without the other party’s prior written consent in connection with our sale of either our Permian Basin system or our Four Corners system or Western’s sale of Western’s El Paso Refinery or Gallup Refinery, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. Western may also assign this agreement between its wholly owned subsidiaries without obtaining our consent. We may collaterally assign this agreement solely to secure working capital financing. In addition, we may not assign this agreement to one of Western’s competitors.

Terminalling, Transportation, and Storage Services Agreement

Fees and Services. We will enter into a terminalling, transportation, and storage services agreement with Western under which we will, among other things, distribute products produced at Western’s refineries, connect Western’s refineries to third-party pipelines and systems, and provide fee-based asphalt terminalling and processing services.

At our network of crude oil and refined products terminals and related assets and storage facilities, we will charge Western fees for the services described below.

•

Crude Oil, Blendstock, and Refined Product Storage Fees—Western has agreed to reserve, on a firm basis, approximately 6.9 million barrels of storage capacity, 100% of current active capacity, located at our terminals and our tank farms and related storage facilities located at Western’s El Paso and Gallup Refineries, at a weighted average monthly fee of approximately $0.51 per barrel, resulting in an initial minimum monthly payment of approximately $3.5 million, referred to as the “minimum terminal storage fee.”

•

Shipments into and out of Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of refined products equal to an aggregate average of approximately 290,710 bpd at our crude oil and refined products terminals, located at Western’s El Paso and Gallup Refineries and in Bloomfield and Albuquerque, New Mexico. The throughput fees charged will vary based on the mode of ingress or egress into or out of our terminals or facilities, such as pipeline, rail and truck, which we refer to as a “shipment method.” Western has agreed to separate minimum volume commitments for each shipment method. The weighted average of the committed throughput fees is $0.15 per barrel, resulting in initial minimum monthly payments for throughput fees of approximately $1.3 million, referred to as the “minimum throughput fee.” For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method.

•

Additive and Blending Services Fees—We will also charge Western separate fees for providing ancillary services such as ethanol blending and additive injection. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no economic exposure to fluctuations in additive costs. Western has agreed to incur additive and injection services resulting in a minimum monthly fee for such services of $0.5 million, referred to as the “minimum additive and blending services fee,” exclusive of its obligation to reimburse 100% of additive costs. For any additive and injection services in excess of the minimum commitments, we will charge Western the same per barrel fee and additive cost reimbursement applicable to the minimum commitments.

At our asphalt plant and terminal in El Paso and our three stand-alone asphalt terminals, we will charge Western fees for the following services:

•

Shipments into and out of Asphalt Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of asphalt equal to an aggregate average of approximately 15,890 bpd at our asphalt terminals located in El Paso, Texas, Albuquerque, New Mexico and Phoenix and Tucson, Arizona. The throughput fees charged will vary based on the mode of ingress or egress into our terminals (pipeline, rail and truck), with Western agreeing to throughput separate minimum volume commitments for each shipment method. The resulting initial minimum monthly payment for throughput fees is approximately $0.5 million, referred to as the “minimum asphalt throughput fee.” For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method;

•

Asphalt Storage Fees—Western has agreed to reserve, on a firm basis, approximately 473,000 barrels of storage capacity, 100% of current capacity, located at our asphalt terminals, at a weighted average monthly fee of approximately $0.77 per barrel, for an initial minimum monthly payment of $0.4 million, referred to as the “minimum asphalt storage fee”; and

•

Asphalt Processing and Blending Fees—We will charge Western per barrel fees for providing services such as air-blowing, oxidation and blending at our El Paso asphalt plant and terminal. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no direct economic exposure to fluctuations in additive costs. Western has agreed to incur asphalt processing and blending services resulting in a minimum monthly fee for such services of $0.4 million, referred to as the “minimum asphalt processing and blending fee,” exclusive of its obligation to reimburse 100% of additive costs. For any asphalt processing or blending services in excess of the minimum commitments, we will charge Western the same per barrel rate applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the terminalling, transportation, and storage services agreement for committed throughput, firm storage capacity reservation, additive and blending services and asphalt processing and blending services, together with forecasted reimbursements for additive costs, is approximately $7.0 million per month, referred to as the “minimum terminalling fee.” For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under our terminalling, transportation and storage services agreement would account for approximately 93% of the revenues we forecast to be generated by our terminalling, transportation and storage assets for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

The fees we will charge Western will be increased annually by a percentage equal to the change in PPI. In no event will the annual rate adjustments result in a reduction of the applicable fees. Western will reimburse us for any cleaning, degassing or other preparation of storage tanks requested by Western.

Payments; Shortfall Payments. We will invoice Western for fees owed to us on a monthly basis. If the actual invoice amount for throughput, storage and air-blowing and blending services is less than the minimum terminalling fee due for such month, we will invoice that amount to Western as a “shortfall.” The amount of any shortfall payment paid by Western will be credited against any amounts owed by Western for the transportation, terminalling or processing of volumes in excess of those underlying the minimum terminalling fee during any of the succeeding twelve months. Following such twelve-month period, any remaining portion of that shortfall credit will expire.

Third-Party Credits. While Western has agreed to reserve, on a firm storage basis, all of the storage capacity at each of our terminals, we will be permitted to utilize any shell storage capacity not then being utilized by Western to provide comingled storage to third-party customers. In any month where we provide third-party services, however, Western will be entitled, for each applicable terminal, to reduce the storage fees it would otherwise owe for such month by the aggregate amount of terminalling and storage fees received by us from third parties with respect to such terminal in that month (referred to as a “third-party credit”). In no event, however, will the aggregate storage fees payable to us by Western in any month be reduced below zero.

Reimbursement. Western will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes, personalty and other property taxes and similar taxes) and regulatory and third-party fees that we incur on Western’s behalf for the services we provide to Western under the agreement. In addition, Western will reimburse us for the actual cost of any capital expenditures we make at Western’s request. Furthermore, if new laws or regulations that affect the services that we provide to Western under this agreement are enacted or promulgated that require us to make substantial capital expenditures, the agreement will provide us with the right to impose a monthly surcharge to cover Western’s share of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. Western’s share of the cost will be calculated based on the volumes of product we handle for Western compared to the total volumes of product we handle. We and Western will negotiate in good faith to agree on the amount of such reimbursement.

Loss Allowances. Under the agreement, we will bear the risk of loss of any refined product volume (excluding asphalt) over 0.20%, and will be obligated to make payments to Western for such amount based on market prices.

Refinery Shutdowns. Western is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Western decides to permanently or indefinitely suspend, in full or in part, refining operations at any of its refineries for a period that will continue for at least 12 consecutive months, then Western may terminate or proportionately reduce, as applicable, its rights and obligations relating to the affected terminals or other facilities under the agreement at the end of such 12-month period upon prior written notice to us, unless Western has publicly announced its intent to resume operations at the applicable refinery more than two months prior to the expiration of such 12-month period. During the 12-month period, Western will continue to owe shortfall payments as described above. During the 12-month period, we may provide terminalling and/or storage services to third parties pursuant to one or more third-party agreements without the consent of Western, and Western’s minimum commitments will be reduced to the extent of such third-party usage; provided that Western will still have access on a priority basis, and, further provided that such third-party agreements and related services shall terminate following the restoration of refinery operations.

Force Majeure. If a force majeure event occurs, we must provide Western with written notice of the force majeure event, identify the approximate length of time we believe the force majeure event will continue, and identify the affected terminals or facilities. If we believe the force majeure event will continue for 12 consecutive months or more, we and Western will each have the right to terminate the agreement upon 12 months’ notice with respect to the affected terminal or facility; provided, however, that the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased and the affected assets have been restored to working order prior to the expiration of the 12-month notice period. If services relating to any terminal or facility are reduced or terminated because of a force majeure event, Western will be entitled to receive a proportionate reduction in its minimum commitments related to such terminal or facility, as applicable.

Capacity Expansion. If we propose any expansion or enhancement of throughput capacity at any of the terminals or the construction of new or the expansion of existing storage capacity at any of the terminals, then we will be required to give prior written notice to Western. Western will have a right of first refusal to reserve some portion or all of the additional throughput capacity or storage capacity on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party.

Indemnification. We will indemnify Western for any losses or liabilities (including damage to property and injury to or death of any person) Western incurs that are caused by or result from our acts or omissions, including negligence, in connection with our ownership and operation of our terminals and the services we provide under the agreement and for breaches of the agreement. Western will indemnify us for any losses or liabilities (including damage to property and injury to or death of any person) we incur that are caused by or result from Western’s acts or omissions, including negligence, in connection with Western’s use of our services and for breaches of the agreement. Neither party will be obligated to indemnify the other party for the other party’s breach of the agreement, gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement.

Term; Termination. This agreement will have an initial term of 10 years and may be renewed for two five-year periods upon mutual agreement of us and Western. This agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 20 business days following written notice or upon the bankruptcy or insolvency of such other party. Upon the expiration of the agreement or its earlier termination for reasons other than Western’s default or the suspension of a refinery’s operations for more than 12 months, Western will have a limited right of first refusal to enter into a new agreement with us on commercial terms that are, in the aggregate, substantially similar to fair market value terms as would be agreed by similarly-situated parties negotiating at arm’s length.

Assignment. This agreement may be assigned by us or Western only with the other party’s prior written consent, except that we or Western may assign this agreement, in whole or in part, without the other party’s prior written consent in connection with our sale of one or more of our terminals or facilities or Western’s sale of a refinery associated with one of our terminals or other facilities, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement with respect to the terminal(s) and rights assigned and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. Western may also assign this agreement between its wholly owned subsidiaries without obtaining our consent. We may collaterally assign this agreement solely to secure working capital financing. In addition, we may not assign all or part of the agreement to one of Western’s competitors. If either we or Western assign rights and obligations under the agreement relating to a specific terminal, then Western’s minimum volume commitments will be reduced by the amount of the stipulated volumes for each shipping method for that terminal, and both our and Western’s obligations will continue with respect to the remaining terminals and Western’s adjusted minimum volume commitments. In such a case, the rights and obligations relating to any applicable terminal, and its stipulated volumes, would be novated into an agreement with the assignee, and that assignee would then become responsible for performance of the obligations relating to that terminal.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director, or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Western, on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner that is in the best interests of Western, in its capacity as the sole member of our general partner. At the same time, our general partner has a duty to manage our partnership in a manner it believes is in our best interests. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner, or any committee thereof (including the conflicts committee) will be deemed to be in “good faith” if our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was in the best interests of the partnership or meets the standard otherwise specified in our partnership agreement. Please read “Management— Management of Western Refining Logistics, LP—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling affiliates of our general partner to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of Western have a fiduciary duty to make decisions in the best interests of the owners of Western, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including Western, they have fiduciary duties to Western that may cause them to pursue business strategies that disproportionately benefit Western or that otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Western, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards that our general partner would otherwise be held to by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights, its right to determine to receive common units in exchange for resetting the target distribution levels related to its incentive distribution rights, and its determination whether or not to consent to any merger or consolidation.

Our general partner’s affiliates may engage in competition with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, and our general partner or its affiliates, may acquire, develop or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets, other than our rights of first offer set forth in the omnibus agreement.

Under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•	our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that its conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Elimination and Replacement of Fiduciary Duties.”

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including Western, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement and services agreement with Western also address our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•

purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions to Our Partners —General Partner Interest and Incentive Distribution Rights.”

Elimination and Replacement of Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law (other than the implied contractual covenant of good faith and fair dealing). In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards replace the obligations that our general partner would otherwise be held to.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards replace the obligations that our general partner would otherwise be held to.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

             will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering, all with or without executing our partnership agreement.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Distributions To Our Partners”;

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Western Refining Logistics, LP was organized on July 17, 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of owning, operating, developing and acquiring terminals, storage tanks, pipelines, and other logistics assets, our general partner may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Distributions to Our Partners.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

In voting their common and subordinated units, affiliates of our general partner will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units No approval right.	Amendment of the partnership agreement Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2023, in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in three states and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights that the common units are not entitled to. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately     % of our outstanding common and subordinated units (excluding common units purchased by officers, directors, employees and consultants of our general partner or Western in our directed unit program).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or derivative instruments related to, convertible into or exchangeable for additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to affect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction. If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                     , 2023, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                     , 2023, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own approximately     % of our outstanding limited partner units, including all of our subordinated units (excluding common units purchased by officers, directors, employees and consultants of our general partner or Western in our directed unit program).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of any other partner. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Western Refining Logistics GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the federal income tax status. the redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. the redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partners, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement, our certificate of limited partnership, related amendments, and powers of attorney under which they have been executed.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with Western. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to Western and the common units issuable upon the conversion of the subordinated units upon request of Western. In addition, the registration rights agreement gives Western piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of our general partner and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner and its affiliates, including Western, will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. For information regarding the conversion of subordinated units into common units prior to the end of the subordination period, please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.” The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering through the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read “Underwriting—Reserved Common Units.” Assuming all of the units reserved for issuance under the directed unit program are sold to participants in the program,              common units will be held by persons who have contractually agreed not to sell such units for 180 days following the date of this prospectus. Additionally, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Issuance of Additional Interests

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Registration Rights

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

We, Western, our general partner and the directors and executive officers of our general partner as well as participants in the directed unit program have agreed not to dispose of or hedge any common units they beneficially own or any securities convertible into or exchangeable for our common units, for a period of 180 days from the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

Prior to the completion of this offering, we expect to adopt the Long-Term Incentive Plan. If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the Long-Term Incentive Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to Western Refining Logistics, LP and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, IRAs, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss, and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly-traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly-traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than         % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss, and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (1) a taxable dividend to the extent of our current or accumulated earnings and profits, then (2) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (3) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units plus the unitholder’s share of our liabilities. That basis generally will be (1) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (2) decreased, but not below zero, by the amount of all distributions, the unitholder’s share of our losses, and any decreases in its share of our liabilities.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2015, will be allocated, on a cumulative basis, an amount of federal taxable income that will be         % or less of the cash distributed with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	we distribute less cash than we have assumed in making this projection; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation and depletion recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (x) the non-pro rata portion of that distribution over (y) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (x) the unitholder’s tax basis in its units, and (y) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (x) any portion of that basis attributable to the unitholder’s share of our liabilities, (y) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (z) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expenses incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss, and Deduction

Our items of income, gain, loss, and deduction generally will be allocated amongst our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss, and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (1) the partner’s relative contributions to us, (2) the interests of all the partners in profits and losses, (3) the interest of all the partners in cash flow and (4) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (1) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (2) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Beginning January 1, 2013, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax on certain net investment income earned by individuals, estates, and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income from all investments, or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or non-depreciable assets. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss, and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss, and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss, and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and depletion deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss, and Deduction.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation or depletion recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferee

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss, and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions that a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled to. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain to the extent reflected in earnings and profits, and as adjusted for changes in the foreign corporation’s “U.S. net equity.” That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” part or all of a non-U.S. unitholder’s gain may be treated as effectively connected with that unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (1) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (2) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the five-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss, and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss, and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We will initially own property or conduct business in Texas, Arizona and New Mexico. Each of Arizona and New Mexico imposes a personal income tax on individuals as well as corporations and other entities. Texas does not impose a personal income tax on individuals, but does impose an income tax on corporations and other entities. In addition, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN WESTERN REFINING LOGISTICS, LP

BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors;” and

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(i)	the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(ii)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(iii)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (i) above. However, no assurance can be given that legislative, administrative or judicial changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters (the “Underwriting Agreement”), we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.

Total

Subject to the terms and conditions set forth in the Underwriting Agreement, each of the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the Underwriting Agreement if any of these common units are purchased. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the Underwriting Agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the Underwriting Agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units included in this offering to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Western Refining Logistics, L.P.	$	$	$

We will also pay to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. an aggregate structuring fee equal to     % of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

The expenses of the offering, not including the underwriting discount, are estimated at $         million and are payable by us.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units approximately proportionate to that underwriter’s initial amount reflected in the above table. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

Reserved Common Units

At our request, the underwriters have reserved for sale, at the initial public offering price, up to common units offered by this prospectus for sale to some of the directors and executive officers of our general partner and Western and certain other employees and consultants of Western and its affiliates. If these persons purchase reserved common units, the purchased units will be subject to the lock-up restrictions described below and the purchased units will reduce the number of common units available for sale to the general public. Any reserved common units that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered by this prospectus.

Lock-Up Restrictions

We, Western, our general partner, our general partner’s directors and executive officers and certain affiliates have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units, whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

New York Stock Exchange Listing

We intend to apply to list our common units on the New York Stock Exchange under the symbol “WNRL.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price for the common units will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded partnerships that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are lenders and/or agents under Western’s revolving credit facility.

FINRA

Because the Financial Industry Regulatory Authority, or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a) “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b) “wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “relevant member state”), other than Germany, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a relevant member state who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that relevant member state implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of securities in any relevant member state will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that relevant member state of securities which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in the relevant member state, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF FSMA) IN CONNECTION WITH THE ISSUE OR SALE OF ANY COMMON UNITS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS WILL ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF FSMA DOES NOT APPLY TO US.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The combined financial statements of Western Refining Logistics, LP Predecessor at December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Western Refining Logistics, LP at July 19, 2013, included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information appearing in this prospectus concerning current and projected crude oil production attributed to BENTEK Energy, LLC was derived from a July 2013 report entitled “Permian Crude Oil Production to Show Strong Growth: A Special Supplement to Bentek’s Crude Awakening Market Alert” prepared by BENTEK Energy, LLC. Such information has been included herein on the authority of BENTEK Energy, LLC as an expert with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website will be located at                  and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. No assurance can be given as to our value, the price at which our securities will trade after this offering or whether a liquid market for those securities will develop or be maintained. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by third-party operators, processors and transporters;

•	the demand for crude oil, refined and other products and transportation and storage services;

•	interest rates;

•	labor relations;

•	changes in the availability and cost of capital;

•	changes in tax status;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	changes in insurance markets impacting costs and the level and types of coverage available;

•	disruptions due to equipment interruption or failure at our facilities, Western’s facilities or third-party facilities on which our business is dependent;

•	our ability to successfully implement our business plan;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

WESTERN REFINING LOGISTICS, LP

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined balance sheet of Western Refining Logistics, LP (the “Partnership”) as of March 31, 2013 and the unaudited pro forma combined statements of operations of the Partnership for the three months ended March 31, 2013 and the year ended December 31, 2012. References to “we,” “our,” and “us” mean the Partnership and its combined subsidiaries, unless the context otherwise requires. References to “Western” mean Western Refining, Inc. and its consolidated subsidiaries other than us and our combined subsidiaries and our general partner. The pro forma combined financial statements for the Partnership have been derived from the historical combined financial statements of Western Refining Logistics, LP Predecessor, our predecessor for accounting purposes (the “Predecessor”) set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. The Predecessor has historically provided logistics services to other businesses of Western and has not been reported as a separate, standalone business by Western. The pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes set forth elsewhere in this prospectus.

The Partnership will own and operate the businesses of the Predecessor effective with the closing of the Partnership’s initial public offering (the “Offering”), except as indicated in Note 2. The contribution of the Predecessor’s businesses to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma combined financial statements give pro forma effect to the matters set forth in the notes to these unaudited pro forma combined financial statements.

We derived the pro forma balance sheet and the pro forma statements of operations by adjusting the historical combined financial statements of the Predecessor. The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. Management believes that our assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions, are factually supportable, directly attributable, and are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to management’s assumptions and are properly applied in the pro forma combined financial information.

We have prepared the pro forma adjustments as if the transactions to be effected at the closing of the offering had taken place on March 31, 2013, in the case of the unaudited pro forma combined balance sheet, and as of January 1, 2012, in the case of the unaudited pro forma combined statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012.

The pro forma financial statements give pro forma effect to the matters described in the accompanying notes, including:

•	Western’s contribution of certain of the Predecessor’s assets to us and the elimination of certain of the Predecessor’s assets that will not be contributed to us;

•	our entering into a new $300.0 million revolving credit facility, under which there will be no borrowings at the closing of this offering;

•

our entering into two 10-year commercial agreements with Western, and the recognition of transportation, terminalling, and storage revenue under those agreements at rates that were not recognized on a historical basis by the Predecessor;

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED FINANCIAL STATEMENTS

•	our entering into an omnibus agreement and services agreement with Western;

•

the completion of this offering, and our issuance of (i) our non-economic general partner interest and all of our incentive distribution rights to our general partner; (ii)                common units and subordinated units, representing an aggregate     % limited partner interest in us, to Western and its subsidiaries; and (iii)                common units, representing a     % limited partner interest in us, to the public; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or that would be obtained in the future.

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED BALANCE SHEET AS OF MARCH 31, 2013

(Unaudited)

(In thousands)

	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$—	$250,000	a	$50,000
		(15,938)	b
		(1,600)	c
		(2,800)	d
		(179,662)	e
Accounts receivable
Affiliate	—	—		—
Third-party	103	(103)	f	—
Prepaid expenses	548	(548)	f	—

Total current assets	651	49,349		50,000
Property, plant, and equipment, net	153,729	(27,838)	g	125,891
Other assets	—	1,600	c	1,600

Total assets	$154,380	$23,111		$177,491

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$2,807	$(2,807)	f	$—
Accrued liabilities	793	(793)	f	—

Total current liabilities	3,600	(3,600)		—
Other noncurrent liabilities	—			—

Total liabilities	3,600	(3,600)		—
Equity:
Division equity	150,780	2,949	f	—
		(27,838)	g
		(125,891)	h

Partners’ capital		250,000	a	177,491
		(15,938)	b
		(2,800)	d
		(179,662)	e
		125,891	h
Common unitholders—public
Common unitholders—Western
Subordinated unitholders—Western
General partner

Total equity	150,780	26,711		177,491

Total liabilities and equity	$154,380	$23,111		$177,491

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except unit and per unit data)

	Three Months Ended March 31, 2013
	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
Revenues:
Affiliate	$912	$22,997	i	$23,909
Third-party	227			227

Total revenues	1,139	22,997		24,136

Operating costs and expenses:
Operating and maintenance expenses	15,567	(1,430)	g	14,137
General and administrative expenses	1,041			1,041
Loss (gain) on disposal of assets	—			—
Depreciation and amortization expense	2,930	(497)	g	2,433

Total operating costs and expenses	19,538	(1,927)		17,611

Operating income (loss)	(18,399)	24,924		6,525
Other income (expense):
Interest expense and other financing costs	—	(455)	j	(455)
Other, net	2			2

Net income (loss) before income taxes	(18,397)	24,469		6,072
Provision for income taxes	—	(101)	k	(101)

Net income (loss)	$(18,397)	$24,368		$5,971

General partner’s interest in net income (loss)
Limited partners’ interest in net income (loss)
Net income (loss) per limited partner unit:
Common units
Subordinated units
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)
Subordinated units (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except unit and per unit data)

	Year Ended December 31, 2012
	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
Revenues:
Affiliate	$3,167	$97,218	i	$100,385
Third-party	678			678

Total revenues	3,845	97,218		101,063

Operating costs and expenses:
Operating and maintenance expenses	58,667	(7,320)	g	51,347
General and administrative expenses	4,227			4,227
Loss (gain) on disposal of assets	335			335
Depreciation and amortization expense	11,620	(2,093)	g	9,527

Total operating costs and expenses	74,849	(9,413)		65,436

Operating income (loss)	(71,004)	106,631		35,627
Other income (expense):
Interest expense and other financing costs	—	(1,445)	j	(1,445)
Other, net	12	—		12

Income (loss) before income taxes	(70,992)	105,186		34,194
Provision for income taxes	—	(448)	k	(448)

Net income (loss)	$(70,992)	$104,738		$33,746

General partner’s interest in net income (loss)
Limited partners’ interest in net income (loss)
Net income (loss) per limited partner unit:
Common units
Subordinated units
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)
Subordinated units (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WESTERN REFINING LOGISTICS, LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation and Other Transactions

The historical combined financial statements are derived from the historical combined financial statements of the Predecessor. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the Offering had taken place as of March 31, 2013, in the case of the pro forma balance sheet, and as of January 1, 2012, in the case of the pro forma statements of operations. Pro forma adjustments are discussed below under Note 2, Pro Forma Adjustments and Assumptions.

Upon completion of the Offering, the Partnership anticipates incurring incremental annual general and administrative expense as a result of being a separate publicly traded partnership, including costs associated with quarterly and annual reports to unitholders, financial statement audit, tax returns and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, and independent director compensation. The unaudited pro forma combined financial statements do not include $3.5 million for these incremental general and administrative expenses.

2. Pro Forma Adjustments and Assumptions

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. Management believes that our assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma combined financial information.

Adjustments to cash and cash equivalents include items (a) through (e) resulting in a net increase in pro forma cash and cash equivalents of $50 million. Our pro forma adjustments and assumptions are as follows:

a.	Reflects the assumed gross offering proceeds to the Partnership of $250 million from the issuance and sale of common units at an assumed initial public offering price of $ per common unit. We have granted an option to the underwriters, exercisable for 30 days after the date of this offering, to purchase up to additional common units at the public offering price less the underwriting discount.

b.	Reflects payment of $15.9 million for estimated underwriter discounts and structuring fees.

c.	Reflects payment of $1.6 million for estimated debt issuance costs related to our revolving credit facility.

d.	Reflects payment of estimated expenses and costs of the Offering of $2.8 million other than (b) above, including legal services, transaction consulting services, accounting fees, filing and printing fees, and exchange listing fees.

e.	Reflects distributions to Western of $179.7 million in proceeds from the public offering of common units, in partial consideration of its contribution of assets to us in connection with this offering and to reimburse it for certain capital expenditures.

f.	Western will retain the working capital of the Predecessor, as these balances represent assets and liabilities related to the Predecessor’s operations prior to the closing of the Offering.

g.	Western will retain certain assets that are related to the Predecessor’s operations. These assets include Western’s NGL storage facility in Jal, New Mexico and the inactive portions of the TexNew Mex 16” Pipeline extending from our crude oil station in Star Lake, New Mexico in the Four Corners area to near Maljamar, New Mexico in the Delaware Basin.

WESTERN REFINING LOGISTICS, LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

h.	Reflects the conversion of the adjusted equity of the Predecessor of $125.9 million from division equity to Partnership equity.

i.	The pro forma revenues reflect recognition of affiliate revenues related to assets to be contributed to us at the closing of the Offering in accordance with the two new 10-year fee based commercial agreements with Western that will be executed prior to this offering. These revenues have not been previously recorded in the historical financial records of the Predecessor as there were no agreements between Western and the Predecessor upon which to base the recording of revenues. Product volumes used in the calculations are historical volumes transported on, terminalled in, or processed by facilities included in the Predecessor’s financial statements. These volumes do not include any volumes transported on our Delaware Basin system, which was placed into service in 2013. Tariff rates and service fees were calculated using the rates and fees in the commercial agreements to be entered into with Western at the closing of this offering. The pro forma revenues also include an estimated pipeline loss allowance and revenues equal to our cost of additives. The pipeline loss allowance is calculated in accordance with the commercial agreement as 0.20% of the pro forma crude oil shipped on our pipeline systems multiplied by a price equal to the estimated average for light sweet crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel.

j.	Reflects estimated commitment fees on a new $300.0 million revolving credit facility without borrowings during the period presented and amortizations of related deferred debt costs amortized ratably over the term of the credit facility.

k.	Reflects the change to the provision for income taxes resulting from the Texas margin tax for net changes in pro forma revenues and costs.

3. Pro Forma Net Income Per Unit

The Partnership computes net income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income will be allocated to the partners based on their respective sharing of income specified in the Partnership agreement. For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for the quarter ended March 31, 2013 and for each quarter during 2012.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be              million units and              million units, respectively. All units were assumed to have been outstanding since January 1, 2012.

Pursuant to the partnership agreement, the general partner is entitled to receive certain incentive distributions that, when applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceeds certain targets. The incentive distribution rights are a separate equity interest and represent participating securities. No cash distributions would have been declared to the incentive distribution rights during any of the periods presented, based upon the assumption that distributions were declared equal to the minimum quarterly distribution.

WESTERN REFINING LOGISTICS, LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

4. Commercial Agreements with Western

In connection with the closing of this offering, we will enter into two 10-year, fee-based commercial agreements with Western under which we will provide various pipeline and gathering and terminalling, transportation and storage services to Western, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products and to reserve storage capacity. These commercial agreements with Western will include:

•	A pipeline and gathering services agreement for gathering (truck off-loading), mainline movements, injection and pipeline storage; and

•

A terminalling, transportation , and storage services agreement for dedicated tank storage, shipment into and out of storage, additive and blending services, asphalt storage, transportation into and out of asphalt storage, and asphalt blending and processing.

Under the pipeline and gathering services agreement, in accordance with the pipeline loss allowance provisions of our tariffs, there is a 0.20% pipeline loss allowance for the crude oil shipped on our pipeline systems. We will bear any crude oil volume losses in excess of that amount. On a monthly basis, Western will pay us an amount equal to 0.20% of the crude oil shipped on our systems multiplied by a price equal to that calendar month’s average for light sweet crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel. Under the terminalling, transportation, and storage services agreement, we will bear the risk of loss of any refined product volume (excluding asphalt) over 0.20%, and will be obligated to make payments to Western for such amount.

If Western changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason, or significantly reduces the volumes transported through our pipelines and gathering systems or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be adversely affected. Read “Certain Relationships and Related Party Transactions” for a detailed description of these agreements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Western Refining, Inc.

El Paso, Texas

We have audited the accompanying combined balance sheets of Western Refining Logistics, LP Predecessor (the “Predecessor”) as of December 31, 2012 and 2011, and the related combined statements of operations, division equity, and cash flows for each of the two years in the period ended December 31, 2012. These combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on the combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Western Refining Logistics, LP Predecessor at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Phoenix, AZ

July 25, 2013

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

COMBINED BALANCE SHEETS

(In thousands)

	Supplemental Pro Forma March 31,	March 31,	December 31,
	2013	2013	2012	2011
	(Note 2) (Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$—
Accounts receivable
Affiliate	—	—	—	—
Third-party	103	103	82	101
Prepaid expenses	548	548	653	268

Total current assets	651	651	735	369
Property, plant, and equipment, net	153,729	153,729	134,596	120,015

Total assets	$154,380	$154,380	$135,331	$120,384

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$2,807	$2,807	$3,574	$1,163
Accrued liabilities	793	793	1,984	1,287
Distribution payable to Western	179,662	—	—	—

Total current liabilities	182,962	3,600	5,558	2,450
Equity:
Division equity (deficit)	(28,582)	150,780	129,773	117,934

Total liabilities and division equity	$154,380	$154,380	$135,331	$120,384

The accompanying notes are an integral part of these combined financial statements.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Three Months Ended March 31,			Year Ended December 31,
	2013		2012	2012	2011
	(Unaudited)
Revenues:
Affiliate		$912	$723	$3,167	$2,439
Third-party		227	233	678	992

Total revenues		1,139	956	3,845	3,431

Operating costs and expenses:
Operating and maintenance expenses		15,567	12,113	58,667	53,766
General and administrative expenses		1,041	1,058	4,227	4,045
Loss (gain) on disposal of assets		—	335	335	(26,687)
Depreciation and amortization expense		2,930	2,910	11,620	12,694

Total operating costs and expenses		19,538	16,416	74,849	43,818

Operating loss		(18,399)	(15,460)	(71,004)	(40,387)
Other income (expense), net		2	2	12	14

Net loss		$(18,397)	$(15,458)	$(70,992)	$(40,373)

Supplemental pro forma earnings per common unit (unaudited see Note 2)	$

The accompanying notes are an integral part of these combined financial statements.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

COMBINED STATEMENTS OF DIVISION EQUITY

(In thousands)

Balance at December 31, 2010	$140,773
Net loss	(40,373)
Contributions	17,534

Balance at December 31, 2011	117,934
Net loss	(70,992)
Contributions	82,831

Balance at December 31, 2012	129,773
Net loss (unaudited)	(18,397)
Contributions (unaudited)	39,404

Balance at March 31, 2013 (unaudited)	$150,780

The accompanying notes are an integral part of these combined financial statements.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Cash flows from operating activities:
Net loss	$(18,397)	$(15,458)	$(70,992)	$(40,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,930	2,910	11,620	12,694
(Gain) loss on asset disposals	—	335	335	(26,687)
Changes in operating assets and liabilities:
Accounts receivable	(21)	(62)	19	65
Prepaid expenses	105	(50)	(385)	139
Accounts payable and accrued liabilities	(1,632)	(770)	2,072	559

Net cash used in operating activities	(17,015)	(13,095)	(57,331)	(53,603)

Cash flows from investing activities:
Capital expenditures	(22,389)	(3,163)	(25,725)	(3,931)
Proceeds from sale of assets	—	225	225	40,000

Net cash used in investing activities	(22,389)	(2,938)	(25,500)	36,069

Cash flows from financing activities:
Contributions from parent	39,404	16,033	82,831	17,534

Net cash provided by financing activities	39,404	16,033	82,831	17,534

Net decrease in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—

Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$326	$206	$1,036	$27

The accompanying notes are an integral part of these combined financial statements.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Western Refining Logistics, LP Predecessor includes the assets, liabilities, division equity, and results of operations of the Contributed Assets. References to “we,” “our,” “us,” and “Predecessor” refer to Western Refining Logistics, LP Predecessor. References to “Western” refer to Western Refining, Inc. and any of its subsidiaries.

Our initial assets (the “Contributed Assets”) consist of:

•

Pipeline and Gathering Assets consisting of crude oil pipelines and gathering systems located in or near the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area of northwestern New Mexico. These assets serve as a source of crude oil supply to Western’s El Paso, Texas and Gallup, New Mexico refineries (Western’s “El Paso Refinery” and “Gallup Refinery,” respectively).

•

Terminalling, Transportation, and Storage Assets consisting of terminals and storage assets located on site at each of Western’s El Paso and Gallup Refineries and stand-alone refined products terminals located in Bloomfield and Albuquerque, New Mexico. These assets primarily receive, store, and distribute crude oil, feedstock, and refined products produced for Western’s refineries. We also provide fee-based asphalt terminalling and processing services at an asphalt plant and terminal in El Paso and asphalt terminalling services at three stand-alone asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona.

We engage in the gathering, transportation, storage, and terminalling of crude oil and refined products and the storage, processing, and terminalling of asphalt. Primarily, we operate in West Texas, New Mexico, and Arizona. The majority of our business is transacted with Western.

The accompanying combined financial statements and related notes present the combined financial position, results of operations, cash flows, and division equity of the Predecessor. We have not reported comprehensive income due to the absence of items of other comprehensive income or loss during the periods presented. The combined financial statements include financial data at historical cost as the contribution of assets is considered to be a reorganization of entities under common control. The Predecessor has not historically operated the Contributed Assets to generate revenues independent of other Western businesses that they support. The combined statements of operations also includes expense allocations for certain functions historically performed by Western and not allocated to the Contributed Assets, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, information technology, and procurement; and operational support services such as engineering and logistics. These allocations were based on relative values of net property, plant, and equipment, level of effort, and Western employee head count. Our management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocation of expenses from Western are reasonable. The combined financial statements may not include all of the expenses that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined results of operations, financial position, or cash flows had we been a stand-alone company during the periods presented.

We have evaluated subsequent events through July 25, 2013. Any material subsequent events that occurred during this time have been properly recognized or disclosed in our financial statements.

The combined financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and 2012, included herein, are unaudited. These financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. Such adjustments

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

are considered to be of a normal recurring nature. Results of operations for the three month period ended March 31, 2013, are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2013 or for any other period.

2. Summary of Accounting Policies

Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Credit for non-affiliated customers is extended based on an evaluation of our customer’s financial condition. Past due or delinquency status of our trade accounts receivable are generally based on contractual arrangements with our customers. Uncollectible accounts receivable are charged against the reserve for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. We capitalize interest on expenditures for capital projects in process greater than one year and greater than $1 million until such projects are ready for their intended use.

Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the various classes of depreciable assets. The lives used in computing for such assets are as follows:

Buildings and improvements	3-25 years
Pipeline and related assets	5-20 years
Terminals and related assets	5-20 years
Asphalt plant, terminals, and related assets	5-30 years

Leasehold improvements are depreciated on the straight-line method over the shorter of the lease term or the improvement’s estimated useful life.

Expenditures for periodic maintenance and repair costs are expensed when incurred. Such expenses are reported in direct operating expenses in our Combined Statements of Operations.

Impairment of Long-Lived Assets

We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized in an amount by which its carrying amount exceeds its fair value.

In order to test long-lived assets for recoverability, we must make estimates of projected cash flows related to the asset being evaluated, which include, but are not limited to, assumptions about the use or disposition of the asset, its estimated remaining life, and future expenditures necessary to maintain its existing

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

service potential. In order to determine fair value, we must make certain estimates and assumptions including, among other things, an assessment of market conditions, projected volumes, margins, cash flows, investment rates, interest/equity rates, and growth rates, that could significantly impact the estimated fair value of the asset being tested for impairment.

The risk of long-lived asset impairment losses may increase to the extent that our results of operations or cash flows decline. Impairment losses may result in a material, non-cash write-down of long-lived assets. Furthermore, impairment losses could have a material effect on our results of operations and equity.

For assets to be disposed of, we report long-lived assets at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

Revenue is recognized for crude oil and refined petroleum product pipeline transportation based on the delivery of actual volumes transported at agreed upon tariff rates. Revenue is recognized for crude oil and refined petroleum product terminalling and storage as performed based on contractual rates related to throughput volumes or cost-plus-margin arrangements.

Substantially all of our revenue was derived from Western, and the agreed upon rates do not necessarily reflect market rates for the historical periods presented.

Sales to Western accounted for more than 80% and 76%, respectively of our combined net sales for the three months ended March 31, 2013 and 2012 and for more than 82% and 71%, respectively of our combined net sales for the years ended December 31, 2012 and 2011.

Cost Classifications

Direct operating expenses include direct costs of labor, maintenance materials and services, natural gas, utilities, and other direct operating expenses. Direct operating expenses also include insurance expense and property taxes.

Financial Instruments and Fair Value

Financial instruments that potentially subject us to concentrations of credit risk primarily consist of accounts receivable. We believe that our credit risk is minimized as a result of the credit quality of our customer base. The carrying amounts of accounts receivable, accounts payable, and accrued liabilities approximate their fair values due to their short-term maturities.

Environmental and Other Loss Contingencies

We record liabilities for loss contingencies, including environmental remediation costs when such losses are probable and can be reasonably estimated. Loss contingency accruals, including those for environmental remediation are subject to revision as further information develops or circumstances change and such accruals can take into account the legal liability of other parties. Where the available information is sufficient to estimate the amount of liability, that estimate is used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than another, the lower end of the range is used. We do not have any environmental or other loss contingencies accrued presently.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized to reflect temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. Our taxable income was included in the consolidated U.S. federal income tax returns of Western and in a number of consolidated state income tax returns. Following the initial public offering of the Partnership, our operations will be treated as a partnership for federal and state income tax purposes, with each partner being separately taxed on its share of the taxable income. Therefore, we have excluded income taxes from these combined financial statements, except for certain states that tax partnerships. Any interest and penalties associated with these income taxes are included in the provision for income taxes.

Liabilities created for unrecognized tax benefits are presented as a separate liability and are not combined with deferred tax liabilities or assets. We classify interest to be paid on an underpayment of income taxes and any related penalties as income tax expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Supplemental Pro Forma Information

Certain distributions to owners prior to or coincident with an initial public offering may be considered to be distributions in contemplation of that offering. Upon completion of the proposed initial public offering of Western Refining Logistics, LP (the “Partnership”), the Partnership intends to distribute $179.7 million to Western. The distribution is intended to be made in partial consideration of Western’s contribution of assets to the Partnership in connection with the offering and to reimburse Western for certain capital expenditures. The supplemental pro forma balance sheet as of March 31, 2013, gives pro forma effect to the assumed distribution, as though it had been declared and was payable as of that date. Our supplemental unaudited basic and diluted pro forma earnings per common unit for the three months ended March 31, 2013 assumed          subordinated units and          common units were outstanding in the period. The number of common units that we would have been required to issue to fund the $179.6 million distribution was         . The number of common units that we would have been required to issue to fund the $179.6 million distribution was calculated as $         million divided by an issue price per unit of $        , which is the initial public offering price of $         per common unit less the estimated underwriting discounts, structuring fee and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other standard setting bodies that may have an impact on our accounting and reporting. We believe that such recently issued accounting pronouncements and other authoritative guidance for which the effective date is in the future either will not have an impact on our accounting or reporting or that such impact will not be material to our financial position, results of operations, or cash flows when implemented.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

3. Property, Plant, and Equipment, Net

Property, plant, and equipment, net was as follows:

	March 31,	December 31,
	2013	2012	2011
	(In thousands)
	(Unaudited)
Buildings and improvements	$6,023	$6,023	$5,988
Pipelines and related assets	60,734	60,731	57,772
Terminals and related assets	90,425	90,425	87,351
Asphalt plant, terminals, and related assets	22,174	22,174	21,274

	179,356	179,353	172,385
Accumulated depreciation	(69,558)	(66,628)	(55,212)

	109,798	112,725	117,173
Construction in progress	43,931	21,871	2,842

Property, plant, and equipment, net	$153,729	$134,596	$120,015

Depreciation expense was $2.9 million, $2.9 million, $11.6 million and $12.7 million for the three months ended March 31, 2013 and 2012 and for the years ended December 31, 2012 and 2011, respectively.

4. Accrued Liabilities

Accrued liabilities were as follows:

	March 31,	December 31,
	2013	2012	2011
	(In thousands)
	(Unaudited)
Payroll and related costs	$317	$646	$440
Property taxes	476	1,309	833
Other	—	29	14

Accrued liabilities	$793	$1,984	$1,287

5. Income Taxes

We are not a taxable entity for United States federal income tax purposes or for the majority of states that impose an income tax. Taxes on our net income generally are borne by our partners through the allocation of taxable income. Our income tax expense results from state laws that apply to entities organized as partnerships, primarily in the state of Texas. Historically, the Predecessor has not had taxable operations in the state of Texas.

As of March 31, 2013 and December 31, 2012, we had no liability reported for unrecognized tax benefits, and we did not have any interest or penalties related to income taxes during the three months ended March 31, 2013 or the years ended December 31, 2012 or 2011.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

6. Asset Disposals

During March 2012, Western sold several small product storage tanks for $0.2 million recognizing a loss on disposal of $0.3 million.

On November 30, 2011, Western announced that it had entered into agreements to sell a section of the Predecessor’s TexNew Mex 16” Pipeline for a sales price of $40.0 million, which transaction closed on December 29, 2011. Prior to the sale of the section of the line, the Texas New Mexico pipeline extended from Southeast to Northwest New Mexico. The pipeline now originates at the sale point north of Lynch, New Mexico and has the capacity to transport crude oil from southeast New Mexico to the Four Corners area. Although Western does not currently utilize this capacity, the pipeline provides a raw material supply alternative for the El Paso and Gallup Refineries. The sale of this segment of pipeline resulted in a gain of $26.7 million, including transaction costs of $0.1 million. Western performed an impairment analysis on the remaining portion of the Predecessor’s pipeline in connection with the sale and determined that no impairment of the remaining pipeline system existed as of December 31, 2011. This gain has been included in Loss (gain) on disposal of assets in our Consolidated Statement of Operations for the year ended December 31, 2011.

7. Lease Commitments

We have commitments under various operating leases with initial terms greater than one year for machinery and facilities. These leases have terms that will expire on various dates through 2025.

We expect that in the normal course of business, these leases will be renewed or replaced by other leases. Certain of our lease agreements provide for the fair value purchase of the leased asset at the end of the lease. Rent expense for operating leases that provide for periodic rent escalations or rent holidays over the term of the lease is recognized on a straight-line basis.

The following table presents our annual minimum rental payments under non-cancelable operating leases that have lease terms of one year or more (in thousands) as of December 31, 2012:

2013	$48
2014	21
2015	5
2016	5
2017	5
2018 and thereafter	42

$126

Total rental expense was $0.02 million and $0.02 million for the three months ended March 31, 2013 and 2012 and $0.06 million and $0.06 million for the years ended December 31, 2012 and 2011, respectively.

8. Related Party Transactions

Substantially all of the related party transactions were settled immediately through division equity. The balances in accounts payable and accrued liabilities represent amounts owed to employees of Western and to third-party vendors.

We are part of the consolidated operations of Western, and substantially all of our revenue is derived from transactions with Western and its affiliates. The contractual rates used for these revenue transactions may be materially different than rates we might have received had they been transacted with third parties.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

We have no employees. Western has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business are employed or contracted by Western and its affiliates. Western also provides overhead support for us as follows:

We have included indirect charges for executive oversight, accounting, treasury, tax, legal, procurement, engineering, logistics, maintenance, and information technology and similar items. These indirect charges totaled $4.5 million and $3.7 million for the three months ended March 31, 2013 and 2012, respectively, and $15.9 million and $14.1 million for the years ended December 31, 2012 and 2011, respectively. Of these total amounts, $1.0 million and $1.1 million, are classified as general and administrative expenses for the three months ended March 31, 2013 and 2012, respectively, and $4.2 million and $4.0 million are classified as general and administrative expenses for the years ended December 31, 2012 and 2011, respectively. For the three months ended March 31, 2013 and 2012, $3.5 million and $2.6 million of these total amounts are classified as operating and maintenance expenses, respectively. For the years ended December 31, 2012 and 2011, $11.7 million and $10.1 million of these total amounts are classified as operating and maintenance expenses, respectively. The classification of these indirect charges between general and administrative expenses and operating and maintenance expenses is based on the functional nature of the services being performed for our operations.

Our management believes the indirect charges allocated to us are a reasonable reflection of the utilization of services provided. However, those allocations may not fully reflect the expenses that would have been incurred had we been a stand-alone company during the periods presented.

Report of Independent Registered Public Accounting Firm

The Partners of

Western Refining Logistics, LP

El Paso, Texas

We have audited the accompanying balance sheet of Western Refining Logistics, LP (the “Partnership”) as of July 19, 2013. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Western Refining Logistics, LP at July 19, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Phoenix, AZ

July 25, 2013

WESTERN REFINING LOGISTICS, LP

BALANCE SHEET AS OF JULY 19, 2013

ASSETS
Current assets:
Cash	$1,000

Total assets	$1,000

PARTNERS’ CAPITAL
Partners’ capital:
Limited partner	$1,000
General partner	—

Total partners’ capital	$1,000

The accompanying notes are an integral part of this balance sheet.

WESTERN REFINING LOGISTICS, LP

NOTES TO BALANCE SHEET

1. Nature of Operations

Western Refining Logistics, LP (the “Partnership”) is a Delaware limited partnership formed on July 17, 2013 by Western Refining Southwest, Inc. (“WRSW”) and Western Refining Logistics GP, LLC (the “General Partner”) each of which are an indirect, wholly owned subsidiary of Western Refining, Inc., to acquire certain assets from the operating subsidiaries of Western Refining Logistics, LP Predecessor. The General Partner is a limited liability company formed to become the general partner of the Partnership.

On July 19, 2013, WRSW, a Delaware corporation, contributed $1,000 to the Partnership in exchange for a 100% limited partnership interest. There have been no other transactions involving the Partnership as of July 19, 2013.

2. Subsequent Events

We have evaluated subsequent events through July 25, 2013. Any material subsequent events that have occurred during this time have been properly recognized or disclosed in our Balance Sheet or Notes to the Balance Sheet.

APPENDIX A

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

WESTERN REFINING LOGISTICS, LP

A-1

Appendix B

GLOSSARY OF TERMS

barrel or bbl: Forty-two (42) U.S. gallons at sixty (60) degrees Fahrenheit.

bpd: Barrels per day.

common carrier pipeline: A pipeline engaged in the transportation of crude oil, refined petroleum products or NGL as a common carrier for hire.

current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

distributable cash flow: A non-GAAP supplemental financial measure defined as EBITDA less net cash interest paid, income taxes paid, and maintenance capital expenditures.

EBITDA: A non-GAAP supplemental financial measure defined as net income (loss) before net interest expense, income taxes and depreciation and amortization expense.

EIA: United States Energy Information Administration.

EPA: U.S. Environmental Protection Agency.

feedstock: Raw material required for a refining process.

FERC: Federal Energy Regulatory Commission.

Four Corners area: Geographic region encompassing the southwestern corner of Colorado, northwestern corner of New Mexico, northeastern corner of Arizona and southeastern corner of Utah.

GAAP: Generally accepted accounting principles in the United States.

general and administrative expenses: General and administrative expenses consist of employment costs, cost of facilities, as well as legal, audit and other administrative costs.

High Consequence Areas (HCAs): Areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density.

incentive distribution right: A non-voting limited partner partnership interest issued to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

IP Rate: the 30-day initial production rate using the first full month of production as reported to the individual state oil and gas commissions.

limited partner unit: means a unit of limited partnership in the Partnership, which may be evidenced by common units, subordinated units, incentive distribution rights, or other partnership interests (other than a general partnership interest) or a combination thereof.

B-1

NGL: Natural gas liquids, which are the hydrocarbon liquids produced in the manufacture, purification and stabilization of natural gas.

PHMSA: Pipeline and Hazardous Materials Safety Administration.

PPI: Producer Price Index for Finished Goods, as provided by the U.S. Department of Labor, Bureau of Labor Statistics.

refined petroleum products or refined products: Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery.

shell storage capacity: The total tank volume including heel, working capacity, and void volume.

sweet crude oil: Crude oil that is below 0.5% sulfur content by weight.

tank farm: A group of tanks connected to a pipeline in which crude oil or other hydrocarbon-based products are stored.

terminalling: The temporary storage of hydrocarbons in a facility.

throughput: The volume of crude oil and refined petroleum products transported or passing through a pipeline, plant, terminal or other facility during a particular period.

ton: A unit of weight equivalent to 2,000 pounds. With respect to asphalt, a ton equals approximately 5.7 barrels.

tpd: Tons per day.

tpy: Tons per year.

turnaround: A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to five years and typically lasts 30 to 60 days.

West Texas Intermediate (WTI): A type of sweet crude oil commonly used as a price benchmark.

West Texas Sour (WTS): A type of sour crude oil that is typically less expensive than WTI.

B-2

Through and including                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Common Units

Representing Limited Partner Interests

Western Refining Logistics, LP

PROSPECTUS

BofA Merrill Lynch

Barclays

                    , 2013

Part II

Information required in the registration statement

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$39,215
FINRA filing fee	43,625
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
NYSE listing fee		*
Miscellaneous		*

Total		*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Our general partner will enter into indemnification agreements (each, an “Indemnification Agreement”) with each of its officers and directors (each, an “Indemnitee”). Each Indemnification Agreement provides that our general partner will indemnify and hold harmless each Indemnitee against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by the Indemnitee in connection with serving in their capacity as officers and directors of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The Indemnification Agreement also provides that the general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to return such advance if it is ultimately determined that the Indemnitee is not entitled to indemnification.

Any underwriting agreement entered into in connection with the sale of the securities offered pursuant to this registration statement will provide for indemnification by us of the general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On July 19, 2013, in connection with the formation of Western Refining Logistics, LP, we issued (1) a non-economic general partner interest in us to Western Refining Logistics GP, LLC and (2) a 100% limited partner interest in us to Western Refining Southwest, Inc. for $1,000. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16. EXHIBITS.

The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement

3.1	—	Certificate of Limited Partnership of Western Refining Logistics, LP

3.2*	—	Form of Amended and Restated Limited Partnership Agreement of Western Refining Logistics, LP (filed herewith as Appendix A)

3.3	—	Certificate of Formation of Western Refining Logistics GP, LLC

3.4*	—	Amended and Restated Limited Liability Company Agreement of Western Refining Logistics GP, LLC

5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

10.1*	—	Form of Revolving Credit Facility

10.2*	—	Form of Contribution, Conveyance and Assumption Agreement

10.3*	—	Form of Omnibus Agreement

10.4*	—	Form of Services Agreement

10.5*	—	Form of Pipeline and Gathering Services Agreement

10.6*	—	Form of Terminalling, Transportation, and Storage Services Agreement

10.7*	—	Form of Long Term Incentive Plan

10.8*	—	Form of Grant Agreement (equity plan)

10.9*	—	Form of Indemnification Agreement

21.1*	—	List of Subsidiaries of Western Refining Logistics, LP

23.1	—	Consent of Deloitte & Touche LLP

23.2	—	Consent of Deloitte & Touche LLP

23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23.5	—	Consent of BENTEK Energy, LLC

24.1	—	Powers of Attorney (contained on the signature pages to this Registration Statement)

*	To be filed by amendment.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) If the registrant is relying on Rule 430B:

(A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Western Refining Logistics GP, LLC or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to Western Refining Logistics GP, LLC or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement (No. 333-             ) to be signed on its behalf by the undersigned, thereunto duly authorized, in Tempe, Arizona, on July 25, 2013.

WESTERN REFINING LOGISTICS, LP

By:	Western Refining Logistics GP, LLC, its general partner
By:	/s/ Jeff A. Stevens
Name:	Jeff A. Stevens
Title:	Chief Executive Officer, President and Director

Each person whose signature appears below appoints Jeff A. Stevens, Gary R. Dalke, William R. Jewell and Lowry Barfield, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Jeff A. Stevens Jeff A. Stevens	Chief Executive Officer, President, and Director (Principal Executive Officer)	July 25, 2013

/s/ Paul L. Foster Paul L. Foster	Director	July 25, 2013

/s/ Scott D. Weaver Scott D. Weaver	Director	July 25, 2013

/s/ Gary R. Dalke Gary R. Dalke	Chief Financial Officer (Principal Financial Officer)	July 25, 2013

/s/ William R. Jewell William R. Jewell	Chief Accounting Officer (Principal Accounting Officer)	July 25, 2013

EXHIBIT INDEX

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement

3.1	—	Certificate of Limited Partnership of Western Refining Logistics, LP

3.2*	—	Form of Amended and Restated Limited Partnership Agreement of Western Refining Logistics, LP (filed herewith as Appendix A)

3.3	—	Certificate of Formation of Western Refining Logistics GP, LLC

3.4*	—	Amended and Restated Limited Liability Company Agreement of Western Refining Logistics GP, LLC

5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

10.1*	—	Form of Revolving Credit Facility

10.2*	—	Form of Contribution, Conveyance and Assumption Agreement

10.3*	—	Form of Omnibus Agreement

10.4*	—	Form of Services Agreement

10.5*	—	Form of Pipeline and Gathering Services Agreement

10.6*	—	Form of Terminalling, Transportation, and Storage Services Agreement

10.7*	—	Form of Long Term Incentive Plan

10.8*	—	Form of Grant Agreement (equity plan)

10.9*	—	Form of Indemnification Agreement

21.1*	—	List of Subsidiaries of Western Refining Logistics, LP

23.1	—	Consent of Deloitte & Touche LLP

23.2	—	Consent of Deloitte & Touche LLP

23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23.5	—	Consent of BENTEK Energy, LLC

24.1	—	Powers of Attorney (contained on the signature pages to this Registration Statement)

*	To be filed by amendment.